Exhibit 99.1

Management Proxy Circular

Triple Flag Precious Metals Corp.

Annual Meeting of Shareholders

May 8, 2024

This document contains:

Notice of Annual Meeting of Shareholders

Management Proxy Circular

LETTER FROM THE CHAIR

It gives me great pleasure to look back and reflect on what Triple Flag has accomplished in 2023.

Triple Flag’s track record of growth and performance in 2023 was highlighted by the closing of the Maverix Metals acquisition followed by the successful integration of that business. The acquisition significantly increased our scale and optionality, resulting in a combined portfolio of 234 assets which produced 105,087 gold equivalent ounces (GEOs) in 2023.  Since Triple Flag was created in 2016, we have grown to become the fourth highest producing company in the precious metals royalty and streaming sector. As we benefit from a strong gold price environment and our high margins drive bottom-line cash flows, the business remains robust and is poised for further growth in 2024.

Following our seventh consecutive annual GEOs sales record of 105,087 ounces for 2023, we have provided 2024 sales guidance of between 105,000 and 115,000 gold equivalent ounces. Our portfolio is also poised for further growth beyond 2024 with an average five-year gold equivalent ounces outlook of 140,000 ounces per year which, importantly, requires no further investment from Triple Flag to achieve.

We have shared our growing cash flows with shareholders, increasing our annualized dividend to 21 cents per share, and I am pleased that we have increased our dividend every year since our initial public offering in 2021.

Finally, I want to bring attention to Triple Flag’s ESG program that received many external accolades throughout the year. Triple Flag improved its Sustainalytics ranking to 3rd place out of 117 companies in the global precious metals sector, was recognized as a 'Great Place to Work' for the 2nd year running, supported a wide variety of partnership programs with its operators, and remained carbon neutral by offsetting Scope 3 emissions throughout the year. We also achieved our 2025 targets of over 30% women on the board and 30% diversity amongst senior management.

We look forward to continuing to grow Triple Flag in a prudent, sustainable manner, creating increased value for all stakeholders. 2024 is shaping up to be a very prospective year, with one of the busiest pipelines the company has ever seen, including many high-quality deals of scale. We are committed to working for our fellow shareholders as Triple Flag continues its disciplined development as the premier growth story in the precious metals streaming and royalty space.

Thank you all.

Dawn Whittaker

Director and Chair

ABOUT THE MEETING

Notice of Annual and Special Meeting of Shareholders

The 2024 Annual and Special Meeting of Shareholders (the “Meeting”) of Triple Flag Precious Metals Corp. (the “Company”) will be held on Wednesday, May 8, at 10:00 a.m. (Eastern Time) for the following purposes:

√	to receive the consolidated financial statements for the financial year ended December 31, 2023, and the auditor’s report thereon;

√	to elect the directors (see “Election of the Board of Directors” in the Management Proxy Circular (the “Circular”) for additional details);

√	to appoint PricewaterhouseCoopers LLP (“PwC”) as our auditor for 2024 and to authorize the directors to fix the auditor’s remuneration (see “Appointment of the Auditor” in the Circular for additional details);

√	to consider and approve a resolution confirming and approving the renewal of the Company’s omnibus equity incentive plan and all unallocated awards thereunder;

√	to vote on the advisory resolution on the approach to executive compensation; and

√	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on March 18, 2024 will be entitled to vote at the Meeting.

The Meeting will be held in a virtual meeting format only. Shareholders will be able to listen to, participate in and vote at the Meeting in real time through a web-based platform.

You can attend the Meeting by joining the live webcast online at https://meetnow.global/M2XRQS2. You should allow ample time to join the Meeting to check compatibility and complete the related procedures. See “How do I attend and participate in the virtual Meeting?” in the Circular for detailed instructions on how to attend and vote at the Meeting.

Notice and Access

Pursuant to an exemption obtained by the Company under the Canada Business Corporations Act (the “CBCA”), the Company is using the “notice and access” procedure adopted by the Canadian Securities Administrators for the delivery of the Circular and the annual consolidated financial statements and management’s discussion and analysis thereon for the year ended December 31, 2023 (the “2023 Annual Report” and together with the Circular, the “Meeting Materials”). Under the notice and access procedure, you are still entitled to receive a form of proxy (or voting instruction form) enabling you to vote at the Meeting. However, instead of receiving paper copies of the Meeting Materials, you are receiving this Notice of Meeting which contains information about how to access the Meeting Materials electronically. The principal benefit of the notice and access procedure is that it reduces costs and the environmental impact of producing and distributing paper copies of documents in large quantities.

Shareholders who have consented to electronic delivery of materials are receiving this Notice of Meeting in an electronic format. The Circular and form of proxy (or voting instruction form) for the common shares of the Company (the “Common Shares”) provide additional information concerning the matters to be dealt with at the Meeting. You should access and review all information contained in the Circular before voting. See “Notice and Access” in the Circular for additional details.

Shareholders with questions about the notice and access procedure can call Computershare Investor Services Inc. (“Computershare”) toll free at 1-866-964-0492 or by going to: www.computershare.com/noticeandaccess.

Websites where the Meeting Materials are Posted

The Meeting Materials can be viewed online on the Company’s website, www.tripleflagpm.com, under the Company’s SEDAR+ profile at www.sedarplus.com, or on EDGAR at www.sec.gov.

Non-Registered and Registered Shareholders

If you would like a paper copy of the Circular and/or the 2023 Annual Report, you should first determine whether you are: (i) a non-registered shareholder; or (ii) a registered shareholder.

√	You are a non-registered shareholder (also known as a beneficial shareholder) if you own Common Shares indirectly and your Common Shares are registered in the name of a bank, trust company, broker or other intermediary. For example, you are a non-registered shareholder if your Common Shares are held in a brokerage account of any type.

√	You are a registered shareholder if you hold a paper share certificate or a direct registration system (DRS) statement and your name appears directly on the share certificate(s) or DRS statement.

How to Obtain Paper Copies of the Meeting Materials

All shareholders may request that paper copies of the Circular and/or the 2023 Annual Report be mailed to them at no cost for up to one year from the date that the Circular was filed on SEDAR+.

If you are a non-registered shareholder, a request may be made by going to www.proxyvote.com and entering the 16-digit control number located on your voting instruction form and following the instructions provided. Alternatively, you may submit a request by calling Broadridge Investor Communications Corporation (“Broadridge”) at 1-877-907-7643, or outside Canada and the United States, at 303-562-9305 (English) or 303-562-9306 (French). A request must be received by April 25, 2024 (i.e., at least seven business days in advance of the date and time specified in your voting instruction form as the voting deadline) if you would like to receive the Circular and/or the 2023 Annual Report in advance of the voting deadline and Meeting date.

If you are a registered shareholder, you can request paper copies of the Circular and/or the 2023 Annual Report: (i) in advance of the voting deadline and Meeting date by calling Computershare at 1-866-962-0498; or (ii) after the Meeting date and within one year from the date the Circular was filed on SEDAR+ by calling Computershare at 1-800-564-6253. A request must be received by April 25, 2024 (i.e., at least seven business days in advance of the date and time specified in your proxy form as the voting deadline) if you would like to receive the Circular and/or the 2023 Annual Report in advance of the voting deadline and Meeting date.

Voting

Non-registered shareholders

Non-registered shareholders are entitled to vote through Broadridge or their intermediary, as applicable, or during the Meeting by online ballot through the live webcast platform. Non-registered shareholders should exercise their right to vote by following the instructions of Broadridge or their intermediary, as applicable, as indicated on their voting instruction form. Voting instruction forms will be provided by Broadridge or your intermediary. Voting instruction forms may be returned as follows:

INTERNET:	www.proxyvote.com

TELEPHONE:	1-800-474-7493 (English) or 1-800-474-7501 (French)

MAIL:	Data Processing Centre, P.O. Box 3700, STN. INDUSTRIAL PARK, Markham, Ontario L3R 9Z9

Broadridge or your intermediary, as applicable, must receive your voting instructions at least one business day in advance of the proxy deposit date noted on your voting instruction form. If you are a non-registered shareholder and you wish to attend and vote at the Meeting (or have another person attend and vote on your behalf), you must complete the voting instruction form in accordance with the instructions provided. These instructions include the additional step of registering the person you have designated to attend the Meeting (either yourself or the person you designated to attend on your behalf) with our transfer agent, Computershare, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder you have designated to attend the Meeting with Computershare will result in such proxyholder not receiving a control number to participate in the Meeting and such proxyholder would only be able to attend the Meeting as a guest. Guests will be able to listen to the Meeting but will not be able to ask questions or vote. See “How do I vote if I am a non-registered shareholder?” in the Circular for additional details.

Registered shareholders

Registered shareholders are entitled to vote by proxy or during the Meeting by online ballot through the live webcast platform. Registered shareholders who are unable to attend the Meeting should exercise their right to vote by signing and returning the form of proxy, or voting in advance via the internet, in accordance with the directions on the form. Computershare must receive completed proxies no later than 10:00 a.m. (Eastern Time) on May 6, 2024 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays) before the date of the adjourned or postponed Meeting. See “How do I vote if I am a registered shareholder?’’ in the Circular for additional details.

BY ORDER OF THE BOARD OF DIRECTORS,

Sheldon Vanderkooy
Chief Financial Officer

March 26, 2024
Toronto, Ontario

- i -

(continued)

Corporate Governance	24
Governance	24
ESG	27
Enterprise Risk Management	28
Disclosure Policy	29
Anti-Bribery and Anti-Corruption Compliance Policy	29
Insider Trading and Anti-Hedging Policy	29
Code of Ethics	29
Whistleblower Policy	30
Composition of Our Board and Board Committees	30
Committees Of Our Board	30
Compensation & Talent Committee	30
Governance & Sustainability Committee	32
Audit & Risk Committee	33
Director Independence	33
Meetings of Independent Directors	34
Majority Voting	34
Nomination Rights	34
Director Term Limits and Other Mechanisms of Board Renewal	35
Mandate Of Our Board	35
Orientation and Continuing Education	35
ESG	35
Community Involvement	37
Community Investment Strategy	37
Human Capital Management	38
Diversity and Inclusion	38
Great Place To Work	39
Human Rights Policy	39
Environmental Policy	39
Climate Strategy	40
COMPENSATION DISCUSSION AND ANALYSIS	41
Triple Flag Compensation Principles	41
How We Make Decisions	41

- ii -

(continued)

2023 Performance Achievements	41
2023 Compensation Program and Pay Decisions	42
A Great Place to Work	42
Board Transformation	42
Report on Executive Compensation and Equity Ownership	43
Introduction	43
2023 Summary	49
2023 Company Financial Performance Highlights	49
2023 EXECUTIVE PAY FOR PERFORMANCE	52
Advisory vote on compensation	53
Pay Policies and Practices	53
Pay Mix	53
Compensation-Setting Process	54
Peer Group Benchmarking	54
Peer Group	54
Independent advice	55
COMPONENTS OF COMPENSATION	56
Base Salaries	57
NEO Salary Levels	57
Short-term Incentive Plan	58
2023 Short-Term Incentive Plan Framework	59
Short-Term Incentive Award Framework Results	59
2024 Short-Term Incentive Plan	61
Long-term Equity Incentive Plans	61
Stock Options	62
RSUS	63
PSUs	63
Dividend Share Units	63
Administration and Eligibility	63
Common Shares Subject to the Omnibus Plan and Participation Limits	63
2024 Long-term Incentive Plan	64
Maverix Legacy Stock Options	64
Termination of Employment and Services	64

- iii -

(continued)

Change of Control	65
Adjustments	65
Amendment and Termination	66
Assignment	66
Burn Rate	66
Equity Compensation Plan Information	66
Benefit Plans	67
Retirement Plans	67
Perquisites	67
Risk and Executive Compensation	67
Executive Share Ownership Guidelines	67
Compensation Recovery Policy	68
Performance Graph	69
Summary Compensation Table	70
Outstanding Share-Based Awards and Option-Based Awards	71
Incentive Plan Awards – Value Vested or Earned During the Year	72
NEO Employment Agreements	72
Termination and Change of Control Benefits	73
REPORT ON DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	75
Introduction	75
Director Compensation – Non-executive directors	75
Deferred Share Unit Plan	76
Director Share Ownership Guidelines	76
Director Compensation – Board of directors	76
Outstanding Share-Based Awards	77
Incentive Plan Awards Value Vested or Earned During the Year	77
OTHER INFORMATION	78
Director and Officer Liability Insurance	78
Interest of Management and Others in Material Transactions	78
Interests of Certain Persons or Companies in Matters to be Acted Upon	78
Indebtedness of Directors and Officers	78
Corporate Cease Trade Orders	78
Bankruptcies	78

- iv -

(continued)

Penalties or Sanctions	79
Conflicts of Interest	79
Normal Course Issuer Bid	80
Non-IFRS Financial Measures	80
Additional Information	80
Shareholder Proposals	80
CONTACTING THE BOARD OF DIRECTORS	81
BOARD APPROVAL	81
APPENDIX A – BOARD OF DIRECTORS MANDATE	82

- iv -

VOTING INFORMATION

About this Circular and Related Proxy Materials

Triple Flag Precious Metals Corp. (the “Company” or “Triple Flag”) is providing you with this Management Proxy Circular (the “Circular”) and other proxy materials in connection with the 2024 Annual and Special Meeting of Shareholders (the “Meeting”) of the Company to be held on Wednesday, May 8, 2024, at 10:00 a.m. (Eastern Time). The Meeting will be held in a virtual meeting format only, by way of a live webcast. Shareholders will be able to listen, participate and vote at the meeting in real time through a web-based platform.

This Circular describes the items to be voted on at the Meeting as well as the voting process, and provides information about director and executive compensation, the Company’s corporate governance practices and other relevant matters.

Please see the “Questions and Answers on the Voting Process’’ section below for an explanation of how you can vote on the matters to be considered at the Meeting, whether or not you decide to attend the Meeting.

Unless otherwise indicated, the information contained in this Circular is given as of March 18, 2024 and all dollar amounts used are in United States dollars, unless otherwise stated. Unless otherwise indicated, Canadian dollar amounts were converted to US$ using the Bank of Canada daily average exchange rate for the relevant year, being C$1.3497=US$1.00 for 2023, C$1.3013=US$1.00 for 2022 and C$1.2535=US$1.00 for 2021.

Notice and Access

The Company is using the notice and access procedure that allows the Company to furnish proxy materials, which include the annual consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2023 (the “2023 Annual Report”), over the internet instead of mailing paper copies to shareholders. Under the notice and access procedure, the Company will deliver proxy related materials by: (i) posting this Circular and the 2023 Annual Report (and other proxy-related materials) on its website, www.tripleflagpm.com; and (ii) sending the Notice of Meeting informing holders of common shares of the Company (“Common Shares”) that this Circular, the 2023 Annual Report and proxy-related materials have been posted on the Company’s website, and explaining how to access them.

On or about April 2, 2024, the Company will send shareholders the Notice of Meeting and the relevant voting document (a form of proxy or a voting instruction form). The Notice of Meeting contains basic information about the Meeting, the matters to be voted on and instructions on how to access the proxy materials, and explains how to obtain a paper copy of this Circular and/or the 2023 Annual Report.

Questions and Answers on the Virtual Meeting

Q:	Who can attend and vote at the virtual Meeting?

A:	Registered shareholders and duly appointed proxyholders who log in to the Meeting online will be able to listen, ask questions and securely vote through a web-based platform, provided that they are connected to the internet and follow the instructions set out in this Circular. Shareholders who wish to appoint a proxyholder to represent them at the Meeting (including non-registered shareholders who wish to appoint themselves as proxyholder to attend, participate in and vote at the Meeting) must submit their duly completed proxy or voting instruction form AND register the proxyholder with the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare’’) as described below. Failure to register the proxyholder (the person you have designated to attend the Meeting, who could be yourself or another person) with Computershare will result in that proxyholder not receiving a control number to participate in the Meeting and such proxyholder would only be able to attend the Meeting as a guest.

Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to ask questions or vote.

Q:	How do I attend and participate in the virtual Meeting?

A:	How you vote depends on whether you are a registered or a non-registered shareholder. Please read the voting instructions below that are applicable to you. In order to attend the Meeting, registered shareholders, duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) and guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) must log in online as set out below.

Step 1: Log in online at https://meetnow.global/M2XRQS2. You will need the latest version of Chrome, Safari, Microsoft Edge or Firefox. Please do not use Internet Explorer as it is not a supported browser for the Meeting. You should allow ample time to join the Meeting to check compatibility and complete the related procedures.

Step 2: Follow the instructions below:

Registered Shareholders: Click “Shareholder” and then enter your “control number”. The control number is located on the form of proxy. If you use your control number to log into the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote at the Meeting.

Duly appointed proxyholders: Click “Invitation” and then enter your ‘‘invite code”. Proxyholders who have been duly appointed and registered with Computershare as described in this Circular will receive an invite code by email from Computershare after the proxy voting deadline has passed.

Guests: Click “Guest” and then complete the online form.

Registered shareholders and duly appointed proxyholders may ask questions at the Meeting and vote by completing a ballot online during the Meeting. If you plan to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. You should allow ample time to log in to the Meeting online and complete the check-in procedures.

Non-registered shareholders who have not duly appointed themselves as proxyholders may listen to the Meeting as guests. Guests will not be permitted to ask questions or vote at the Meeting.

Questions and Answers on the Voting Process

Q:	What items of business am I voting on?

A:	You will be voting:

•	to elect the directors (see “Election of the Board of Directors” for additional details);

•	to appoint PwC as our auditor for 2024 and to authorize the directors to fix the auditor’s remuneration (see ‘‘Appointment of the Auditor” for additional details);

•	to consider and approve a resolution confirming and approving the renewal of the Company’s omnibus equity incentive plan and all unallocated awards thereunder;

•	to vote on the advisory resolution on the approach to executive compensation; and

•	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Q:	Am I entitled to vote?

A:	You are entitled to vote if you were a holder of Common Shares as at the close of business on March 18, 2024, which is the record date of the Meeting. Each Common Share is entitled to one vote.

Q:	How do I vote?

A:	How you vote depends on whether you are a registered or a non-registered shareholder. Please read the voting instructions below that are applicable to you.

Q:	Am I a registered shareholder?

A:	You are a registered shareholder if you hold Common Shares in your own name and you have a share certificate or direct registration system (DRS) statement. As a registered shareholder, you are identified on the share register maintained by Computershare, as being a shareholder.

Q:	Am I a non-registered or beneficial shareholder?

A:	Most shareholders are non-registered shareholders. You are a non-registered shareholder if your Common Shares are held in an account in the name of an intermediary, such as a bank, broker or trust company. As a non-registered shareholder, you do not have Common Shares registered in your name, but your ownership interest in Common Shares is recorded in an electronic system. As such, you are not identified on the share register maintained by Computershare as being a shareholder. Instead, the Company’s share register shows the shareholder of your Common Shares as being the intermediary or depository through which you own your Common Shares.

The Company distributes copies of the proxy-related materials in connection with the Meeting to intermediaries so that they may distribute the materials to the non-registered shareholders. Intermediaries often forward the materials to non-registered shareholders through a service company (such as Broadridge Investor Communications Company). The Company pays for an intermediary to deliver the proxy-related materials to all non-registered shareholders.

Q:	How do I vote if I am a registered shareholder?

A:	If you are a registered shareholder, you may vote your Common Shares by proxy or during the Meeting by online ballot through the live webcast platform.

Voting at the Meeting

If you wish to vote your Common Shares at the Meeting, do not complete or return the form of proxy sent to you. Your vote will be taken and counted at the Meeting through the live webcast platform.

Voting by Proxy

You can vote by proxy whether or not you attend the Meeting. To vote by proxy, please complete the enclosed form of proxy (also available online at www.investorvote.com) and return it by either of the following means: by mail, courier or by hand to Computershare at the address listed below; or by going online at www.investorvote.com. You may authorize the management representatives named in the enclosed proxy form to vote your Common Shares, or you may appoint another person or company to be your proxyholder. The names already inserted on the form of proxy are Shaun Usmar, CEO and Sheldon Vanderkooy, CFO of the Company. Unless you choose another person or company to be your proxyholder, you are giving these persons the authority to vote your Common Shares at the Meeting.

To appoint another person or company to be your proxyholder, you must insert the other person’s or company’s name in the blank space provided. That person or company must attend the Meeting to vote your Common Shares by online ballot through the live webcast platform. If you do not insert a name in the blank space, the management representatives named above are appointed to act as your proxyholder. You may also use a different form of proxy than the one included with the materials sent to you.

If you wish to appoint another person or company to be your proxyholder, you must complete the additional step of registering such proxyholder with Computershare at www.computershare.com/TripleFlag after submitting your form of proxy. Failure to register the proxyholder with Computershare will result in the proxyholder not receiving an invite code to participate in the Meeting and such proxyholder would only be able to attend the Meeting as a guest.

Please note that in order for your vote to be recorded, your proxy must be received by Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or online by no later than 10:00 a.m. (Eastern Time) on May 6, 2024, or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays) before the date of the adjourned or postponed Meeting.

Q:	How will my shares be voted?

A:	On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD, as applicable), then your proxyholder must vote your Common Shares accordingly. If you have not specified on the form of proxy how you want your Common Shares to be voted on a particular issue, then your proxyholder can vote your Common Shares as they see fit.

•	Unless contrary instructions are provided, Common Shares represented by proxies appointing management as the proxyholder will be voted:

•	FOR the election of the directors;

•	FOR the re-appointment of PwC as the auditor of the Company and the authorization of the directors to fix the auditor’s remuneration;

•	FOR the renewal of the Corporation’s omnibus equity incentive plan and all unallocated awards thereunder; and

•	FOR the advisory resolution on the Company’s approach to executive compensation.

Q:	How do I vote if I am a non-registered shareholder?

A:	If you are a non-registered shareholder, you may vote your Common Shares in one of the following ways:

Through your intermediary

A voting instruction form will be included with the materials sent to you. The purpose of this form is to instruct your intermediary on how to vote on your behalf. Please follow the instructions provided on the voting instruction form.

Attend the Meeting

If you wish to vote your Common Shares during the Meeting by online ballot through the live webcast platform, you should take these steps:

Step 1: Insert your name in the space provided on the voting instruction form provided by your intermediary and sign and return it in accordance with the instructions provided. By doing so, you are instructing your intermediary to appoint you as proxyholder. Do not otherwise complete the form, as you will be voting at the Meeting.

Step 2: Register yourself as a proxyholder at www.computershare.com/TripleFlag by no later than 10:00 a.m. (Eastern Time) on May 6, 2024, or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays) before the date of the adjourned or postponed Meeting. Failure to register yourself as a proxyholder with Computershare will result in you not receiving an invite code to participate in the Meeting and you would only be able to attend the Meeting as a guest.

Designate another person to be appointed as your proxyholder

You can choose another person (including someone who is not a shareholder of the Company) to vote for you as a proxyholder. If you appoint someone else, they must attend the Meeting to vote for you. If you wish to appoint a proxyholder, you should insert that person’s name in the space provided on the voting instruction form provided to you by your intermediary and sign and return it in accordance with the instructions provided. By doing so, you are instructing your intermediary to appoint that person as proxyholder. Do not otherwise complete the form, as your proxyholder will be voting at the Meeting. You must also register your proxyholder with Computershare at https://www.computershare.com/TripleFlag by no later than 10:00 a.m. (Eastern Time) on May 6, 2024, or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays) before the date of the adjourned or postponed Meeting. Failure to register the proxyholder you have designated to attend the Meeting on your behalf with Computershare will result in the proxyholder not receiving an invite code to participate in the Meeting and such proxyholder would only be able to attend as a guest.

United States non-registered shareholders

To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy form from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 or by email to uslegalproxy@computershare.com.

Q:	If I change my mind, how do I revoke my proxy or voting instructions?

A:	Proxies may be revoked in the following ways:

Non-registered shareholders

You may revoke your proxy by sending written notice to your intermediary, so long as the intermediary receives your notice at least seven days before the Meeting (or as otherwise instructed by your intermediary). This gives your intermediary time to submit the revocation to Computershare. If your revocation is not received in time, your intermediary is not required to act on it.

Registered shareholders

You may revoke your proxy or voting instructions in any of the following ways:

•	By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare at any time before 10:00 a.m. (Eastern Time) on May 6, 2024. If the Meeting is adjourned or postponed, the deadline will be no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the date of any adjourned or postponed Meeting;

•	By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

–	to the offices of Computershare at any time before 10:00 a.m. (Eastern Time) on May 6, 2024 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays) before the date of the adjourned or postponed Meeting;

–	to the Chair of the Meeting before the Meeting starts; or

–	in any other manner permitted by law.

•	If you use your control number as a username to log into the meeting and you accept the terms and conditions, any vote that you cast at the Meeting will revoke any proxy that you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the Meeting.

General Information

Q:	How many shares are entitled to be voted?

A:	As of March 18, 2024, there were 201,085,668 Common Shares outstanding. Each Common Share is entitled to one vote on each matter to be voted upon at the Meeting.

Q:	Who counts the vote?

A:	Votes cast in advance by way of proxy and votes cast at the Meeting through the live webcast platform will be counted by representatives of Computershare who will be appointed as scrutineers at the Meeting.

Q:	Who is soliciting my proxy?

A:	Management of the Company is soliciting your proxy. Proxies will be solicited primarily by mail, but employees and agents of the Company may also use electronic means. Intermediaries will be reimbursed for their reasonable charges and expenses in forwarding proxy materials to non-registered shareholders.

The Company will bear the cost of all proxy solicitations on behalf of management of the Company.

Q:	Can I access the annual disclosure documents electronically?

A:	The Company’s 2023 Annual Report, which includes its annual financial statements and notes and management’s discussion and analysis for the year ended December 31, 2023, this Circular and the Annual Information Form (“AIF”), are available for review on its website at www.tripleflagpm.com under the Company’s SEDAR+ profile at www.sedarplus.com and on EDGAR at www.sec.gov.

Q:	Who do I contact if I have questions?

A:	If you have any questions, you may call Computershare at 1-800-564-6253 for further information.

Share Capital and Principal Shareholders

As of March 18, 2024, the record date for the Meeting, there were 201,085,668 Common Shares issued and outstanding. Our principal shareholder, Triple Flag Mining Aggregator S.à r.l. (the “Principal Shareholder”), owns a total of 133,815,727 Common Shares representing approximately 67% of the outstanding Common Shares. The Principal Shareholder is indirectly controlled by certain investment funds advised by Elliott Investment Management L.P. and its affiliates. To the knowledge of the Company, no other person beneficially owns, directly or indirectly, or exercises control or direction over 10% or more of the outstanding Common Shares.

BUSINESS TO BE TRANSACTED AT THE MEETING

The following business will be transacted at the Meeting:

Receive the Financial Statements

•	The Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2023 together with the auditor’s report thereon will be placed before the shareholders at the Meeting and shareholders or their proxyholders will be given an opportunity to discuss the financial results with management. These documents are included in the Company’s 2023 Annual Report. Copies of the 2023 Annual Report in English may be obtained from the Corporate Secretary of the Company upon request. The 2023 Annual Report in English is also available under the Company’s SEDAR+ profile at www.sedarplus.com or on the Company’s website at www.tripleflagpm.com.

Election of the Board of Directors

Nine director nominees are proposed for election to the board of directors of the Company (the “Board”). Shareholders or their proxyholders will vote on the election of the directors.

Appointment of the Auditor

Shareholders or their proxyholders will vote on the re-appointment of the auditor and the authorization of the Board to fix the auditor’s remuneration.

Voting on the Omnibus Equity Incentive Plan

Shareholders or their proxyholders will vote on the renewal of the Company’s omnibus equity incentive plan and all unallocated awards thereunder, as discussed in more detail under the ‘‘Omnibus Equity Incentive Plan” section of this Circular.

Voting on the Approach to Executive Compensation

•	Shareholders or their proxyholders will vote on the advisory resolution on the Company’s approach to executive compensation, as discussed in more detail under the ‘‘Advisory Resolution on Approach to Executive Compensation” section of this Circular.

•	The affirmative vote of a majority of the votes cast at the Meeting will constitute approval for each item of business.

Election of the Board Of Directors

The Board has determined that nine director nominees will be elected at the Meeting. All nine nominees are currently directors of the Company and all the nominees have established their eligibility and willingness to serve on the Board for the next annual term. Management does not believe that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the proxyholder may vote for another nominee at the proxyholder’s discretion. At the Meeting, the nominees will be voted on individually, and in accordance with applicable Canadian securities legislation, the voting results for each nominee will be publicly disclosed. The persons named in the enclosed form of proxy intend to vote for the election of each of the director nominees. Each director will be elected to hold office until the next annual meeting of shareholders or until such office is earlier vacated.

Advance Notice Provisions

Our by-laws include certain advance notice provisions with respect to the election of our directors (the ‘“Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the date on which the first public announcement of the date of the special meeting of shareholders was made.

A copy of our by-laws is available on the Company’s website at www.tripleflagpm.com, under the Company’s SEDAR+ profile at www.sedarplus.com and on EDGAR at www.sec.gov.

As of the date hereof, no director nominations have been received by the Company from any shareholder in respect of the Meeting.

Nominees

The director nominee profiles, provided below under “Director Profiles”, tell you about each director nominee’s experience and other important information to consider, including how much equity they own in the Company and any other public company boards they sit on. We believe our Board nominees must strike the right balance between those who have the skills and experience necessary to ensure our business can secure its license to operate, and those who have technical and operating expertise and financial and business acumen.

The director nominees have been selected based on their sound leadership and professional reputation, and their collective ability to address the broad range of issues the Board considers when overseeing the Company’s business and affairs. As a group, the director nominees complement each other in respect of their respective skills, experience and diversity of perspectives.

The Board recommends a vote FOR all nominees listed below.

Additional biographical information for each individual is provided below under “Director Profiles”. Directors will serve until the next annual meeting of shareholders or until their successors are elected or appointed unless their office is earlier vacated.

Name and Place of Residence	Principal Position/Title[1]
Dawn Whittaker[1,4] Ontario, Canada	Director and Board Chair
Susan Allen[1,2] Ontario, Canada	Director and Audit & Risk Committee Chair
Timothy Baker[1,3,4,5] British Columbia, Canada	Director and Governance & Sustainability Committee Chair
Peter O’Hagan[1,2,3,5] New York, United States	Director and Compensation & Talent Committee Chair
Geoff Burns[1,4] British Columbia, Canada	Director
Mark Cicirelli[5] New York, United States	Director
Blake Rhodes[1,3] Colorado, United States	Director
Shaun Usmar Ontario, Canada	Director and Chief Executive Officer
Elizabeth Wademan[1,2,3] Ontario, Canada	Director

1 Independent director. See ‘‘Statement of Corporate Governance Practices – Director Independence’’.

2 Member of our Audit & Risk Committee.

3 Member of our Compensation & Talent Committee.

4 Member of our Governance & Sustainability Committee.

5 Nominee of our Principal Shareholder. See ‘‘Nomination Rights”.

Director Profiles

The following profiles present information about each of the nominees for election as director. Our directors are elected annually, individually, and by majority vote. Pursuant to the CBCA, shareholders are allowed to vote “for” or “against” (as opposed to “for” and “withhold”) nominees for election to our Board of Directors. If a nominee does not receive a majority of the votes cast for their election, the nominee will not be elected and the Board of Directors position will remain open or, in the case of incumbent directors (which comprise all of the nominees for election to our Board of Directors at the Meeting), such director may continue in office until the earlier of (i) the 90th day after the election, or (ii) the day on which his or her successor is appointed or elected.

Other than the Investor Rights Agreement (as defined herein), there are no contracts, arrangements, or understandings between any director or executive officer, or any other person, pursuant to which any of the nominees has been nominated for election as a director of the Company.

All other director information can be found in “Report on Director Compensation and Equity Ownership” and “Committees of our Board” in this Circular. All amounts in this Management Proxy Circular are in U.S. dollars unless otherwise indicated. References to “US$”, “$” or “dollars” are to United States dollars, references to “C$” are to Canadian dollars and references to ‘‘A$” are to Australian dollars.

DAWN WHITTAKER Independent Director and Chair of the Board

Director since: May 2021 Age: 63 Residence: Ontario, Canada Nationality: Canadian	Areas of Expertise Investment Banking/M&A Financial Literacy/Accounting Governance/Board/Risk Mitigation HR/Compensation Legal &Compliance

Ms. Whittaker is a seasoned public company board and committee member with more than 30 years’ experience as a capital markets lawyer. Her deep corporate governance experience is complemented by her professional expertise in corporate strategy, mergers and acquisitions and corporate finance. She is currently a member of the board of directors of Novagold Resources Inc., where she is the Chair of the Corporate Governance and Nominations Committee. Ms. Whittaker is a former member of the board of directors of Sierra Metals Inc., Detour Gold Corporation,  and Kirkland Lake Gold. She is currently the President and Chair of the board of directors of The Badminton and Racquet Club of Toronto and a former member of the board of directors of the Canadian Mental Health Association, Ontario Division.

Ms. Whittaker was formerly a senior partner at Norton Rose Fulbright, a global law firm, where she was the national leader of the firm’s Mining and Commodities Team in Canada and a member of the firm’s Canadian Partnership Committee (board). Ms. Whittaker also previously served on the Continuous Disclosure Advisory Committee of the Ontario Securities Commission.

She has received the National Association of Corporate Directors certification and holds a Bachelor of Arts (Honours) and an LL.B. from Queen’s University.

2024

Board and Committee Membership
Board of Directors (Chair)
Governance & Sustainability Committee

Securities Held as at March 18, 2024
Common Shares	23,000
DSUs	68,211
Exceeds Director share ownership requirement

Other Public Boards During Past Five Years (as at March 18, 2024)
Novagold Resources Inc.	2023–present
Sierra Metals Inc.	2022–2023
Detour Gold Corporation	2018–2020

2023

Board and Committee Membership	Attendance	Cash Retainer		DSUs[1]
Board of Directors	6 of 6 – 100%		US$	200,000
Board Chair			US$	100,000
Compensation & ESG Committee	1 of 1 – 100%[2]
Audit Committee	1 of 1 – 100%[3]
Governance & Sustainability Committee	3 of 3 – 100%

Prior Year Meeting Voting Results	Votes For	Votes Against
2023	178,149,427	452,105
	(99.75)%	(0.25)%

1 Ms. Whittaker elected prior to the start of 2022 to have all of her compensation allocated in DSUs.

2 Ms. Whittaker was a member of the Compensation & ESG Committee until March 6, 2023. Effective March 6, 2023 the Compensation & ESG Committee was split into two Committees – the Compensation & Talent Committee and the Governance & Sustainability Committee.

3 Ms. Whittaker was a member of the Audit Committee until March 6, 2023, when the Audit Committee was reconstituted and renamed the Audit & Risk Committee.

SUSAN ALLEN Independent Director and Chair of Audit & Risk Committee

Director since: May 2021 Age: 66 Residence: Ontario, Canada Nationality: Canadian	Areas of Expertise Managing or Leading Growth International Financial Literacy/Accounting Governance/Board/Risk Mitigation HR/Compensation Legal & Compliance

Ms. Allen has served on the Board of Directors of Triple Flag since the completion of its IPO and serves as Chair of the Audit & Risk Committee. She also serves as Trustee or Director and Audit Committee Chair on the boards of Richards Packaging Income Trust and EcoSynthetix, Inc., each TSX listed companies, and serves as a Director of Conavi Medical Inc., a private Canadian medical device company.

Ms. Allen has over 10 years’ experience with executive board roles held in various not for profit entities, and previously served on global and Canadian boards of PwC and on numerous board committees. As a former PwC assurance partner with 34 years’ experience, she has extensive international business, audit, board and governance experience, and has advised companies on valuations, acquisitions, carve-outs, going public and internal control systems.

Ms. Allen is author of “Count Me In – A Trailblazer’s Triumph in a World not Built for Her” to help professional women in business. She is recipient of Catalyst Canada’s “Business Champion” award and was named one of Women Executive Network’s (‘WXN’s) “Top 100 Most Powerful Women in Canada” for her leadership role and impact on diversity initiatives. In 2023, she received WXN’s CEDI award for her contributions and impact on increasing equity, diversity and inclusion initiatives on boards, executive teams and in the broader community. Ms. Allen is a graduate of the University of Toronto, with a Bachelor of Arts degree, and holds her U.S. CPA, Canadian FCPA (FCA) and ICD.D designations.

2024

Board and Committee Membership
Board of Directors
Audit & Risk Committee Chair

Securities Held as at March 18, 2024
Common Shares	15,653
DSUs	30,952
Exceeds Director share ownership requirement

Other Public Boards During Past Five Years (as at March 18, 2024)
Richards Packaging Income Trust	2018–present
EcoSynthetix Inc.	2018–present

2023

Board and Committee Membership	Attendance		Cash Retainer		DSUs
Board of Directors	6 of 6 – 100%	US$	160,000	US$	40,000
Audit & Risk Committee Chair	4 of 4 – 100%[1]			US$	25,000

Prior Year Meeting Voting Results	Votes For	Votes Against
2023	178,225,366	376,165
	(99.79)%	(0.21)%

1 Prior to March 6, 2023, the Audit & Risk Committee was known as the Audit Committee.

PETER O’HAGAN Independent Director and Chair of Compensation & Talent Committee

Director since: May 2021 Age: 61 Residence: New York, USA Nationality: American	Areas of Expertise Managing or Leading Growth International Investment Banking/M&A Financial Literacy/Accounting Governance/Board/Risk Mitigation HR/Compensation Business Development & Marketing

Mr. O’Hagan’s career spans over 35 years in commodities sales and trading and natural resource investing, beginning at Phibro in 1987. He worked at Goldman Sachs from 1991 to 2013, where he was a partner from 2002-2013 and most recently co-headed the commodities sales, trading and investing business. From 2016 to 2019, Mr. O’Hagan was a Managing Director at The Carlyle Group, a global investment firm where he focused on industrial and commodity-related investments within the Equity Opportunity Fund. Immediately prior to joining Carlyle, he was an operating advisor at KKR & Co. in the Energy and Real Assets group. Mr. O’Hagan is currently a board member and Chair of the Audit Committee of Rigel Resource Acquisition Corp.

Mr. O’Hagan is a member of the board and Chairman of the Human Resources and Compensation Committee of IAMGOLD. From 2015 to 2017, Mr. O’Hagan was a board member and Chair of the Compensation Committee of Stillwater Mining until its sale to Sibanye Gold.

He is a graduate of the University of Toronto, Trinity College (BA) and holds an MA from the Johns Hopkins University School of Advanced International Studies (SAIS) where he also serves on the advisory board.

2024

Board and Committee Membership
Board of Directors
Compensation & Talent Committee
Audit & Risk Committee

Securities Held as at March 18, 2024
Common Shares	28,000
DSUs	38,161
Exceeds Director share ownership requirement

Other Public Boards During Past Five Years (as at March 18, 2024)
IAMGOLD Corporation	2022–present
Rigel Resource Acquisition Group	2021–present
Stillwater Mining	2015–2017

2023

Board and Committee Membership	Attendance		Cash Retainer		DSUs
Board of Directors	6 of 6 – 100%	US$	40,000	US$	160,000
Compensation & ESG Committee	1 of 1 – 100%[1]	US$	25,000
Compensation & Talent Committee	4 of 4 – 100%
Audit & Risk Committee	4 of 4 – 100%[2]

Prior Year Meeting Voting Results	Votes For	Votes Against
2023	178,112,617	488,915
	(99.73)%	(0.27)%

1 Mr. O’Hagan was a member of the Compensation & ESG Committee until March 6, 2023. Effective March 6, 2023 the Compensation & ESG Committee was split into two Committees – the Compensation & Talent Committee and the Governance & Sustainability Committee.

2 Prior to March 6, 2023, the Audit & Risk Committee was known as the Audit Committee.

TIMOTHY BAKER Independent Director and Chair of Governance & Sustainability Committee

Director since: May 2021 Age: 71 Residence: British Columbia, Canada Nationality: Canadian	Areas of Expertise Managing or Leading Growth International CEO/President/General Management Operations/Industry Expertise/ Mining HSE&S/Reputation Governance/Board/Risk Mitigation HR/Compensation

Mr. Baker has over 30 years of global mining, project development and operational experience and has held executive and board roles at some of the world’s largest gold and copper producers. He previously served as non-Executive Chairman of Golden Star Resources Ltd. before its acquisition by Chifeng Jilong Gold. Prior to joining the board of directors of Golden Star Resources Ltd., he served as the Chief Operating Officer and Executive Vice President of Kinross Gold Corporation from June 2006 to November 2010.

His experience includes operating mines and projects in Canada, Chile, the United States, Tanzania and the Dominican Republic. Mr. Baker currently serves as an independent director of MAG Silver Corp., and previously served as an independent director of RCF Acquisition Corp from August 2021 to November 2023, Sherritt International Corporation from May 2014 to February 2021, Augusta Resources Corporation from September 2008 to September 2014, Eldorado Gold Corporation from May 2011 to December 2012, Pacific Rim Mining Corp. from March 2012 to November 2013, Rye Patch Gold Corp. from December 2016 to May 2018, Alio Gold Inc. from May 2019 to June 2019 and Antofagasta PLC from March 2011 to May 2020.

He holds a Bachelor of Science degree in geology from Edinburgh University.

2024

Board and Committee Membership
Board of Directors
Compensation & Talent Committee
Governance & Sustainability Committee

Securities Held as at March 18, 2024
Common Shares	28,337
DSUs	38,161
Exceeds Director share ownership requirement

Other Public Boards During Past Five Years (as at March 18, 2024)
MAG Silver Corp.	2021–present
RCF Acquisition Corp.	2021–2023
Golden Star Resources Ltd.	2013–2022
Sherritt International Corporation	2014–2021
Antofagasta PLC	2011–2020
Alio Gold Inc.	2018–2019

2023

Board and Committee Membership	Attendance[1]		Cash Retainer		DSUs
Board of Directors	6 of 6 – 100%	US$	40,000	US$	160,000
Compensation & ESG Committee[1]	1 of 1– 100%	US$	25,000
Governance & Sustainability Committee	3 of 3 – 100%
Compensation & Talent Committee	4 of 4 – 100%		NA

Prior Year Meeting Voting Results	Votes For	Votes Against
2023	177,407,741	1,193,791
	(99.33)%	(0.67)%

1 Mr. Baker was a member of the Compensation & ESG Committee until March 6, 2023. Effective March 6, 2023 the Compensation & ESG Committee was split into two Committees – the Compensation & Talent Committee and the Governance & Sustainability Committee.

GEOFF BURNS Independent Director

Director since: January 2023 Age: 64 Residence: British Columbia, Canada Nationality: Canadian	Areas of Expertise

Managing or Leading Growth

International

CEO/President/General Management

Operations/Industry Expertise/Mining

Investment Banking/M&A

Financial Literacy/Accounting

HSE&S/Reputation

Governance/Board/Risk Mitigation

HR/Compensation

Government Relations

Business Development & Marketing

Mr. Burns co-founded Maverix Metals Inc. in 2016 and served as the Chair of Maverix’s Board of Directors since its inception until its sale to Triple Flag in 2023. Previously, he served as President and CEO of Pan American Silver Corp. for 12 years, and was also a member of its Board of Directors.

In his over 35 years in the precious metals mining industry, Mr. Burns has gathered extensive experience throughout North and South America in both mine operations and project development, having participated in multiple mine development and construction projects from feasibility study through continuous operation. Throughout his career he has led or been a part of numerous capital market transactions, raising more than $1.3 billion in equity, debt and convertible debt, while completing M&A transactions in excess of $3.0 billion.

Mr. Burns holds a BSc. degree in geology from McMaster University and an MBA from York University.

2024

Board and Committee Membership
Board of Directors
Governance & Sustainability Committee

Securities Held as at March 18, 2024
Common Shares	1,779,821
DSUs	3,035
Exceeds Director share ownership requirement

Other Public Boards During Past Five Years (as at March 18, 2024)
Elevation Gold Mining Corporation	2019–2023
Maverix Metals Inc.	2016–2023
Taseko Mines Limited	2016–2019

2023

Board and Committee Membership	Attendance		Cash Retainer		DSUs
Board of Directors	6 of 6 – 100%	US$	160,000	US$	40,000
Governance & Sustainability Committee	3 of 3 – 100%		NA		NA

Prior Year Meeting Voting Results	Votes For	Votes Against
2023	178,226,967	334,564
	(99.81)%	(0.19)%

MARK CICIRELLI Non-Independent Director

Director since: October 2019 Age: 49 Residence: New York, USA Nationality: American	Areas of Expertise Investment Banking/M&A Financial Literacy/Accounting Governance/Board/Risk Mitigation HR/Compensation

Mr. Cicirelli is a Portfolio Manager and Global Head of Insurance at Elliott Investment Management L.P., which he joined in 2005. Previously he worked at TH Lee Putnam Ventures, a private equity fund, and at J.P. Morgan & Company. Mr. Cicirelli is Director of the Prosperity Life Insurance Group and also serves on the board of directors of Aeolus Capital Management and the New York Board of the non-profit All Stars Project. Mr. Cicirelli graduated from Dartmouth with a Bachelor of Arts in government and economics, and from Harvard with a Master of Business Administration.

2023

Board and Committee Membership
Board of Directors

Securities Held as at March 18, 2024
Common Shares	NA
DSUs	NA

Other Public Boards During Past Five Years (as at March 18, 2024)
Opus Bank	2012–2019

20231

Board and Committee Membership	Attendance	Cash Retainer	DSUs
Board of Directors	6 of 6 – 100%	NA	NA

Prior Year Meeting Voting Results	Votes For	Votes Against
2023	177,949,584	651,948
	(99.63)%	(0.37)%

1 As further described in the Report on Director Compensation and Equity Ownership, Mr. Cicirelli is an employee of an affiliated entity of the Principal Shareholder and, as such, does not receive any compensation for his role on the Board.

BLAKE RHODES Independent Director

Director since: January 2023 Age: 57 Residence: Colorado, United States Nationality: American	Areas of Expertise

Managing or Leading Growth

International

CEO/President/General Management

Operations/Industry Expertise/Mining

Investment Banking/M&A

Financial Literacy/Accounting

HSE&S/Reputation

Governance/Board/Risk Mitigation

Legal & Compliance

Mr. Rhodes retired from Newmont Corporation in April 2022, where he was the Senior Vice President of Strategic Development and a member of the executive leadership team. Mr. Rhodes’ career at Newmont spanned over 25 years, during which he served in a legal capacity as General Counsel, in operations as Senior Vice President of Indonesia, and led Newmont’s mergers and acquisitions team as SVP of Strategic Development. Mr. Rhodes has extensive transactional and international business experience, having worked and lived in Jakarta, Adelaide and Singapore, and played key roles in Newmont’s significant transactions, including the acquisition of Goldcorp Inc. and the formation of the Nevada Gold Mines Joint Venture.

He graduated from Iowa State University with a bachelor’s degree in Business Administration and holds a Doctor of Jurisprudence degree from the University of Pennsylvania.

2024

Board and Committee Membership
Board of Directors
Compensation & Talent Committee

Securities Held as at March 18, 2024
Common Shares	20,000
DSUs	12,141
Satisfies Director share ownership requirement as a result of common shares purchased subsequent to year-end

Other Public Boards During Past Five Years (as at March 18, 2024)
Maverix Metals	2018–2023

2023

Board and Committee Membership	Attendance		Cash Retainer		DSUs
Board of Directors	6 of 6 – 100%	US$	40,000	US$	160,000
Compensation & Talent Committee	4 of 4 – 100%		NA		NA

Prior Year Meeting Voting Results	Votes For	Votes Against
2023	178,262,385	339,146
	(99.81)%	(0.19)%

SHAUN USMAR Founder, CEO and Non-Independent Director

Director since: October 2019 Age: 54 Residence: Ontario, Canada Nationality: South African	Areas of Expertise

Managing or Leading Growth

International

CEO/President/General Management

Operations/Industry Expertise/Mining

Investment Banking/M&A

Financial Literacy/Accounting

HSE&S/Reputation

Governance/Board/Risk Mitigation

Government Relations

Business Development & Marketing

Mr. Usmar is an international mining executive with 30 years of experience working around the globe in operational, financial and executive leadership roles in some of the world’s largest and fastest growing mining companies. Prior to founding Triple Flag, Mr. Usmar served as Senior Executive Vice President and Chief Financial Officer of Barrick Gold Corporation, from 2014 to 2016, where he helped restructure the company.

He joined Xstrata in 2002 as an early senior executive member of the management team that grew the company into one of the world’s largest diversified miners at the time of its acquisition by Glencore in 2013. His roles at Xstrata included General Manager of Business Development in London, Chief Financial Officer of Xstrata’s global Ferro-Alloys business in South Africa, and Chief Financial Officer of Xstrata’s global Nickel business in Canada. Prior to joining Xstrata, Mr. Usmar worked at BHP Billiton in Corporate Finance in London, and started his career in mining in operations in the steel and aluminum industries as a production engineer. Mr. Usmar is the Chair of Make-A-Wish Canada, as well as Chair of the Audit Committee and a director for the World Gold Council, and serves as an independent director for Alamos Gold Inc.

He holds a Bachelor of Science in Metallurgy and Materials Engineering from the University of Witwatersrand in South Africa, and an MBA from the Kellogg Graduate School of Management at Northwestern University, both with distinction.

2024

Board and Committee Membership
Board of Directors

Securities Held as at March 18, 2024
Common Shares	2,476,847
RSUs	174,337
PSUs	74,508
Stock Options[2]	1,967,178
Exceeds Chief Executive Officer share ownership requirement

Other Public Boards During Past Five Years (as at March 18, 2024)
Alamos Gold	2023–Present
Peabody Energy	2017–2019

2023

Board and Committee Membership	Attendance	Cash Retainer	DSUs
Board of Directors	6 of 6 – 100%	NA	NA

Prior Year Meeting Voting Results	Votes For	Votes Against
2023	178,574,228	27,303
	(99.98)%	(0.02)%

1 Mr. Usmar receives compensation for his role as CEO of the Company, which is described in the Compensation Discussion and Analysis section of this Circular. Mr. Usmar does not receive additional compensation for his role on the Board.

2 Not included in share ownership calculation.

ELIZABETH WADEMAN Independent Director

Director since: February 2023 Age: 48 Residence: Toronto, Canada Nationality: Canadian	Areas of Expertise

Managing or Leading Growth

CEO/President/General Management

Operations/Industry Expertise/Mining

Investment Banking/M&A

Financial Literacy/Accounting Governance/Board/Risk Mitigation

HR/Compensation

Government Relations

Business Development & Marketing

Ms. Wademan is a corporate executive and director with over 24 years of capital markets and operational experience as a senior executive. Ms. Wademan is currently President and CEO of Canada Development Investment Corporation (“CDEV”). Prior to joining CDEV, Ms. Wademan was a senior investment banker and capital markets executive, including a long career in investment banking as Managing Director for BMO Capital Markets, one of Canada’s largest investment banks. She was one of the firm's most senior professionals and was Head, Global Metals & Mining Equity Capital Markets, where she advised on many of the most formative and transformational transactions in the resource sector on the continent.

Ms. Wademan is also an experienced corporate director with extensive public company board experience. Ms. Wademan holds a Bachelor of Commerce (Finance & International Business) from McGill University and CFA & ICD.D designations.

2024

Board and Committee Membership
Board of Directors
Compensation & Talent Committee
Audit & Risk Committee

Securities Held as at March 18, 2024
Common Shares	Nil
DSUs	Nil[1]

Other Public Boards During Past Five Years (as at March 18, 2024)
Torex Gold Resources Inc.	2016–2023
BSR Real Estate Investment Trust	2018–present
SSR Mining Inc.	2018–2021

2023

Board and Committee Membership	Attendance		Cash Retainer	DSUs
Board of Directors	5 of 5 – 100%[2]	US$	200,000	-
Compensation & Talent Committee	4 of 4 – 100%		NA	NA
Audit & Risk Committee	3 of 3 – 100%		NA	NA

Prior Year Meeting Voting Results	Votes For	Votes Against
2023	178,305,527	296,004
	(99.83)%	(0.17)%

1 Ms. Wademan is the President and CEO of Canada Development Investment Corporation (“CDEV”), a Federal Crown corporation that reports to the Canadian Minister of Finance, and is subject to the provisions of the Conflicts of Interest Act (Canada). Due to her role with CDEV Ms. Wademan is prohibited from receiving DSUs and receives an additional award of cash in lieu of such award.

2 Ms. Wademan joined the Board February 21, 2023.

Public Company Board Memberships

Our directors are not restricted from serving on the boards of other public or private companies so long as their commitments do not materially interfere with or are not incompatible with, their ability to fulfill their duties as a member of our Board. Directors must, however, receive prior written approval of the Board Chair, except in the case of the Chair, who must receive prior written approval of the Governance & Sustainability Committee, before accepting an invitation to serve on the board of another public company.

Director Qualifications

The Board comprises nine directors, seven of whom are independent and two of whom are not independent. The composition of the Board is designed to bring an optimal balance of competencies, knowledge and experience to successfully promote achievement of the Company’s strategic objectives and effective corporate governance and oversight. Outlined below are the individual attributes that each director brings to the Board:

Skill/Director	D. Whittaker	S. Allen	T. Baker	P. O’Hagan	G. Burns	M. Cicirelli	B. Rhodes	S. Usmar	E. Wademan
Managing or Leading Growth		✓	✓	✓	✓		✓	✓	✓
International		✓	✓	✓	✓		✓	✓
CEO/President/ General Management			✓		✓		✓	✓	✓
Operations/Industry Expertise/Mining			✓		✓		✓	✓	✓
Investment Banking/M&A	✓			✓	✓	✓	✓	✓	✓
Financial Literacy/ Accounting	✓	✓		✓	✓	✓	✓	✓	✓
Health, Safety, Environment & Security (HSE&S)/Reputation			✓		✓		✓	✓
Governance/Board/ Risk Mitigation	✓	✓	✓	✓	✓	✓	✓	✓	✓
HR/Compensation	✓	✓	✓	✓	✓	✓			✓
Government Relations					✓			✓	✓
Legal & Compliance	✓	✓					✓
Business Development & Marketing				✓	✓			✓	✓

Director Share Ownership Multiples

The ownership guidelines establish minimum equity ownership levels for each Non-Executive Director based on a multiple of their annual cash retainer, which is currently set at 10 times their annual cash retainer. See Director Share Ownership Guidelines. The following table shows the ownership multiples for the Non-Executive Directors and their current ownership, illustrated as multiples of their cash retainer:

					Underlying Equity[3]
Executive	Cash Retainer Multiple		Current Ownership Multiple1 2		Common Shares	DSUs
Dawn Whittaker	10	x	30.3	x	23,000	68,045
Susan Allen	10	x	15.5	x	15,653	30,832
Peter O’Hagan	10	x	22.0	x	28,000	38,013
Timothy Baker	10	x	21.1	x	25,337	38,013
Geoff Burns	10	x	618.8	x	1,856,581	3,024
Blake Rhodes	10	x	8.2	x	12,500	12,094
Elizabeth Wademan	10	x	NA		Nil	Nil

1      The value of the ownership is calculated based on the closing price of a Common Share on the NYSE on December 29, 2023, being US$13.31.

2      Mr. Rhodes has until 2028 to reach his minimum share ownership multiples; subsequent to year-end, Mr. Rhodes has met his ownership requirements.

3      Ms. Wademan is the President and CEO of Canada Development Investment Corporation (“CDEV”), a Federal Crown corporation that reports to the Canadian Minister of Finance, and is subject to the provisions of the Conflicts of Interest Act (Canada). Due to her role with CDEV Ms. Wademan is prohibited from receiving DSUs and receives an additional award of cash in lieu of such award.

Appointment of the Auditor

The auditor of the Company is PwC. The Board, on the recommendation of the Audit & Risk Committee, recommends that PwC be reappointed as the auditor of the Company to hold office until the next annual meeting of shareholders of the Company and that the directors be authorized to fix PwC’s remuneration. The persons named in the accompanying form of proxy intend to vote FOR the appointment of PwC as the Company’s auditor until the next annual meeting of shareholders. PwC has served as the auditor of the Company and its predecessor since 2018.

Audit and Other Service Fees

The Audit & Risk Committee oversees the fees paid to the independent auditor, PwC, for audit and non-audit services. The following table sets forth the aggregate fees billed for professional services rendered by PwC, for the fiscal years 2023 and 2022, respectively:

	2023	2022
Audit Fees[1]	$650,234	$347,017
Tax Fees[2]	127,401	143,043
All other fees[3]	34,024	45,740
Total	$811,659	$535,800

1            Audit fees include the audit of the year-end financial statements.

2            Tax fees related to tax compliance services.

3            All other fees are the aggregate fees paid for products and services other than those reported above, which comprise mainly prospectus and translation related services incurred by PwC, including certain required procedures undertaken in connection with our NYSE listing.

As part of the Company’s corporate governance practices, the Audit & Risk Committee has adopted a policy prohibiting the auditor from providing non-audit services to the Company or its subsidiaries unless the services are approved in advance by the Chair of the Audit & Risk Committee. The auditor is required to report directly to the Audit & Risk Committee.

Omnibus Equity Incentive Plan

The shareholders are being asked at the Meeting to approve an ordinary resolution confirming and approving the renewal of the Company’s amended and restated omnibus equity incentive plan (the “Omnibus Plan”) and the unallocated awards thereunder. The purpose of the Omnibus Plan is to motivate our executive officers to achieve our strategic business and financial objectives, and also align their interests with the long-term interests of our shareholders. As at March 18, 2024, 5,368,792 Common Shares remain available for future issuance under the Omnibus Plan, representing approximately 2.7% of the issued and outstanding Common Shares, and 3,934,333 Options, 506,908 restricted share units (“RSUs”) and 244,250 performance share units (“PSUs”) have been granted and remain outstanding, representing approximately 2.3% of the issued and outstanding Common Shares.

The rules of the Toronto Stock Exchange (“TSX”) require that all unallocated entitlements under a security-based compensation arrangement that does not have a fixed maximum number of securities issuable thereunder must be approved by a listed issuer’s security holders every three years after institution. The aggregate number of Common Shares reserved for issuance under the Omnibus Plan is equal to 5% of the number of issued and outstanding Common Shares from time to time. The Omnibus Plan constitutes a security-based compensation arrangement that does not have a fixed maximum number of securities issuable thereunder, and accordingly, the Company must ask shareholders to approve the unallocated awards under the Omnibus Plan every three years.

The TSX requires that the Omnibus Plan renewal resolution be approved by a majority of the votes cast by shareholders present in person, or represented by proxy, at the Meeting.

For details regarding the terms of the Omnibus Plan, see “Compensation Discussion & Analysis – Components of Compensation – Long-term Equity Incentive Plans”.

Shareholder Approval

At the Meeting, shareholders will be asked to pass the following ordinary resolution approving the unallocated awards issuable pursuant to the Omnibus Plan, thereby renewing the Omnibus Plan for an additional three year period:

“BE IT RESOLVED THAT

1.	all unallocated awards under the amended and restated omnibus equity incentive plan (“Omnibus Plan”) of Triple Flag Precious Metals Corp. (the “Company”) are hereby approved;

2.	the Company shall have the ability to continue granting awards under the Omnibus Plan until May 8, 2027, being the date that is three years from the date hereof; and

3.	any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

The outcome of the resolution will not affect awards that are allocated and outstanding under the Omnibus Plan. If the resolution is not passed, the TSX requires that all unallocated awards be cancelled and that the Company not grant any further awards under the Omnibus Plan until shareholder approval is obtained, and that any previously granted awards which expire, terminate or are settled or cancelled from time to time thereafter, which would otherwise become available for grant under the Omnibus Plan, will not be available for subsequent grant until shareholder approval is obtained.

Advisory Resolution on Approach to Executive Compensation

At the Meeting, the shareholders will be asked to consider an advisory resolution (the “Say on Pay Resolution”) regarding the Company’s approach to executive compensation, which is described in detail in the section of this Circular entitled “Compensation Discussion and Analysis”. Pay for performance is a cornerstone of the Company’s compensation philosophy, which is intended to align the interests of the Company’s executives with those of its shareholders. This compensation philosophy enables the Company to attract and retain high-performing executives who will be motivated to create value for shareholders.

The Board and management of the Company recommend that the shareholders vote FOR the adoption of the advisory Say on Pay Resolution. The persons named in the accompanying form of proxy intend to vote FOR the adoption of the Say on Pay Resolution.

Votes on the Say on Pay Resolution are advisory and will not be binding on the Board or the Company. However, the Compensation & Talent Committee will review and analyze the results of the vote and take them into consideration when reviewing the Company’s executive compensation philosophy.

The form of Say on Pay Resolution to be submitted to the shareholders at the Meeting, subject to such amendments, variations or additions as may be approved at the Meeting, is set forth below:

BE IT RESOLVED THAT on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Circular, delivered in advance of the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance

The Company’s Board and management are dedicated to strong corporate governance practices designed to maintain high standards of oversight, accountability, integrity and ethics while promoting long-term growth and complying with the Canadian Securities Administrators’ Corporate Governance Guidelines. The Company’s strong governance practices are reflected in its approach and application of policies and practices, some of which are outlined below:

Governance

Guidance	Reference	Overview	Application
Majority Voting	see p. 31 of the Circular

Annual election of directors by shareholders

Pursuant to the CBCA, shareholders are allowed to vote “for” or “against” (as opposed to “for” and “withhold”) nominees for election to our Board of Directors.

If a nominee does not receive a majority of the votes cast for their election, the nominee will not be elected and the Board of Directors position will remain open or, in the case of incumbent directors, such director may continue in office until the earlier of (i) the 90th day after the election, or (ii) the day on which his or her successor is appointed or elected.

At the Company’s 2023 annual meeting of shareholders, each of the Board of Directors’ nominees were elected by at least 99% of votes cast by shareholders.

Director Independence	See p. 30 of the Circular	Determination of independence of Board members	77% of the Triple Flag Board are deemed to be independent directors All committees are comprised entirely of independent directors

Board Effectiveness	See p. 29 of the Circular	Ensure that the Board and its Committees are functioning at optimal levels	Annual review of the effectiveness and performance of the Board and its Committees and Chairs Independent Chair provides strong, independent Board oversight

Share Ownership Guidelines	See pages 64 and 73 of the Circular Full guidelines posted on the Triple Flag website	Aligns the interests of directors and executives with those of shareholders Applies to each director and executive at the SVP level and higher

Share ownership requirement applies to six of seven independent directors (with the requirement waived for Ms. Wademan). As at December 31, 2023, five of six satisfied the required level of share ownership; subsequent to year-end, the remaining director has also met the required level of share ownership

All NEOs satisfy the required level of share ownership

Guidance	Reference	Overview	Application
Orientation & Continuing Education	See p. 32 of the Circular	Ensuring relevant continuing education sessions are provided to directors	5 director development sessions were offered to the Board in 2023

Director Term Limits & Other Mechanisms of Board Renewal	See p. 31 of the Circular	To support a diverse Board membership	No director term limits, mandatory retirement age or other automatic mechanisms of board renewal 100% of directors have tenure of one to four years

Conflicts of Interest	See p. 76 of the Circular

Directors and officers are obligated to act at all times honestly and in good faith with a view to the best interests of the Company and to disclose any conflicts

Governance & Sustainability Committee reviews interlocking directors

There are no existing actual or potential conflicts of interest among the directors or officers

Related Party Transactions	See p. 30 of the Circular	Oversight of related party transactions rests with the Audit & Risk Committee The Board, through the Audit & Risk Committee, reviews and approves significant related party transactions	Quarterly reports on related party transactions provided to the Audit & Risk Committee There were no related party transactions in 2023

Meeting of Independent Directors	See p. 31 of the Circular	Open and candid discussion among independent directors to facilitate independent judgment	Each meeting agenda includes in-camera sessions, with only the independent directors in attendance

Mandate of the Compensation & Talent Committee	See p. 28 of the Circular	Oversight of executive talent, performance, compensation and succession	Committee meets several times per year to review relevant talent and compensation-related initiatives, with regular reporting to the Board

Guidance	Reference	Overview	Application
Advisory Vote on Executive Compensation (Say on Pay)	See p. 22 of the Circular	Providing shareholders with an opportunity to cast advisory votes on the Company’s approach to executive compensation	Advisory vote will be held annually at the Company’s Annual Meeting 2023 advisory vote result was 98.63% in favor of our say on pay resolution

Compensation Recovery Policy	See p. 65 of the Circular	Deterrent to executives against fraud, theft, embezzlement or other similar intentional and serious misconduct that results in restatements of financial statements	If a recovery is triggered, the executive must repay the excess annual bonus payments and incentive payments received

Code of Business Conduct & Ethics	See p. 26 of the Circular	Applies to all officers, directors, employees, contractors and agents acting on behalf of Triple Flag Oversight by the Governance & Sustainability Committee of the Board	Provides guidelines for maintaining integrity, trust and respect

Whistleblower Policy	See p. 26 of the Circular	Confidential access (hotline or email) to the Audit & Risk Committee Chair to report any alleged violations or complaints	Protects those who act in good faith from retaliation

Insider Trading and Anti-Hedging Policy	See p. 26 of the Circular	Prohibits trading in our securities while in possession of material undisclosed information about the Company

All directors and employees, including the named executive officers, are deemed insiders

Insiders can trade in the Company’s securities only during prescribed trading windows

Insiders are also prohibited from entering into certain types of hedging transactions involving securities of the Company, such as short sales, puts, calls, prepaid variable forward contracts and equity swaps

Disclosure Policy	See p. 26 of the Circular

The management Disclosure Committee is responsible for the implementation and administration of the Disclosure Policy

The Disclosure Committee is responsible for overseeing and monitoring the disclosure processes and practices and reports to the Audit & Risk Committee of the Board

Reviewed and approved all public disclosure prior to release

Guidance	Reference	Overview	Application
Anti-Bribery & Anti-Corruption Compliance Policy	See p. 26 of the Circular	Establishes the Company’s commitment to comply fully with relevant Anti-Corruption legislation and governs the Company (and its representatives) to conduct business legally and ethically	Sets out strategies to mitigate bribery and corruption risk Bribes, kickbacks or other questionable inducements directly or indirectly to government officials to influence business are prohibited

ESG

Guidance	Reference	Overview	Application
ESG Policy	See p. 32 of the Circular	To continue to invest in opportunities where operating partners’ values are aligned

Two-pronged approach: 1) ensuring portfolio quality by conducting rigorous due diligence and 2) contributing to a responsible and sustainable mining ecosystem by partnering with our counterparties in local social initiatives

Established an ESG Policy that was approved by the Board

Sustainability Report	See p. 33 of the Circular	Provides context and meaningful demonstration of the Company’s sustainability initiatives in a single, easy-to-understand report	Annual publications

Human Rights Policy	See p. 36 of the Circular	Establishes the Company’s commitment to respect the human rights of all stakeholders	Will not tolerate child labour, forced labour or modern slavery Established a Human Rights Policy that was approved by the Board

Climate Strategy	See p. 37 of the Circular	Informed by the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD)	Carbon neutral since inception, over 54,000t of CO offset, including Scope 1, 2 and 3 emissions,by investing in accredited offsets Established a Climate Strategy that was approved by the Board

Guidance	Reference	Overview	Application
Environmental Policy	See p. 37 of the Circular	Commits the Company to act in an environmentally responsible manner	Established an Environmental Policy that was approved by the Board

Community Investment Strategy	See p. 35 of the Circular	Sets out the Company’s commitment to contribute to the social, environmental, and economic well being of local and counterparty communities	Over $500k in specific initiatives supporting under-represented groups near producing assets and headquarters in Canada

Diversity & Inclusion Policy	See p. 35 of the Circular	Value diversity of abilities, experience, perspective, education, age, ethnicity, race, gender, diverse backgrounds

As at the date of publication:

43% of independent Board Directors and 33% of all directors identify as women

Two of four Chairs (Board and Audit & Risk Committee) identify as women

44% of senior management identify as members of underrepresented social groups and/or women

33% of senior management identify as members of underrepresented social groups and 22% as women

50% of non-senior management workforce and 47% of total workforce identify as underrepresented social groups and/or women

Enterprise Risk Management

Guidance	Reference	Overview	Application
Mandate of the Audit & Risk Committee	see p. 30 of the Circular	Audit & Risk Committee assists the Board in its oversight of enterprise risk management and compliance Oversees financial reporting and disclosure controls

Annual review for Board approval of financial statements and reports

Oversaw monitoring and mitigation of information security risks, geopolitical risks and other globally relevant risks

Good controls and regular reporting on risk register for the Board and ongoing comprehensive risk management focus

Management delivers regular reports on information/ cyber security to the Committee

Disclosure Policy

The Board has approved a Disclosure Policy which establishes standards and procedures relating to contacts with analysts and investors, news releases, conference calls and disclosure of material information. The Disclosure Committee is responsible for overseeing and monitoring the disclosure processes and practices, including the review, from time to time, of Triple Flag’s Disclosure Policy. It is made up of members of senior management and reports to the Audit & Risk Committee on disclosure matters. The Disclosure Committee reviews all material information in disclosure documents before they are reviewed and approved by the relevant Board committee as well as the Board. The Board has established policies and standards for the disclosure of material information to ensure it is timely, accurate and balanced.

Anti-Bribery and Anti-Corruption Compliance Policy

Our Board has adopted an anti-bribery and anti-corruption compliance policy (the “Anti-Bribery Policy”) which establishes our commitment to comply fully with Canada’s Corruption of Foreign Public Officials Act and the United States Foreign Corrupt Practices Act and any local and foreign anti-bribery or anti-corruption laws and regulations that may be applicable. All of the officers, directors, employees, contractors and agents acting on behalf of the Company (“Company Personnel”) are required to comply with all laws prohibiting improper payments to domestic and foreign officials. All Company Personnel are required to conduct the Company’s business legally and ethically. Gifts, payments or offerings of anything to influence sales or other business, bribes, kickbacks, or other questionable inducements, directly or indirectly, to government officials are prohibited. The Anti-Bribery Policy provides a guideline of prohibited payments, as well as the consequences of non-compliance. The Anti-Bribery Policy also sets out strategies we adopt to mitigate bribery and corruption risk. The Board is responsible for monitoring compliance with the Anti-Bribery Policy and initiating investigations of reported violations.

Insider Trading and Anti-Hedging Policy

Because of our compact team size and cohesive work practices, all our directors and employees, including the named executive officers (“NEOs”), are subject to our insider trading and anti-hedging policy. This policy prohibits trading in our securities while in possession of material undisclosed information about the Company. Under this policy, directors and employees are also prohibited from entering into certain types of hedging transactions involving the securities of the Company, such as short sales, puts, calls, prepaid variable forward contracts and equity swaps. The Company permits directors and employees to trade in the Company’s securities, including the exercise of stock options, only during prescribed trading windows.

Code of Ethics

Our Board has adopted a written code of business conduct and ethics (the “Code of Ethics”) that applies to Company Personnel. The objective of the Code of Ethics is to provide guidelines for maintaining our and our subsidiaries’ integrity, trust and respect. The Code of Ethics addresses compliance with laws, rules and regulations, conflicts of interest, confidentiality, commitment, preferential treatment, financial information, internal controls and disclosure, protection and proper use of our assets, communications, fair dealing, fair competition, due diligence, illegal payments, equal employment opportunities and harassment, privacy, use of Company computers and the internet, political and charitable activities and reporting any violations of law, regulation or the Code of Ethics. Company Personnel receive annual training and are required to review and acknowledge the Code of Ethics each year. Any person subject to the Code of Ethics is required to report all violations of law or regulation or of the Code of Ethics of which they become aware to any one of the Company’s executive officers or as otherwise set forth in the Code of Ethics. The Governance & Sustainability Committee is responsible for reviewing and evaluating the Code of Ethics at least annually and recommending any necessary or appropriate changes to our Board for consideration. The Governance & Sustainability Committee assists the Board with monitoring compliance with the Code of Ethics, and is responsible for considering any waivers of the Code of Ethics (other than waivers applicable to members of the Governance & Sustainability Committee, which are considered by the Audit & Risk Committee, or waivers applicable to our directors or executive officers, which are subject to review by our Board as a whole). Our Board has ultimate responsibility for monitoring compliance with the Code of Ethics. In accordance with NI 58-101, the Code of Ethics has been filed on our SEDAR+ profile at www.sedarplus.com and is also available on our website at www.tripleflagpm.com.

Whistleblower Policy

The Company encourages the reporting of violations and potential violations of the Code of Ethics and has established a hotline for whistleblower concerns, accessible by email and by phone. This hotline is administered by a third-party vendor to ensure confidentiality and to provide confidence to individuals seeking to make a claim. Any employee, supplier or director may use the hotline to report conduct that they feel violates the Code of Ethics or otherwise constitutes fraud or unethical conduct. The details of the hotline are available at www.tripleflagpm.com and all complaints received through the whistleblower concerns hotline are monitored by the Chair of the Audit & Risk Committee, actioned accordingly and reported to the Board.

Composition of Our Board and Board Committees

As per our articles of amalgamation (the “Articles”), our Board is required to consist of a minimum of three and a maximum of 10 directors, as determined from time to time by the directors. Our Board currently consists of nine directors, the majority of whom are considered to be independent under Canadian securities laws. Under the CBCA, a director may be removed with or without cause by a resolution passed by an ordinary majority of the votes cast by shareholders present in person or represented by proxy at a meeting of shareholders and who are entitled to vote. The directors are elected by shareholders at each annual meeting of shareholders, and all directors will hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed. Our Articles provide that, between annual meetings of shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

Certain aspects of the composition and functioning of our Board are governed by the terms of the Investor Rights Agreement. See “Nomination Rights”. The nominees for election by shareholders as directors are determined by our Governance & Sustainability Committee in accordance with the provisions of applicable corporate law, the Investor Rights Agreement and the Governance & Sustainability Committee charter. See also “Governance & Sustainability Committee”.

Committees Of Our Board

Our Board has three committees: the Compensation & Talent Committee, the Governance & Sustainability Committee, and the Audit & Risk Committee. See also “2024 Board and Committees”.

Compensation & Talent Committee

Composition of Compensation & Talent Committee

Our Compensation & Talent Committee is charged with reviewing, overseeing and evaluating our compensation, performance evaluation and related compensation programs. The Compensation & Talent Committee comprises four directors (including the committee chair), all of whom are persons determined by our Board to be independent directors. Our Compensation & Talent Committee comprises Peter O’Hagan, who acts as chair of the committee, Timothy Baker, Elizabeth Wademan and Blake Rhodes. Our Board believes that our Compensation & Talent Committee is able to conduct its activities in an objective manner.

Peter O’Hagan Compensation & Talent Committee Chair

Timothy Baker

Elizabeth Wademan

Blake Rhodes

Our Board believes that the members of the Compensation & Talent Committee individually and collectively possess the requisite knowledge, skills and experience in governance of compensation matters, including human resource management, executive compensation matters, and general business leadership, to fulfill the committee’s mandate. All members of the Compensation & Talent Committee have substantial knowledge and experience as current and former senior executives of large and complex organizations and as a result of membership on the boards of other publicly traded entities. For additional details regarding the relevant education and experience of each member of our Compensation & Talent Committee, including the direct experience that is relevant to each committee member’s responsibilities in executive compensation, see “Director Profiles”.

Compensation & Talent Committee Charter

Our Board has adopted a written charter, which sets forth the purpose, composition, authority and responsibility of our Compensation & Talent Committee, consistent with our Corporate Governance Guidelines and our ESG Policy. A copy of our Compensation & Talent Committee charter is posted on our website. Our Compensation & Talent Committee’s purpose is to assist our Board in:

•	the appointment, performance evaluation and compensation of our senior management;

•	maintaining talent management and succession planning systems and processes relating to our CEO and senior management;

•	the recruitment, development and retention of our senior management;

•	developing a compensation structure for our senior management including salaries, annual and long-term incentive plans, including plans involving share issuances and other share-based awards;

•	annually reviewing and, when appropriate, establishing goals and objectives (including those related to ESG) relevant to the compensation of our senior management;

•	assessing the compensation of our directors;

•	periodically reviewing and, when appropriate, establishing ESG-related goals and objectives relevant to the compensation of our senior management;

•	establishing policies and procedures designed to identify and mitigate risks associated with our compensation policies and practices;

•	reviewing and, if appropriate, recommending to the Board the approval of any adoption, amendment or termination of our incentive or equity-based compensation arrangements (and the aggregate number of Common Shares to be reserved for issuance thereunder), and overseeing their administration and discharging any duties imposed on the committee by any such arrangements; and

•	delegating to the Audit & Risk Committee the responsibility and authority to monitor, assess and manage risks related to compensation issues.

Our Board is responsible for approving the compensation of our Chief Executive Officer and, based on the recommendations of the Chief Executive Officer, the compensation of our other senior management, including the NEOs. The compensation paid to our NEOs for our third fiscal year as a public company is set forth below in the “Summary Compensation Table”.

Further particulars of the process by which compensation for our executive officers will be determined is provided under “Executive Compensation”.

Governance & Sustainability Committee

Composition of Governance & Sustainability Committee

The Governance & Sustainability Committee comprises three directors (including the committee chair), all of whom are persons determined by our Board to be independent directors. Our Governance & Sustainability Committee comprises Timothy Baker, who acts as chair of the committee, Dawn Whittaker and Geoff Burns. Our Board believes that our Governance & Sustainability Committee is able to conduct its activities in an objective manner.

Timothy Baker Governance & Sustainability Committee Chair	Dawn Whittaker	Geoff Burns

Our Board believes that the members of the Governance & Sustainability Committee individually and collectively possess the requisite knowledge, skills and experience in governance, including ESG issues and general business leadership, to fulfill the committee’s mandate. All members of the Governance & Sustainability Committee have substantial knowledge and experience as current and former senior executives of large and complex organizations and as a result of membership on the boards of other publicly traded entities. For additional details regarding the relevant education and experience of each member of our Governance & Sustainability Committee, including the direct experience that is relevant to each committee member’s responsibilities in governance and ESG, see “Director Profiles”.

Governance & Sustainability Committee Charter

Our Board has adopted a written charter, which sets forth the purpose, composition, authority and responsibility of our Governance & Sustainability Committee consistent with our Corporate Governance Guidelines and our ESG Policy. A copy of our Governance & Sustainability Committee charter is posted on our website. Our Governance & Sustainability Committee’s purpose is to assist our Board in:

•	developing our corporate governance guidelines and principles and providing us with governance leadership;

•	developing and recommending to the Board our approach to ESG issues, including any changes to the ESG Policy, and reporting to the Board on the ESG performance of our portfolio of investments;

•	overseeing and approving the adoption of any ESG-related standards or initiatives;

•	delegating to the Audit & Risk Committee the responsibility and authority to monitor, assess and manage risks related to environmental and social issues;

•	engaging with our shareholders and other stakeholders in respect of ESG issues;

•	identifying and overseeing the recruitment of candidates qualified to be nominated as members of our Board;

•	monitoring compliance with the Code of Ethics and initiating investigations of reported violations thereof;

•	reviewing the structure, composition and mandate of Board committees; and

•	evaluating the performance and effectiveness of our Board and of our Board committees.

Our Governance & Sustainability Committee takes reasonable steps to evaluate and assess, on an annual basis, the performance and the effectiveness of our Board, committees of our Board, individual Board members, our Chair and committee chairs. The assessment addresses, among other things, individual director independence, individual director and overall Board skills, and individual director financial literacy. Our Board receives and considers the recommendations of our Governance & Sustainability Committee regarding the results of these evaluations. In identifying new candidates for our Board, the Governance & Sustainability Committee considers what competencies and skills our Board, as a whole, should possess and assesses what competencies and skills each existing director possesses, considering our Board as a group, as these may ultimately determine the boardroom dynamic. Our Governance & Sustainability Committee is also responsible for orientation and continuing education programs for our directors. See “Orientation and Continuing Education”.

Audit & Risk Committee

The Audit & Risk Committee is charged with assisting the Board in its oversight role with respect to the quality and integrity of financial information, the effectiveness of the Company’s internal control over financial reporting, the effectiveness of the Company’s risk management and compliance practices, the performance, qualifications and independence of the independent auditor, the Company’s compliance with legal and regulatory requirements, oversight of related party transactions and the performance of the Company’s finance functions.

Composition of the Audit & Risk Committee

Our Audit & Risk Committee comprises three directors (including the committee chair), all of whom are persons determined by our Board to be both independent directors and financially literate within the meaning of NI 52-110. Our Audit & Risk Committee comprises Susan Allen, who acts as chair of the committee, Peter O’Hagan and Elizabeth Wademan. Each of our Audit & Risk Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. See ‘‘Audit & Risk Committee Information” in the Company’s Annual Information Form for further information on the Audit & Risk Committee.

Susan Allen Audit & Risk Committee Chair	Peter O’Hagan	Elizabeth Wademan

Audit & Risk Committee Charter

The Audit & Risk Committee charter, which is available on our website, ensures Risk Management oversight is performed by the Audit & Risk Committee. The Audit & Risk Committee performs its risk management oversight through review of the Company’s major financial risk exposures and making recommendations to the Board of Directors regarding the adequacy of the Company’s risk management policies and procedures.

Director Independence

Under NI 58-101, a director is considered to be independent if they are independent within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”). Pursuant to section 1.4 of NI 52-110, an independent director is a director who is free from any direct or indirect relationship which could, in the view of our Board, be reasonably expected to interfere with a director’s independent judgment. Based on information provided by each director concerning his or her background and employment and affiliations, our Board has determined that, of the nine directors currently on our Board, Shaun Usmar and Mark Cicirelli are not considered “independent” within the meaning of applicable securities laws and New York Stock Exchange (“NYSE”) listing standards as a result of their respective relationships with us. Shaun Usmar is not considered to be independent by the Board as he is the Chief Executive Officer of the Company. Because the Principal Shareholder holds a majority of our outstanding shares and Mark Cicirelli is an employee of an affiliated entity of the Principal Shareholder, our Board has determined that Mark Cicirelli will not be considered to be independent. Although Timothy Baker and Peter O’Hagan were nominated by our Principal Shareholder for election as directors to our Board, our Board has determined that each of Timothy Baker and Peter O’Hagan remains “independent” within the meaning of applicable securities law and NYSE listing standards because neither director is otherwise associated with our Principal Shareholder. See “Nomination Rights”. The Chair of our Board, Dawn Whittaker is independent within the meaning of section 1.4 of NI 52-110 and NYSE listing standards.

Meetings of Independent Directors

Our Board believes that given its size and structure, including the fact that a majority of our directors are independent, it is able to facilitate independent judgment in carrying out its responsibilities and will continue to do so going forward. To enhance such independent judgment, the independent members of our Board held in camera meetings without members of management and the non-independent directors present, at each regularly scheduled Board meeting (six, in 2023) and at every regularly scheduled Committee meeting (a combined total of twelve Committee meetings, in 2023).

Majority Voting

Pursuant to the CBCA, shareholders are allowed to vote “for” or “against” (as opposed to “for” and “withhold”) nominees for election to our Board of Directors. If a nominee does not receive a majority of the votes cast for their election, the nominee will not be elected and the Board of Directors position will remain open or, in the case of incumbent directors (which comprise all of the nominees for election to our Board of Directors at the Meeting), such director may continue in office until the earlier of (i) the 90th day after the election, or (ii) the day on which his or her successor is appointed or elected.

Nomination Rights

The investor rights agreement dated May 26, 2021 and amended on November 9, 2022, between the Company and the Principal Shareholder (“Investor Rights Agreement”), provides the Principal Shareholder and its permitted affiliates with the right to nominate 33% of the Company’s directors (rounded up to the next whole number), subject to reductions to the percentage of directors that may be nominated based on reductions in the percentage of Triple Flag shares owned by the Principal Shareholder (and its permitted affiliates). The percentage of directors that may be nominated by the Principal Shareholder is:

•	33% of the Company’s directors (rounded up to the next whole director) for so long as the Principal Shareholder and its permitted affiliates, as a group, own, control or direct at least 40% of our outstanding Common Shares (on a non-diluted basis);

•	30% of the Company’s directors (rounded up to the next whole director) for so long as the Principal Shareholder and its permitted affiliates, as a group, own, control or direct at least 30% but less than 40% of our outstanding Common Shares (on a non-diluted basis);

•	20% of the Company’s directors (rounded up to the next whole director) for so long as the Principal Shareholder and its permitted affiliates, as a group, own, control or direct at least 20% but less than 30% of our outstanding Common Shares (on a non-diluted basis);

•	10% of the Company’s directors (rounded up to the next whole director) for so long as the Principal Shareholder and its permitted affiliates, as a group, own, control or direct at least 10% but less than 20% of our outstanding Common Shares (on a non-diluted basis); and

•	none of the Company’s directors for so long as the Principal Shareholder and its permitted affiliates, as a group, own, control or direct less than 10% of our outstanding Common Shares (on a non-diluted basis).

If a vacancy on the Board arises, then a replacement will be nominated by the Principal Shareholder (including its permitted affiliates) or the Governance & Sustainability Committee, whichever nominated the departing director, and the Board will appoint that replacement candidate as a director as soon as possible after his or her nomination.

In addition, for as long as the Principal Shareholder and its permitted affiliates, as a group, own, control or direct not less than 10% of our outstanding Common Shares (on a non-diluted basis), the Principal Shareholder and its permitted affiliates will be entitled to nominate one director to serve on each committee of the Board, other than the Audit & Risk Committee, provided that such director nominee is not an officer of the Company.

Pursuant to the Investor Rights Agreement, the Principal Shareholder has put forward three incumbent directors as nominees for election to our Board of Directors at the Meeting: Mark Cicirelli, Timothy Baker and Peter O’Hagan.

Director Term Limits and Other Mechanisms of Board Renewal

Our Board is composed of a diverse range of individuals who represent a mix of background, experience, skills and expertise, evidencing diversity in tenure, age and gender. Accordingly, our Board has not adopted, nor does it currently consider it necessary to adopt, term limits, mandatory retirement ages or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Governance & Sustainability Committee seeks to maintain the composition of our Board in a way that provides, in the judgment of our Board, the best mix of skills and experience to provide for our overall stewardship. Our Governance & Sustainability Committee also conducts a process for the assessment of our Board, each committee and each director regarding his, her or its effectiveness and performance, and reports the evaluation results to our Board. See “Diversity”.

Mandate Of Our Board

Our Board is responsible for supervising the management of our business and affairs, including providing guidance and strategic oversight to management. Our Board has adopted a formal mandate, set forth in Appendix A, that includes the following duties and obligations:

•	appointing the Chief Executive Officer;

•	adopting a strategic planning process and implementing risk management policies and procedures;

•	appointing, supervising, evaluating and developing senior management and succession planning;

•	monitoring the adequacy and effectiveness of our system of internal controls over financial reporting and disclosure controls and procedures;

•	approving certain regulatory filings; and

•	adopting and periodically reviewing policies and procedures designed to (i) ensure compliance with applicable laws, (ii) ensure that our business is conducted ethically and with honesty, and (iii) permit shareholder feedback on material issues.

Our Board has adopted a written position description for the Chair, which sets out the Chair’s key responsibilities, including, among others, duties relating to setting Board meeting agendas, chairing Board and shareholder meetings, director development and communicating with our shareholders and regulators. See “Conflicts of Interest”.

Our Board has adopted a written position description for each of our committee chairs, which sets out each of the committee chair’s key responsibilities, including, among others, duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.

Our Board has adopted a written position description for our Chief Executive Officer, which sets out the key responsibilities of our Chief Executive Officer, including, among other duties in relation to providing overall leadership, ensuring the development of a strategic plan and recommending such plan to our Board for consideration; ensuring the development of an annual corporate plan and budget that supports the strategic plan and recommending such plan to our Board for consideration; and supervising day-to-day management and communicating with our shareholders and regulators.

Orientation and Continuing Education

Our Board has implemented an orientation program for new directors under which new directors meet with the Chair, members of senior management and our corporate secretary. New directors are provided with comprehensive orientation and education as to the nature and operation of the Company and our business, the role of our Board and its committees, and the contribution that an individual director is expected to make. Our Board is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and for ensuring that their knowledge and understanding of our business remain current. The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate.

ESG

We believe strong sustainable performance is critical to the long-term success of our organization, the mining industry and host communities. We believe that optimal Environmental, Social and Governance (“ESG”) performance helps ensure that the mines and projects we invest in are developed and operated responsibly to support the green energy transition and protect worker health, safety and the environment; social impacts are identified, managed and mitigated; human rights are respected; and benefits accrue to local communities and a broad range of stakeholders. To that end, our Board has adopted an ESG policy to ensure that we continue to invest in opportunities where our operating partners’ values are aligned with our own. The ESG Policy establishes our commitment to: perform intensive pre-acquisition due diligence on a range of ESG aspects; evaluate whether counterparty actions are in support of achieving the Sustainable Development Goals (as is established further to our commitment as a signatory to the United Nations Global Compact (“UNGC”)); integrate the results of the ESG due diligence into our investment decision-making process; and incorporate ESG safeguards into Triple Flag-originated investment agreements and exercise those safeguards where necessary to protect our investments and reputation.

Our ESG approach is two-pronged:

1.	We ensure portfolio quality by investing in streams and royalties on mines and projects where our due diligence determines that our counterparties demonstrate strong ESG management and performance. Strong ESG performance by our partners helps ensure our investments enjoy the privilege to operate with their host communities and governments over the long term, which protects our business and shareholders.

2.	We contribute to a responsible and sustainable mining ecosystem through our own practices, actions and community investments, and by exerting influence across our portfolio and the broader mining ecosystem. We aim to lead by example and share our experience and networks to support sustainable mining.

We do not invest in oil and gas or coal, and we prioritize our non-core, non-precious metal activities in green metals like copper, nickel and related metals that will create the electrification infrastructure needed for the green economy of our future. Although we do not operate any mining assets, we believe we can make a positive impact as capital providers to the sector by investing in streams and royalties on mines and projects where ESG is prioritized and managed conscientiously by our counterparties. Our investment due diligence process includes an extensive assessment of our counterparties’ governance, environmental, and health and safety management practices, and local stakeholder engagement and social performance.

When conducting due diligence, we engage with experienced ESG practitioners that complement our considerable team experience and capabilities in this area, who understand and can apply sound judgment about the potential materiality of short- and long-term risks so that we can avoid investing in projects that adversely impact the environment and local stakeholders. For example, we do not invest in any opportunities that involve riverine tailings disposal, child labor or forced labor as our strictest decision-making criteria, but there are many situations where we have declined and will continue to decline to bid in processes where our due diligence identifies unacceptable levels of risk, particularly in the areas of tailings storage, corrupt business practices and community relations.

Post-acquisition, we work collaboratively with counterparties to monitor ESG performance and engage in constructive dialogue on a range of ESG aspects to evaluate how they are being managed, opportunities for improvement and whether new or evolving ESG issues have arisen.

We continued to report on our ESG performance and that of our principal assets to our shareholders, and other stakeholders. We published our third annual Sustainability Report, titled “Progress in Motion’’, in July 2023. This report presents information on our sustainability approach, governance, and performance for the 2023 calendar year, as well as our plans to improve our management of and performance on sustainability issues. This report was prepared in accordance with the Global Reporting Initiative (“GRI”) Standards ‘Core option’ and served as our Communication on Progress for the UNGC in support of the Sustainable Development Goals (“SDGs”). We have continued to align with the Sustainability Accounting Standards Board’s (“SASB”) Metals and Mining Standard and the Asset Management and Custody Activities Standard.

In 2023, we engaged Sustainalytics (a Morningstar company) to complete a review and ranking of Triple Flag’s ESG initiatives, resulting in a 3rd percentile finish – 3rd of 117 companies across the precious metals industry and 2nd in our sub-industry of precious metals mining, with an absolute risk rating of 8.9 (negligible risk). We were awarded two supplemental Top Badges for both Region and Industry, for the second consecutive year. Sustainalytics is a global leader in the fields of responsible investing and sustainable finance. Supported by a robust materiality framework, Sustainalytics’ ESG Risk Ratings provide a quantitative and absolute measure of unmanaged ESG Risk. The Sustainalytics ESG Risk Rating Methodology takes into consideration a multitude of factors and can be used to compare companies across all covered sub-industries.

In the third quarter of 2023, we received our inaugural rating of AA in the MSCI ESG Ratings assessment, being recognized as a leader in ESG management. MSCI ESG Research provides ratings on global public companies on a scale of AAA (leader) to CCC (laggard), according to exposure to industry-specific ESG risks and the ability to manage those risks relative to peers. Triple Flag falls into the highest scoring range for corporate governance relative to peers and performed higher than the industry average in the environmental and social categories, excelling in community relations and health & safety metrics.

In September 2023, we were awarded Best Company for Social Responsibility (Mid-Cap) by ESG Investing. This award recognizes intentional and impactful community outreach, highlighting our commitment to serve our local and partner communities through active engagement. In addition, we were finalists for Best in Climate Reporting by ESG Investing, which recognizes excellence in climate-related disclosure and methodology.

In continuing to seek to strengthen our ESG networks and stakeholder engagement practices, we are members of the World Gold Council, a network whose mission is to support a vibrant and sustainable future for the gold market, and to facilitate networking and the sharing of best practices. We are also signatories to the UNGC Target Gender Equality Initiative and the Women’s Empowerment Principles to strengthen our contribution towards equal representation, participation and leadership in business by women globally.

Community Involvement

In South Africa, Royal Bafokeng Platinum (“RBPlat”) was the first community-owned company to be listed on the Johannesburg Stock Exchange. Concurrent with execution of the RBPlat stream agreement, we complemented RBPlat’s bursary programs by establishing an annual scholarship program, allocating $100,000 each year to fully support the education of eight post-secondary students across the varied geology and engineering disciplines from communities adjacent to the RBPlat operations. Over the life of the program, we expect the total number of students supported will exceed 50. This will, in many cases, also provide them with the potential for employment at the mine site during school breaks and upon completion of their program. In 2023, we supported fifteen returning students as they continue their academic studies, with four graduating at the end of the year and nine continuing into 2024.

In Australia, we’ve continued to support education and economic development initiatives in the communities around the Northparkes mine. In 2023, we continued to support community initiatives and recreational sports programs in the communities surrounding the mine. These investments are aligned with priorities identified by these communities and are awarded following an application and selection process led by a panel of community and company representatives. The ‘Northparkes Triple Flag Scholarship’ program also awarded A$5,000 each to five students.

In July, Katy Board, our VP of Talent & ESG, visited the Northparkes mine in New South Wales, Australia to tour the mine, meet the management team and visit local constituents. While there, Katy also attended the Frontline Ball, where over A$100,000 was raised in support of Ronald McDonald House Charities in nearby Orange. The event was sponsored in part by Triple Flag, and Katy hosted our past and present bursary award winners at the event, giving her the opportunity to meet the recipients in person. The Central West Ronald McDonald House supports rural and regional families from Western NSW Health District families, and for Child and Adolescent Mental Health Unit (“CAMHS”). The CAMHS unit in Orange is the only dedicated child and adolescent mental health unit in NSW outside of Sydney. The majority of the families utilizing the house come from rural communities surrounding the minesite.

Furthermore, the World Gold Council relaunched an initiative to donate $2 million to charities associated with its members’ mining communities. We submitted four grant applications for community programs surrounding our Fosterville and Northparkes mine sites. In the fourth quarter, the two Fosterville nominations were each awarded $100,000 and the two Northparkes nominations were each awarded $50,000. These funds will be used to build integral infrastructure that will increase the service capacity of the charitable organizations.

In Canada, the C$10,000 Triple Flag Young Mining Scholarship was awarded to a fourth-year mechanical engineering student at the University of British Columbia. Triple Flag is proud to be a continuing sponsor of the Young Mining Professionals Scholarship Fund (YMPSF), which awarded over $210,000 to students pursuing mining-related programs in 2023. Additionally, throughout the summer, wildfires raged across Canada, devastating communities and cutting off key supply routes. To aid in getting critical supplies to the front lines, we contributed C$10,000 to the Atlantic Canada Wildfire Fund organized by the Canadian Red Cross, which offered targeted support to residents of Quebec and Nova Scotia.

Triple Flag has continued its ongoing support of the Women’s College Hospital Foundations. To commemorate International Women’s Day on March 8, Triple Flag again sponsored a table at the Women for Women’s College Hospital Foundation luncheon, and hosted women from our extended network, including board members, at the gala event which raised over $620,000 to fuel the research and facilitation of women’s healthcare.

Community Investment Strategy

Our Board adopted a Community Investment Strategy to contribute to the social, environmental, and economic well-being of our communities of interest, by supporting responsible and sustainable investments across our portfolio. The Strategy was informed by the material issues, stakeholder groups, and community investments identified by the 15 producing mines in our portfolio in 2021. We employ a hybrid approach that supports partner initiatives in their respective jurisdictions and local initiatives where we have corporate offices. These focus on and measure and communicate the results regarding four key Sustainable Development Goals: Quality Education; Gender Equality; Decent Work and Economic Growth; and Climate Action.

Human Capital Management

As of March 18, 2024, we have 19 full-time employees. Our 2023 voluntary turnover rate was 5%, resulting in 92% retention. Of Triple Flag’s 12 recruits in 2023 (including six fixed-term hires), 33% identify as women and 42% identify as visible minorities.

We offer meaningful and rewarding employment, professional development opportunities, and competitive compensation to our employees, including:

•	Frequent individual and team meetings;

•	Semi-annual performance reviews;

•	One-on-one coaching;

•	Role specific training and capacity development;

•	Opportunities to participate in meaningful community support events; and

•	A Great Place to WorkTM (third-party independently awarded) and a positive and inclusive culture.

Triple Flag provides its executive officers with a healthcare spending account, year-round medical care through a reputable third party and a wellness allowance in addition to life, short-term and long-term disability, accidental death and dismemberment, health, and travel insurance coverage on the same basis as other employees of the Company. We offer these benefits consistent with local market practice.

Diversity and Inclusion

We are highly committed to diversity, inclusion and high ethical standards. We believe that having a diverse Board and senior management team can offer a breadth and depth of perspectives that enhance the Company’s performance. We respect and recognize all aspects of diversity, including, but not limited to, race, ethnicity, Indigenous origin or heritage, gender, gender identity, sexual orientation, religion, age, language, socio-economic background, disability, physical attributes, nationality, education and beliefs. Accordingly, we have set a target of 30% diversity in senior management by 2025. We have defined diversity in alignment with the Government of Canada’s 50-30 Challenge to include those identifying as Racialized, Black, and/or People of Color (“Visible Minorities”), People with disabilities (including invisible and episodic disabilities), 2SLGBTQ+ and/or gender and sexually diverse individuals, and Indigenous Peoples. We also have a target of 30% women on our board by 2025. The Board is guided in this pursuit by our diversity and inclusion policy (the “Diversity and Inclusion Policy”). The Diversity and Inclusion Policy ensures that we promote diversity across all levels of our organization, including at the Board and senior management levels, and informs our decisions on recruitment, assessment, and professional development. The Board, senior management and all our employees are expected to adhere to the requirements of the Diversity and Inclusion Policy. The Governance & Sustainability Committee regularly monitors the performance of the Company against the Diversity and Inclusion Policy. Further, the Vice President, Talent & ESG is responsible for overseeing the implementation of the Diversity and Inclusion Policy and providing regular updates to the Board on the Company’s progress. We maintain confidential mechanisms for our employees to report actual or suspected incidents of unlawful discrimination and harassment and demonstrate zero tolerance for any form of discrimination or harassment in our workplace.

Triple Flag had six permanent hires in 2023, three of whom identify as visible minorities and one of whom was retained following our acquisition of Maverix. Triple Flag will continue to ensure a diverse candidate pool for future hires.

The composition of our Board and senior management team is shaped not only by the selection criteria established by our Governance & Sustainability Committee and our Compensation & Talent Committee but also diversity characteristics outlined in the Diversity and Inclusion Policy. This is achieved by, among other things, ensuring that diversity considerations are taken into account in Board nominations and senior management appointments, monitoring the level of diversity on our Board and in senior management positions and continuing to broaden recruiting efforts to attract and interview diverse candidates.

As of March 18, 2024, three of nine members on our Board, or approximately 33%, and 42% of our independent directors, identify as women, including two prominent Chair positions – the Chair of the Board and the Chair of the Audit & Risk Committee. The target of 30% women on the Board by 2025 was achieved in 2023. The Board now includes 33% women, a 4% increase since the adoption of the target in 2021. No member of the Board identifies as a visible minority, Aboriginal person or person with a disability. Of our members of senior management, four of nine (44%) identify as members of designated groups, with two of nine (22%) identifying as women and three of nine (33%) identifying as visible minorities with no members identifying as an Aboriginal person or person with a disability.

Diversity and gender will continue to be two of several factors that are taken into account when identifying potential Board and senior management candidates. We have now achieved our stated gender target and will continue to seek out opportunities to increase representation on our Board, in our senior management team and throughout our workforce. When recruiting for management, Board and all other vacancies, Triple Flag includes a variety of candidates from a cross-section of diverse backgrounds from which to make appointments. With annual voluntary turnover at 5% on a total current workforce of 19, we continue to monitor our limited opportunities to further the diversity of the team.

In 2023, we completed the United Nations Global Compact (“UNGC”) Climate Ambition Accelerator program. Through the UNGC Canada Network, Triple Flag participated in peer-to-peer learning opportunities, capacity-building sessions, and live training modules designed to promote the Science Based Targets initiative (“SBTi”). The six-month program provided resources to equip companies with the knowledge and skills needed to accelerate progress towards net-zero emissions by 2050 and aims to scale-up credible corporate climate actions by aligning company emission reduction targets with the 1.5°C pathway.

At the start of 2023, to further our commitment toward the Women’s Empowerment Principles (“WEP”) in promoting gender equality in the workplace, we launched our women’s Employee Resource Group (“ERG”), aimed at increasing knowledge transfer, sharing and networking among our female staff. This initiative fosters a space for female employees and directors to meet bi-annually, and provides training on topics such as diversity, equity, and inclusion (“DEI”).

The Diversity and Inclusion Policy is available on our website at www.tripleflagpm.com.

Great Place To Work

In 2023, Triple Flag received accolades as a Great Place to Work in Canada for the second consecutive year. Great Place to Work CertificationTM recognizes employers who create an outstanding employee experience and an amazing workplace culture. Survey results are completely based on confidential employee feedback. This portrays to potential job seekers that our company offers a great company culture and gives us and other awarded employers a recruiting advantage by providing a globally recognized and research-backed verification of great employee experience.

Human Rights Policy

Our Board has adopted a Human Rights Policy which establishes our commitment to respect the human rights of all of our stakeholders, operating in a manner consistent with leading international frameworks and requirements. We periodically review industry-specific human rights issues and take action to address them, strive to ensure that we are not complicit in human rights abuses, and comply with applicable human rights laws, regulations and international standards. We do not tolerate child labor, forced labor, or modern slavery, and we conduct regular and reasonable human rights due diligence, and monitor and report on human rights impacts. Where we cause or contribute to adverse human rights impacts, we will provide for or cooperate in remediation processes, and have established grievance mechanisms for reporting known or suspected human rights violations. Violations can be reported to the Vice President, Talent & ESG, or anonymously using the Company’s Whistleblower Policy. The Human Rights Policy applies to the Board and all employees and contractors of the Company, and is reviewed annually by the Governance & Sustainability Committee.

Environmental Policy

Our board has adopted an Environmental Policy which commits the Company to act in an environmentally responsible manner. We comply with all applicable environmental legal requirements and implement appropriate management plans and programs to reduce energy use, greenhouse gas emissions, water use, biodiversity loss, waste generation, and tailings-related risks. We educate our employees and contractors on environmental performance, and regularly monitor and share learnings with our counterparties. Climate considerations are integrated into our business, including climate risks, opportunities and performance, and we maintain the carbon neutrality of our investments. Throughout these efforts, we engage with key stakeholders to understand their environmental concerns and support environmental initiatives that align with our priorities. This Environmental Policy is supported by our Climate Strategy and Community Investment Strategy.

Climate Strategy

Our Board has adopted a Climate Strategy that is informed by the recommendations of the Task Force on Climate-related Financial Disclosures and includes commitments related to governance, strategy, risk management, and metrics and targets. We integrate climate considerations into our business; consider climate risks, opportunities, and performance in our investment strategy; catalyze action towards decarbonization across our portfolio; and maintain the carbon neutrality of our business and proportional investments. We are committed to transparently monitoring and reporting on the progress of implementation, and publicly disclosing annual results.

As part of our efforts to transition to a low carbon economy, we have been maintaining carbon neutral operations for the past five years by purchasing accredited and verified carbon offsets to offset our carbon footprint. In 2023, we finalized our carbon credit offset purchase for 2022, offsetting 15,104 tCO2e. We have also purchased offsets in anticipation of 2023 greenhouse gas emissions to maintain carbon neutrality throughout the year. To date, all of our purchased carbon offset credits (>54,000 t) have been independently verified by internationally recognized carbon standards, including the Verra Verified Carbon Standard Program, Gold Standard and the United Nations Clean Development Mechanism. Our carbon footprint consists of greenhouse gas emissions associated with our direct activities (Scope 1 and 2 as well as Categories 6 and 7 in Scope 3) and our attributable share of emissions associated with production of our attributable metals production by our counterparties, to the point of saleable metals (defined as Category 15 in Scope 3).

Third-party emissions are calculated annually based on disclosure by the owners or operators of the mines in which we have stream and royalty interests and third-party data provided by Skarn Associates, a metals and mining ESG research company. Our objective is to achieve a consistent, verifiable, and science-based approach to the quantification of our carbon footprint relating to our direct corporate activities and to our streaming and royalty interests.

COMPENSATION DISCUSSION AND ANALYSIS

To My Fellow Shareholders,

I am pleased to share with you our Compensation Discussion & Analysis, which explains the principles which inform our approach to executive compensation, the Board’s decision making process and the compensation decisions for 2023 for our named executive officers (“NEO”s).

Triple Flag has a deep commitment to growing shareholder value over the long term. To fulfill this commitment, we focus on our commercial strategy, a balanced approach to executive compensation, and sound risk management. Triple Flag’s executive compensation program is designed to reward the achievement of our strategic goals and align the interests of management with those of our fellow shareholders to secure Triple Flag’s long-term corporate and shareholder success.

Alignment of executive and shareholder interests is supported by (i) clear compensation principles, (ii) a compensation program design that considers our pay risk profile and features rigorous corporate and individual performance measures, vesting provisions and ownership requirements, and (iii) a robust decision-making process which includes the compensation committee and full Board.

Triple Flag Compensation Principles

In our view an effective compensation program should:

•	Encourage an owner’s mentality and a culture of teamwork that connects short-term performance to the long-term interests of the Company and its shareholders

•	Take a multiyear perspective in pay outcomes and performance evaluation

•	Use compensation to attract and retain the best talent

•	Promote a strong culture of risk management and portfolio optimization

How We Make Decisions

The Compensation & Talent Committee follows Triple Flag’s compensation principles in setting executive pay and making pay decisions. To support our work, we receive advice from our independent compensation consultant which provides an external point of view, market context for Triple Flag’s peer group, and the perspectives of regulators and shareholder advisory firms. To ensure the pay program responds to the needs of the business, we work closely with management to review individual executive performance, the corporate performance evaluation framework under our short-term incentive (“STI”) plan, and the performance of Triple Flag relative to its peers under our long-term incentive (“LTI”) plan. In addition to the foregoing, we use our experienced judgment as a committee to set executive compensation.

2023 Performance Achievements

In FY2023, Triple Flag achieved several significant financial and operational milestones, the most important of which was the completion of the acquisition of Maverix Metals Inc. (Maverix) for $606 million in January 2023. This was Triple Flag’s largest transaction since our founding and solidified our standing as the leading gold-focused, emerging senior streaming and royalty company. The acquisition significantly enhanced Triple Flag’s trading liquidity and created the opportunity to achieve as much as $7 million in annual synergies. Other important 2023 achievements included:

•	Closing a total value of nearly $700 million in transactions during the year, including the Maverix transaction early in the year and, the acquisition of a royalty on the producing Agbaou mine, an additional royalty on the producing Stawell Gold mine in Australia, and a royalty on Excelsior’s Johnson Camp Mine

•	Achieving a year-over-year improvement in our Sustainalytics ESG Risk Rating, with a rank of third out of 117 companies in the global precious metals sector

•	Delivering on full-year gold equivalent ounces (“GEOs”) sales guidance of 100,000 to 115,000 ounces

•	Building on our GEO growth track-record by delivering our seventh consecutive annual sales record of 105,087 GEOs and record revenues of $204 million

•	Growing our dividend by 5%, with an annualized dividend of US$0.21 per share

2023 Compensation Program and Pay Decisions

We align executive compensation with company performance through our compensation model of base salary, STIs and LTIs. The STI plan is designed to incentivize executives to meet growth, financial and operational objectives, while delivering ESG performance. It is based on a framework of five quantitative and qualitative metrics of corporate and individual performance: (i) Grow Value, (ii) Outperform, (iii) Optimize Portfolio & Risk, (iv) ESG Leadership and (v) Corporate Priorities. Positive performance results in 2023 across the framework reflected the management team’s extraordinary efforts and significant contributions during the year and resulted in STI awards to the NEOs in the upper end of the range.

In 2023, each NEO received LTI awards in the form of restricted share units (“RSUs”) and stock options. Looking ahead, the Compensation & Talent Committee modified the LTI plan design by replacing stock options with performance share units (“PSUs”). LTI award levels are based on each executive’s applicable benchmarks and performance. Base salaries were adjusted at the outset of 2023 to reflect the Company’s larger size and increased scope of roles, following the Maverix acquisition. The Committee periodically assesses our executive pay plans and award levels to ensure they continue to motivate executives and incentivize teamwork and an owner’s mentality to align NEO interests with those of our shareholders.

A Great Place to Work

In 2023, our management team demonstrated outstanding leadership while fostering a dynamic team environment at Triple Flag. Two years in a row we have received a “Great Places to Work” certification, with a 99% score in 2023, up from 96% in 2022. These scores are strong indicators of the continued and high level of employee engagement and the cohesive and winning culture our management team has created at Triple Flag. To retain and motivate employees and attract qualified candidates so we can achieve financial, operational and cultural milestones, we need to provide competitive compensation opportunities.

Board Transformation

Early in 2023, we welcomed Messrs. Geoff Burns and Blake Rhodes and Ms. Elizabeth Wademan to the Board. These additions round out our Board and bring our total to nine directors. With this slate of directors, we are pleased that we have surpassed our target of at least 30% women on the Board, ahead of our 2025 target date; we are happy to report that 43% of our independent directors identify as women.

We thank you for your continued support of Triple Flag and our executive team in 2024.

Sincerely,

Peter O’Hagan

Compensation & Talent Committee Chair

1 GEOs is a non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see the ‘‘Non-IFRS Financial Performance Measures’’ section included in the Management’s Discussion & Analysis of the Company’s 2023 Annual Report, which is available on our SEDAR+ profile at www.sedarplus.com, and which disclosures are incorporated by reference herein).

Report on Executive Compensation and Equity Ownership

Introduction

The following discussion outlines the significant elements of the compensation program for the Company’s NEOs. For fiscal 2023, our NEOs are:

Named Executive Officer	Position
Mr. Shaun Usmar	Chief Executive Officer
Mr. Sheldon Vanderkooy	Chief Financial Officer
Mr. Warren Beil	General Counsel
Mr. James Dendle	Senior Vice President, Corporate Development
Ms. Katy Board	Vice President, Talent & ESG
Mr. Eban Bari	Vice President, Finance

Shaun Usmar, Director and CEO – Founded the Company in May 2016.

Mr. Usmar is an international mining executive with 30 years of experience working around the globe in operational, financial and executive leadership roles for some of the world’s largest and fastest growing mining companies. Prior to founding Triple Flag, Mr. Usmar served as Senior Executive Vice President and Chief Financial Officer of Barrick Gold Corporation from 2014 to 2016, where he helped restructure the company. He joined Xstrata in 2002 as an early senior executive member of the management team that grew the company into one of the world’s largest diversified miners at the time of its acquisition by Glencore in 2013. His roles at Xstrata included General Manager of Business Development in London, Chief Financial Officer of Xstrata’s global Ferro-Alloys business in South Africa, and Chief Financial Officer of Xstrata’s global nickel business in Canada. Prior to joining Xstrata, Mr. Usmar worked at BHP Billiton in Corporate Finance in London, and started his career in mining operations in the steel and aluminum industries as a production engineer. Mr. Usmar serves as Chair of Make-A-Wish Canada, and chairs the Audit Committee of the World Gold Council.

He holds a Bachelor of Science Engineering in Metallurgy and Materials from the University of Witwatersrand in South Africa, and an MBA from the Kellogg Graduate School of Management at Northwestern University, both with distinction.

The following table summarizes Mr. Usmar’s individual performance in 2023 and related pay outcomes:

2023 individual performance	Summary of pay outcomes

Mr. Usmar:

•      Continued to demonstrate exemplary leadership to a high-performing, diverse team

•      Oversaw the successful acquisition and integration of Maverix with minimal disruption and a positive market reaction (the “Maverix Acquisition”), while realizing over $7 million in annual synergies

•      Added bench strength and depth at all levels in a successful hybrid and inclusive operating model with minimal turnover

•      Supported the Board in onboarding three new, high-calibre Directors

•      Sponsored a multi-day strategic session with the Triple Flag team and an off-site leadership development program for the NEOs

•      Expanded and enhanced key relationships with mining partners and investors

•      Led the second largest investment outlay in Triple Flag’s history, equating to nearly US$700 million, materially increasing ounce growth, cash flow and optionality on an accretive basis

•      Continued to build direct deal pipeline opportunities for Triple Flag

As a result of both his outstanding performance and Triple Flag’s corporate performance, Mr. Usmar was awarded an above-target short-term incentive cash award and an at-target long-term incentive award as outlined in the Summary Compensation Table.

For 2023, Mr. Usmar received an annual base salary increase to help maintain his competitive position compared with the peers of our benchmark group (see “Peer Group”) and to recognize his contributions.

Sheldon Vanderkooy, CFO – Joined in May 2016.

Mr. Vanderkooy is a founding member of the Triple Flag management team, with 20+ years of experience in the mining sector. Prior to Triple Flag, he was Assistant General Counsel at First Quantum Minerals Ltd. and Senior Director, Legal Affairs at Inmet Mining Corporation. Prior to joining Inmet, he was a corporate partner at Blake, Cassels & Graydon LLP (“Blakes”) in Toronto, Canada. Prior to starting his corporate practice, Mr. Vanderkooy began his legal career practicing tax law at Blakes. Mr. Vanderkooy holds a law degree from the University of Western Ontario (Gold Medalist) and Bachelor of Commerce (Honours) from Queen’s University, both in Canada. Prior to attending law school, Mr. Vanderkooy was a Chartered Accountant at Ernst & Young LLP.

The following table summarizes Mr. Vanderkooy’s individual performance in 2023 and related pay outcomes:

2023 individual performance	Summary of pay outcomes

Mr. Vanderkooy:

•      Continued to demonstrate effective leadership of the finance and legal teams driving improved performance

•      Played a key leadership role with respect to integrating the Maverix Acquisition, including realizing over $7 million in annual synergies

•      Significant engagement with mining partners to provide oversight of Triple Flag’s portfolio

•      Maintained effective engagement and communication with revolving credit facility bank syndicate, investors and other stakeholders

•      Oversaw risk management initiatives undertaken to strengthen Triple Flag’s processes

As a result of both his outstanding performance and Triple Flag’s corporate performance in 2023, Mr. Vanderkooy was awarded an above-target short-term incentive cash award and an at-target long-term incentive award as outlined in the Summary Compensation Table.

For 2023, Mr. Vanderkooy received an annual base salary increase to help maintain his competitive position compared with the peers of our benchmark group (see “Peer Group”).

Warren Beil, General Counsel – Joined in January 2023 (from Maverix Metals).

Mr. Beil is a practicing corporate and securities lawyer, skilled in advising companies operating in the mining and natural resource sectors. His expertise includes securities law, regulatory and stock exchange compliance, capital markets transactions, including mergers and acquisitions, public offerings, asset purchases, options and joint ventures and stock exchange listings. Prior to joining Triple Flag, Mr. Beil served as General Counsel of Maverix Metals, and prior to that was the Vice President, Legal for two gold exploration companies. Mr. Beil began his career in private practice with the Vancouver office of Blake, Cassels & Graydon LLP. After leaving private practice, he served as the General Counsel to a private venture capital company focused on the mining and natural resource sectors. Mr. Beil holds a Juris Doctor from the University of Toronto and a Juris Doctor, with Honors, from Bond University on the Gold Coast of Australia. He is a practicing member of the Law Society of British Columbia and is a member of the Finance Committee of The Foundation for Natural Resources and Energy Law.

The following table summarizes Mr. Beil’s individual performance in 2023 and related pay outcomes:

2023 individual performance	Summary of pay outcomes

Mr. Beil:

•      Worked closely with the existing Triple Flag teams to prepare and successfully integrate Maverix into the portfolio

•      As a new member of the Triple Flag team, successfully integrated into the management team and successfully navigated the structure and internal working relationships across all levels

•      Provided oversight of compliance, legal, regulatory and governance matters

•      Proactively identified and managed legal and commercial risks within the portfolio on a dynamic basis, including the active management of assets for optimization and enhancing quality

•      Effectively managed legal and commercial considerations in the ongoing pursuit of accretive transactions

As a result of both his outstanding performance and Triple Flag’s corporate performance, Mr. Beil was awarded an above-target short-term incentive cash award and an at-target long-term incentive award as outlined in the Summary Compensation Table.

At the time of and in recognition of his transition from Maverix Metals, Mr. Beil was awarded a transition RSU grant.

James Dendle, Senior Vice President, Corporate Development – Joined in May 2017.

Mr. Dendle is a geologist with more than 10 years of global experience in both the private sector and in consultancy services. He has a broad background in estimating and auditing resources and reserves, multidisciplinary due diligence and technical studies. Prior to joining Triple Flag, he was a Senior Consultant at SRK Consulting (UK) Limited, working globally on a wide range of operating mines, development and exploration projects, across predominantly base and precious metals. Mr. Dendle holds a Bachelor of Science in Applied Geology (1st Class Honours) and a Master of Science in Mining Geology (Distinction) from the University of Exeter, Camborne School of Mines in the UK, and is a Chartered Geologist of the Geological Society of London.

The following table summarizes Mr. Dendle’s individual performance in 2023 and related pay outcomes:

2023 individual performance	Summary of pay outcomes

Mr. Dendle:

•     Managed the second largest investment outlay in Triple Flag’s history, equating to nearly $700 million, materially increasing ounce growth, cash flow and optionality on an accretive basis

•     Played a key leadership role with the Corporate Development, Finance and Legal teams to integrate the Maverix Acquisition, including realizing over $7 million in annual synergies

•     Expanded and deepened Triple Flag’s investor engagement, effectively managing sell-side relationships for more than 10 global brokerages

•     Partnered with industry experts to lead the team through a multi-day, off-site strategy session

•     Enhanced relationships with key site teams at material partner operations, overseeing site visits to assets representing more than 70% of GEOs

•     Applied a rigorous, open and integrity-based approach to due diligence

•     Led the identification and acquisition of new royalty investments

•     Enhanced capability and depth of the Investor Relations and Technical team

As a result of both his outstanding performance and Triple Flag’s corporate performance, Mr. Dendle has been awarded an above-target short-term incentive cash award and an at-target long-term incentive award as outlined in the Summary Compensation Table.

For 2023, Mr. Dendle received an annual base salary increase to reflect the increased scope and responsibility of his new role, acknowledge his continued strong performance and help maintain his competitive position compared with our Peer Group.

Katy Board, Vice President, Talent & ESG – Joined in August 2019.

Ms. Board is a human resources professional with over 20 years of experience, more than a dozen of which are in the mining industry. Prior to joining Triple Flag, Ms. Board consulted to various small and large-cap mining companies; advising and providing insight to both boards and executives on Executive Compensation, Governance and Disclosure initiatives. She spent 10 years at Barrick Gold Corporation as Vice President, Global Total Rewards. Ms. Board has also held various corporate positions in both the pharmaceutical and hotel industries. Ms. Board holds a Bachelor of Commerce from Ryerson University (now renamed Toronto Metropolitan University) in Canada, is a Certified Compensation Professional (CCP), a Global Remuneration Professional (GRP) and holds a Certificate in Corporate Sustainability from New York University (NYU – Sterns) in the United States.

The following table summarizes Ms. Board’s individual performance in 2023 and related pay outcomes:

2023 individual performance	Summary of pay outcomes

Ms. Board:

•     Played a key leadership role with the Corporate Development, Finance and Legal teams to integrate the Maverix Acquisition, including realizing over $7 million in annual synergies

•     Oversaw the measured and deliberate talent management initiative across the Company to build bench strength and depth

•     Achieved improved Sustainalytics rating (up one spot to 3rd), inaugural MSCI AA rating, second annual Great Place to Work designation (99% score), Carbon Neutrality Certification, ESG Investing Award for Social Responsibility

•     Partnered with a leading executive coaching group to provide leadership development and growth to the NEOs

•     Supported operating partners’ community initiatives and secured additional funding from the World Gold Council

As a result of both her outstanding performance and Triple Flag’s corporate performance, Ms. Board was awarded an above-target short-term incentive cash award and an at-target long-term incentive award as outlined in the Summary Compensation Table.

For 2023, Ms. Board received an annual base salary increase to reflect the increased scope and responsibility of her role, acknowledge her continued strong performance and help maintain her competitive position compared with our Peer Group.

Eban Bari, Vice President, Finance – Joined in September 2018.

Mr. Bari is a senior finance professional with over 20 years of experience in financial reporting across complex multinational organizations. Prior to joining Triple Flag, he spent nine years at Barrick Gold Corporation, and most recently as Senior Director Financial Reporting. He holds a CPA designation in Canada as well as in the United States (Illinois). Mr. Bari holds a Bachelor of Commerce (Honours) from the University of Toronto in Canada.

The following table summarizes Mr. Bari’s individual performance in 2023 and related pay outcomes:

2023 individual performance	Summary of pay outcomes

Mr. Bari:

•     Worked closely with the Corporate Development, Evaluations, Finance and Legal teams to integrate the Maverix Acquisition, including realizing over $7 million in annual synergies

•     Transitioned the Maverix Finance structure and integrated it seamlessly across the organization

•     Enhanced capability and depth of the Finance team

•     Oversaw significantly accelerated SOX implementation while managing costs

•     Completed a comprehensive global tax review

As a result of both his outstanding performance and Triple Flag’s corporate performance, Mr. Bari was awarded an above-target short-term incentive cash award and an at-target long-term incentive award as outlined in the Summary Compensation Table.

For 2023, Mr. Bari received an annual base salary increase to reflect the increased scope and responsibility of his role, acknowledge his continued strong performance and help maintain his competitive position compared with our Peer Group.

2023 Summary

2023 was a strong year for Triple Flag. In early 2023, we acquired all of the issued and outstanding common shares of Maverix. Following the acquisition, in 2023 Triple Flag was the fourth-largest gold-focused streaming and royalty company as measured by GEOs, with an enhanced portfolio, robust growth outlook, materially increased trading liquidity, low leverage, and over $600 million in available capital to deploy. We continue to be excited about the possibilities our enhanced platform offers our stakeholders as we continue our pursuit of growing value per share. We received a Sustainalytics score that saw us move up one spot in the rankings to 3rd of 117 companies across the global precious metals industry, an inaugural MSCI rating of AA, and we were accredited as a “Great Place to Work” in Canada for the second year in a row, showcasing important elements of our pragmatic commitment to excellence in ESG and company culture.

2023 Company Financial Performance Highlights

In 2023, we delivered our seventh consecutive annual sales record of 105,087 GEOs versus the prior year record of 84,571 GEOs2. We completed the largest transaction since our inception, the Maverix Acquisition ($606 million). The completion of the acquisition was a highlight of the year, creating the leading gold-focused, emerging senior streaming and royalty company. Following the acquisition, Triple Flag has enjoyed materially increased trading liquidity, and realized over $7 million per annum in synergies.

1 GEOs is a non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see the ‘‘Non-IFRS Financial Performance Measures’’ section included in the Management’s Discussion & Analysis of the Company’s 2023 Annual Report, which is available on our SEDAR+ profile at www.sedarplus.com, and which disclosures are incorporated by reference herein).

In parallel with devoting considerable resources to the integration of Maverix, Triple Flag continued to be actively engaged in developing and reviewing opportunities, submitting proposals, conducting due diligence, and actively managing the existing portfolio. We ended the year with net debt of $40 million and availability under our credit facility of $443 million (with an additional $200 million accordion available). During the year, we increased our annual dividend by 5% from $0.20 per share to $0.21 per share.

	Year ended
	December 31,
($ thousands except GEOs, per share metrics, and asset margin)	2023	2022
IFRS measures:
Revenue	$204,024	$151,885
Net Earnings	36,282	55,086
Operating Cash Flow	154,138	118,376

Non-IFRS measures[1]:
GEOs	105,087	84,571
Adjusted Net Earnings	66,267	61,012
Adjusted EBITDA	158,541	118,503
Free Cash Flow	154,138	118,376
Asset Margin	90%	91%

1.            GEOs, Adjusted Net Earnings, Adjusted EBITDA, Free Cash Flow and Asset Margin as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS measure, see the ‘‘Non-IFRS Financial Performance Measures’’ section included in the Management’s Discussion & Analysis of the Company’s 2023 Annual Report, which is available on our SEDAR+ profile at www.sedarplus.com, and which disclosures are incorporated by reference herein.

Revenue ($M)
$250
$200
$150
$100
$50
$-
$59
$113
$150
$152
$204
2019
2020
2021
2022
2023

GEOs[1]
120,000
100,000
80,000
60,000
40,000
20,000
-
42,406
63,059
83,602
84,571
105,087
2019
2020
2021
2022
2023

Operating Cash Flow ($M)
$180
$160
$140
$120
$100
$80
$60
$40
$20
$-
$40
$84
$120
$118
$154
2019
2020
2021
2022
2023

Adjusted EBITDA[1] ($M)
$180
$160
$140
$120
$100
$80
$60
$40
$20
$-
$48
$96
$123
$119
$159
2019
2020
2021
2022
2023

Net (Loss) Earnings ($M)
$60
$50
$40
$30
$20
$10
$-
$(10)
$(20)
$(14)
$56
$46
$55
$36
2019
2020
2021
2022
2023

Adjusted Net (Loss) Earnings[1] ($M)
$70
$60
$50
$40
$30
$20
$10
$-
$(10)
$(20)
$(7)
$24
$58
$61
$66
2019
2020
2021
2022
2023

1.            GEOs, Adjusted EBITDA and Adjusted Net Earnings are non-IFRS financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS measure, see the ‘‘Non-IFRS Financial Performance Measures’’ section included in the Management’s Discussion & Analysis of the Company’s 2023 Annual Report, which is available on our SEDAR+ profile at www.sedarplus.com, and which disclosures are incorporated by reference herein.

2023 EXECUTIVE PAY FOR PERFORMANCE

From the start of our journey in 2016, Triple Flag has been built around a small, multidisciplinary, high-functioning executive team. This experienced and diverse team has generated sector-leading growth since our founding, surpassing well-established intermediates in annual GEOs and free cash flow and with portfolio characteristics aligned with the largest, most valuable competitors in the sector on key quality dimensions.1

Our executive compensation program provides market competitive pay opportunities with the ability to earn compensation above or below market based on a rigorous assessment of company and individual performance. The program supports our philosophy of targeting top talent aimed at being a high-quality major precious metals streaming and royalty company.

We demonstrate our pay-for-performance culture through the construction of our short- and long-term incentive programs, the rigor used to assess and determine short-term incentive awards for our senior officers and our pay policies and practices as outlined on page 53. Our executive compensation program aligns the interests of our executive officers with those of our shareholders by tying a significant portion of compensation directly to the long-term value and growth of our business.

Our short-term incentives are based on a balanced scorecard comprised of five categories reflecting key value drivers for the Company: (i) Growth, (ii) Outperformance relative to peers and budget, (iii) Optimizing the performance of our portfolio and risk management, (iv) ESG leadership, and (v) Corporate Priorities. Management reviews and discusses the performance of each value driver with the Compensation & Talent Committee. The Compensation & Talent Committee assesses each category of the scorecard and approves the performance factors. The Board reviews and approves the CEO compensation and the Compensation & Talent Committee reviews and approves the compensation of each other NEO considering the CEO’s recommendations.

Beginning in 2024, our long-term incentives will be comprised of 50% RSUs and 50% PSUs. The introduction of PSUs is an important evolution in our executive pay program and provides a strong link to long-term value creation. PSUs granted in 2024 will vest based on Triple Flag’s Total Shareholder Return (“TSR”) over a three-year period relative to that of a predetermined peer group of streaming and royalty companies, gold and silver producers, gold indices and Exchange-Traded Funds (“ETFs”).

We are confident our pay program supports our pay-for-performance culture and motivates our executive team to achieve our strategic business and financial objectives.

1 For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS measure, see the ‘‘Non-IFRS Financial Performance Measures’’ section included in the Management’s Discussion & Analysis of the Company’s 2023 Annual Report, which is available on our SEDAR+ profile at www.sedarplus.com, and which disclosures are incorporated by reference herein.

Advisory vote on compensation

At our 2023 annual general meeting of shareholders, the Company held an advisory vote on the Company’s approach to executive compensation (“Say on pay”). At that meeting, 98.63% of the votes cast on the advisory proposal supported our executive compensation program. The Compensation & Talent Committee considered the advisory vote results and, in addition to other considerations, determined that no significant changes to our compensation policies and programs were necessary. The Compensation & Talent Committee will consider the results of future advisory votes in evaluating subsequent changes to our executive compensation policies and programs.

Pay Policies and Practices

The Company employs the following best pay practices that reflect its compensation philosophy:

What We Do		What We Don’t Do
✓	Link executive pay to company performance through our annual short-term and long-term incentive plans	×	Single-trigger change-in-control provisions
✓	Balance among short- and long-term incentives, cash and equity and fixed and variable pay	×	Guarantee annual increases in compensation or grants of incentive awards
✓	Compare executive compensation and company performance to relevant peer group companies	×	Reprice underwater stock options
✓	Provide shareholders an annual advisory vote on compensation or say on pay
✓	Require executives to meet minimum share ownership requirements	×	Tax gross ups
✓	Maintain a compensation recovery (clawback) policy to recapture unearned incentive pay	×	Pay policies or practices that pose material adverse risk to the Company
✓	Have thresholds and maximums on our short-term incentive plan	×	Guarantee minimum payouts ($0 payout is possible) under our short-term incentive plan
✓	Provide only limited perquisites	×	Allow Executives or Directors to hedge

Pay Mix

Executive pay includes a mix of fixed compensation (base salary and benefits) and variable pay (short- and long-term incentives) that is based on meeting a combination of short- and long-term goals. A significant portion of executive pay is “variable” or based on meeting performance goals to align executive pay with the long-term goals of the Company. The following charts demonstrate the 2023 target pay mix and the 2023 actual pay mix for the CEO and CFO and the average mix of the other NEOs as a group.

2023 table	base	short	mid	long
TARGET	annual	bonus	RSU	stock options	variable

CEO	19%	22%	12%	47%	81%
CFO	25%	24%	10%	41%	75%

Average of other named executives	32%	26%	8%	34%	68%

ACTUAL	annual	bonus	RSU	stock options	variable
2023 table	base	short	mid	long
CEO	19%	34%	9%	38%	81%
CFO	23%	32%	9%	36%	77%

Average of other named executives	28%	35%	7%	30%	72%

1   Mr. Beil excluded in both Target and Actual data due to his partial year employment and unique compensation structure in his initial year of transition following the acquisition of Maverix, which includes his transition RSU grant.

Compensation-Setting Process

During 2023, the Compensation & Talent Committee was responsible for assisting the Board in fulfilling its governance and supervisory responsibilities, and overseeing our human resources, succession planning, and compensation policies, processes, and practices. The Compensation & Talent Committee was also responsible for ensuring that our compensation policies and practices provided an appropriate balance of risk and reward.

Our Board has adopted a written charter for our Compensation & Talent Committee setting out its duties and responsibilities. Our Compensation & Talent Committee’s oversight in 2023 included reviewing objectives, evaluating performance and ensuring that total compensation paid to our executive officers, personnel who report directly to our CEO, and various other key officers and managers is fair, reasonable and consistent with the objectives and philosophy of our compensation programs.

Our CEO made recommendations to the Compensation & Talent Committee with respect to 2023 compensation for each of the other NEOs. The Compensation & Talent Committee thoroughly reviewed and approved the compensation for the CEO and other NEOs.

Peer Group Benchmarking

In setting executive compensation, the Compensation & Talent Committee considered compensation programs in relevant sectors of the mining industry and the compensation programs of our competitors. The Committee benchmarked NEO pay with specific peer groups for purposes of setting levels of compensation, evaluating relative performance and analyzing other aspects of compensation.

The Compensation & Talent Committee engaged an independent compensation consultant, Mercer (Canada) Ltd. (“Mercer”) to evaluate the Company’s executive compensation program against market practice. As part of its 2023 annual review, Mercer assessed NEO compensation as compared to the Peer Group’s executive compensation and advised on the introduction of the grant of PSUs in 2024.

The Compensation & Talent Committee considered market information provided by Mercer on base salaries, STI and LTI plan designs based on public disclosure of the peer companies listed in the table below and specifically the five streaming & royalty peer companies. The Compensation & Talent Committee targeted base salaries at the median to top quartile of the peer group and considered the peer group information in determining STI and LTI targets for fiscal 2023. The Peer Group is also referenced for guidance when contemplating the total cash and total direct compensation of our executives. Triple Flag subscribes to a pay-for-performance system that looks to peers when setting targets for incentive compensation, but ultimately applies the results from its corporate and personal objectives to reward exceptional performance when exceptional results are achieved. Triple Flag engages a twice-per-annum performance review process to help guide performance and align objectives across the organization.

Peer Group

Mercer performed a compensation review comparing the Company’s compensation levels relative to the Board-approved peer group of 12 publicly traded mining companies in the third quarter of 2023. The five largest streaming & royalty companies were included, as they represent the companies most closely aligned to Triple Flag in terms of business strategy and the fundamental market in which we compete. The mining peers were included to round out the Peer Group since, while not an exact fit operationally, they are working in the same industry and experience the same commodity cycles. The companies listed below were selected for their size, structure and gold/silver focus. In 2024, Triple Flag will undertake a comprehensive review of the Peer Group to ensure alignment.

Compensation Peer Group

Streaming & Royalty	Mining
Franco-Nevada Corporation	SSR Mining Inc.

Wheaton Precious Metals Corp.	Wesdome Gold Mines Ltd.
Royal Gold, Inc.	New Gold Inc.
Osisko Gold Royalties Ltd.	Fortuna Silver Mines Inc.
Sandstorm Gold Ltd.	Silvercorp Metals Inc.
IAMGOLD Corporation
Torex Gold Resources Inc.

	Market Cap[1]	Revenue[2]	Adjusted EBITDA[2]	Assets[2]
NYSE:TFPM	$2692	$204	$159	$1894
75th Percentile	$3975	951	431	4750
50th Percentile	$1355	814	301	2127
25th Percentile	$986	222	157	1749

TFPM Rank[3]	73%	17%	26%	33%

Source: Capital IQ

1    At period ended December 31, 2023.

2    Reflects 12-month trailing revenue, adjusted EBITDA and most recent total assets as at December 31, 2023 (except for Wheaton and Wesdome, which are as at September 30, 2023). Adjusted EBITDA is a non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see the ‘‘Non-IFRS Financial Performance Measures’’ section included in the Management’s Discussion & Analysis of the Company’s 2023 Annual Report, which is available on our SEDAR+ profile at www.sedarplus.com, and which disclosures are incorporated by reference herein.

3    Excludes Triple Flag in calculation of percentiles.

Independent advice

The Compensation & Talent Committee has been working with Mercer since August 2021 as its independent compensation consultant. Mercer reports directly and exclusively to the Compensation & Talent Committee, but may, at the Compensation & Talent Committee’s direction, work cooperatively with management to review or prepare material for the Compensation & Talent Committee to review. The Compensation & Talent Committee considers Mercer’s recommendations, but its decisions are its own responsibility. In 2023, Mercer’s consulting arrangement with the Compensation & Talent Committee as outlined above is their sole engagement with the Company, performing no other services and earning no other fees from Triple Flag. The Compensation & Talent Committee pre-approved the budget for services to be performed by Mercer so that management may pay for services rendered within the scope of work.

Mercer’s mandate in 2023 included:

•	preparing information about market trends and issues;

•	preparing benchmark market data for executive officer compensation;

•	providing guidance in establishing a relevant peer group for benchmarking director and officer compensation;

•	assessing the competitiveness of our compensation;

•	assisting in the development and review of the Compensation Discussion & Analysis; and

•	attending each committee meeting including an in-camera portion at each meeting.

Mercer was paid the following fees for professional services in 2022 and 2023:

Mercer[1]	2022 fees	2023 fees
Executive compensation-related fees	$131,285	$119,960
All other fees[2]	Nil	$9,443

1            Mercer fees are incurred and paid in C$ and converted to US$ for reporting purposes using the Bank of Canada daily average exchange rate for 2023, being C$1.3497=US$1.00.

2            Other fees include compensation data report for non-executive employees.

COMPONENTS OF COMPENSATION

The compensation of our executive officers includes three main components: (i) base salary; (ii) short-term incentives, consisting of an annual cash bonus; and (iii) long-term equity incentives, consisting of stock options, RSUs or a combination thereof granted under the Omnibus Plan. The Omnibus Plan also allows us to grant PSUs, which will be used commencing in 2024 to incentivize our executive officers now that a reasonable history of performance has been established to support the achievement of specific performance metrics. Perquisites and benefits are not a significant element of compensation for our executive officers. The Company does not currently offer a pension plan.

Compensation Element	Objective	Key Features
Base salary	Provide a fixed level of cash compensation for performing day-to-day responsibilities

Reflects the executive’s experience and responsibility, market competitiveness, internal/external equity

Targeted at the median to top quartile of the peer group with adjustments for individual performance

Annual Cash Bonuses under our Short-term Incentive Plan	Reward short-term financial, operational and individual performance

Each NEO has a target bonus (% of base salary) with a maximum opportunity – payouts range from zero to maximum depending on the position and target level

Awarded annually, paid in Q1 of the following year

In 2023, the STI plan was based on a framework of quantitative and qualitative measures of corporate and individual performance

The framework comprises five metrics: i) Grow Value, ii) Outperform, iii) Optimize Portfolio & Risk, iv) ESG Leadership and v) Corporate Priorities

Compensation Element	Objective	Key Features
Awards under our Long-term Incentive Plan	Align management interests with those of shareholders, encourage retention and reward long-term company performance

LTI awards are generally granted once per year and governed by the Omnibus Plan

Stock options (weighted 80%) vest one-third each year and expire seven years after the grant date

RSUs (weighted 20%) cliff vest in full on the third anniversary of their grant date and are generally settled in cash. This will be amended in future grants to vest one-third each year

PSUs (future grants) cliff vest in full on the third anniversary of their grant date dependent on the relative Total Shareholder Return (“TSR”) of a pre-determined peer group

Benefits	Support the health and wellness of our management employees

Group benefit plan provides for health, life and disability insurance coverage, in addition to a Health Spending Account

Executives participate in partially funded annual executive medical examinations through MedCan

We do not offer pensions, post-employment or other retiree benefits

Perquisites	Maintain professional designations	A very limited number of personal benefits including reimbursement for professional dues

Base Salaries

Base salary is provided as a fixed source of compensation for our executive officers. Base salaries are determined on an individual basis taking into account the scope of the executive officer’s responsibilities, prior experience and position relative to relevant peers in the market. Base salaries are targeted at the Peer Group median to top quartile, are reviewed annually and may be increased, if warranted or necessary to maintain market competitiveness. Base salaries can also be adjusted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities. At the beginning of 2023, Ms. Board’s and Mr. Bari’s salaries were each increased by 35% and Mr. Dendle’s salary increased by 45% to reflect the increased scope and responsibility of their roles and to acknowledge their continued strong performance, and additionally, in the case of Mr. Dendle, his promotion to Senior Vice President. A review of the benchmark peers supported these adjustments (see “Peer Group”).

NEO Salary Levels

	Annual Salary*
Executive	2022	2023	Change
Shaun Usmar,	$685,337	$740,905	8%
Chief Executive Officer
Sheldon Vanderkooy,	$333,407	$383,419	15%
Chief Financial Officer
Warren Beil,		$270,430	-
General Counsel**

	Annual Salary*
Executive	2022	2023	Change
James Dendle,	$255,612	$370,638	45%
Senior Vice President, Corporate Development

Katy Board,	$203,749	$275,061	35%
Vice President, Talent & ESG
Eban Bari,	$203,749	$275,061	35%
Vice President, Finance

*       Annual salaries for the NEOs are determined and paid in C$ and converted to US$ for reporting purposes using the Bank of Canada daily average exchange rate. The rate used for currency exchange into US$ of salary is the Bank of Canada daily average rate for 2023, being C$1.3497=US$1.00 and C$1.3013=US$1.00 for 2022.

**      Mr. Beil joined Triple Flag effective January 20, 2023.

Short-term Incentive Plan

For 2023, the STI plan was designed to incentivize executives, including the NEOs, to meet growth, financial and operational objectives, while delivering ESG performance. The Compensation & Talent Committee is responsible for approving the plan design, objectives as set out at the start of the year and awards based on year end results, following recommendations from the CEO.

The STI plan target award levels for 2023 were set as a percentage of each executive officer’s base salary. The targets varied, based on the executive’s position, ranging from 75 - 115% of base salary. If maximum performance, as set out in the annual metrics approved by the Compensation & Talent Committee at the beginning of the year, is achieved or exceeded, STI awards would pay out at or above target levels, up to the maximum payout (200-300%) opportunity, which varies depending on the executive’s position. Likewise, if threshold Company and individual performance is not achieved, the STI award may be $0.

Mercer provided market information on the STI plan designs of five Streaming & Royalty peer companies that the Compensation & Talent Committee considered in determining STI awards for fiscal 2023 (see “Peer Group Benchmarking”). Mercer’s review included market information on STI targets and maximums, corporate performance metrics and weightings, the role of individual performance and overall approach (i.e., formulaic or discretionary). Target award levels for all of the NEOs except our CEO were increased from 2022 to 2023 to align more closely with market levels, reflect the increased scope and responsibility of their roles and to acknowledge their continued strong performance.

The STI award target for 2023 was set as a percentage of each NEO’s base salary as follows:

NEO	Target %	Target $	Maximum	Actual $[1]
Shaun Usmar	115%	$826,110	$2,478,330	$1,321,516
Sheldon Vanderkooy	95%	$364,248	$1,092,744	$546,736
Warren Beil	75%	$202,823	$405,646	$304,437
James Dendle	90%	$333,574	$1,000,722	$492,355
Katy Board	80%	$220,049	$660,147	$341,296
Eban Bari	80%	$220,049	$660,147	$330,293

1            STIs in respect of the NEOs are determined and paid in CAD and converted to US$ for reporting purposes using the Bank of Canada daily average exchange rate. The rate used for currency exchange into US$ of salary is the Bank of Canada daily average rate for the relevant year, being C$1.3497=US$1.00 for 2023.

Refer to the table on page 56 for an explanation of the 2023 short-term incentive (actual) determination.

The STI plan is a performance-based annual incentive plan that is designed to motivate our executive officers to meet our strategic business and financial objectives, more specifically our annual financial and operational performance targets.

Individual annual incentive payouts will be higher or lower than the target amount depending on the level of achievement of the applicable performance targets and evaluation of individual contributions. In 2023, we used a framework approach to set both quantitative and qualitative targets at the start of the year against which we measured our performance at the end of the year. The Board reviews the outcome of the framework and can apply judgment, either positively or negatively, where results are affected by extraordinary circumstances (positive or negative) or factors outside the control of management. The Board approved a weighting of 75% Company performance and 25% Individual performance as the basis for all NEO annual incentives, including the CEO.

In designing the STI plan framework for fiscal 2023, the Compensation & Talent Committee, with consultation and guidance from Mercer, considered the general principles for effective incentive plan design, which include:

•	Create alignment with the business strategy

•	Motivate executives and other employees to drive organizational performance by:

–	Providing a competitive/meaningful reward opportunity

–	Focusing on performance measures that executives can directly influence

–	Setting realistically achievable target goals and meaningful stretch goals

•	Reflect the Company’s risk posture by aligning payment horizons with risk horizons, and avoiding design features that may drive executives to take undue risks to earn rewards

•	Produce reasonable and defensible pay and performance outcomes

•	Simple to communicate, understand and implement

2023 Short-Term Incentive Plan Framework

•	At the start of the year the Compensation & Talent Committee approved the following framework and set objectives aligned to our Company strategy for 2023. The Compensation & Talent Committee also reviewed and approved the personal objectives of the management team that support the achievement of the Company’s objectives and align with the strategy.

•	The STI framework allows for sufficient flexibility to adjust the weightings and objectives annually to ensure alignment while maintaining consistency across the framework.

•	The 2023 STI awards were approved by the Compensation & Talent Committee and were well supported by Triple Flag’s overall success in the year, as determined based on the framework set forth below. The Compensation & Talent Committee determined that all of the NEOs exceeded the relevant metrics and, as a result, each NEO received an STI award that was above target.

Performance against the Corporate measures set forth in the framework below was 146.8% of target, which was weighted 75% for each NEO’s short-term incentive. After factoring in individual performance (weighted 25%) NEO STIs as percentage of salary were as follows: Shaun Usmar: 178%; Sheldon Vanderkooy: 143%; Warren Beil: 113%; James Dendle: 133%; Katy Board: 124%; and Eban Bari: 120%. See pages 40-45 for a discussion of each NEO’s individual performance in 2023.

Short-Term Incentive Award Framework Results

Value Driver	Weight	Description	2023 Objectives	Outcomes	Result
Grow Value	30%	Growth in value through deals and organically via the existing portfolio	• Execute value added deals: Production, Resource and Value per share growth • Deliver growth from existing portfolio: Production and Resource

•      7th consecutive year of GEOs growth (>20% growth year over year)

•      Net Asset Value Per Share (NAVPS) increased YoY.

•      Acquired Maverix, positioning Triple Flag as the 4th largest precious metals streaming & royalty company globally

•      Grew portfolio from 80 assets to 232 assets, including 32 producing (compared to 15)

•      Attributable Measured & Indicated (M&I) GEOs/1,000 shares increase of 7%

					Meets

Value Driver	Weight	Description	2023 Objectives	Outcomes	Result
Outperform	20%	Relative share price performance versus streaming peers and performance against budget and guidance	• Outperform peers and benchmarks • Perform against guidance • Expand Triple Flag presence and investor engagement

•      Total Shareholder Return in middle of peer set

•      Achieved GEOs guidance within the disclosed range

•      Effective G&A cost controls, achieved below low end of guidance for G&A

•      Relative to guidance, full year depletion at the low end of the range

•      Index inclusion in the MVIS Global Junior Gold Miners, S&P/TSX Global Gold and the Solactive Global Silver Miners indices

•      Effectively managed sell-side relationships for >10 global brokerages; achieving constructive feedback loop and establishing market confidence, promoting a strong understanding of the business, long-term strategy and near-term outlook

					Meets
Optimize Portfolio & Manage Risk	15%	Manage portfolio and business risk, maintain effective ERM and ongoing decisions to improve portfolio quality through deals (buy & sell)	• Maintain effective risk management program • Actively manage asset optimization and reporting • Enhance portfolio quality with acquisitions and sales

•      Prudent dealmaking and due diligence rigor

•      Accelerated and achieved SOX 404 Certification in 2023 after Maverix acquisition (brought forward four years)

•      Comprehensive review of our Tax structure and IT services undertaken

•      Maverix acquisition added diversification and unlocked additional liquidity

•      Actively mitigated portfolio risks to achieve optimal solutions

•      Enhanced portfolio by expanding two existing royalties

•      Monitored portfolio, including site visits to assets representing over 70% of GEOs for 2023 and enhanced portfolio monitoring capabilities

					Exceeds
ESG Leadership	15%	Effective due diligence to ensure positive partnerships, ongoing investment to support ESG goals with partners reporting

•      Manage carbon footprint

•      Engage and partner with counterparties to support license to operate

•      Maintain favorable external ratings

•      Engage in effective due diligence to support transactions and assess risks

•      Certified carbon neutral, calculating and offsetting audited scope 2 and 3 emissions (including attributable ounces from operating counterparties) since inception

•      Turned down otherwise potentially lucrative deals on ESG grounds

•      Supported $300k in World Gold Council Community Initiative sponsorships for our partners

•      Successfully achieved strong ratings from MSCI, ISS and Sustainalytics (3rd of 117)

•      Winner of ESG Investing Award for Social Responsibility

					Exceeds

Value Driver	Weight	Description	2023 Objectives	Outcomes	Result
Corporate Priorities	20%	Short- and long-term ongoing actions with owner/operator mindset to pursue sustained value creation	• Retain talent and firepower to grow value • Optimize portfolio while controlling costs • Allocate capital effectively including paying an appropriate dividend • Integrate Maverix

•      Successful Maverix integration, which was a significant undertaking

•      Supported the board to onboard three high-quality Directors and expanded Board Committees to enhance functionality

•      Effectively managed the balance sheet by reducing debt following Maverix acquisition

•      Dividend increased during the year by 5%, with total of $41.3M being paid to shareholders

•      Returned $20.7M to shareholders through share buybacks under the Normal Course Issuer Bid

•      Added significant bench strength to manage rising demands of the public company structure, strategically increasing headcount with minimal turnover

•      Rated "Great Place to Work" in Canada for second consecutive year with 99% score

					Far Exceeds

2024 Short-Term Incentive Plan

The Compensation & Talent Committee has approved the following framework and set objectives aligned with our Company Strategy for 2024. The Compensation & Talent Committee has also reviewed and approved the individual objectives of the management team that supports the achievement of the Company’s objectives and aligns with our strategy. The STI framework allows for sufficient flexibility to adjust the weightings and objectives annually to ensure alignment and materiality are appropriately considered while maintaining consistency across the framework. This year we are focusing our efforts on growing value and have aligned our STI framework accordingly. The framework for 2024 will consist of three primary metrics 1) Grow Value per Share, 2) Portfolio Management & Performance and 3) Sustainability & Strategic Priorities.

Long-term Equity Incentive Plans

Equity awards are granted under the Company’s Omnibus Plan and may be in the form of stock options, RSUs and PSUs (collectively, “Awards”).

In 2023, NEOs were granted stock options and RSUs and the Board established target awards for each NEO with reference to applicable benchmarks and performance objectives, as set forth in the table below. Target award levels were increased from 2022 to 2023 to align more closely with market levels for all of the NEOs except our CEO and CFO.

NEO	Target % of base salary	Target $
Shaun Usmar	300%	$2,222,716
Sheldon Vanderkooy	200%	766,837
Warren Beil	150%	405,646
James Dendle	150%	555,957
Katy Board	125%	343,826
Eban Bari	125%	343,826

In 2023, the Company granted stock options and RSUs to each of the NEOs under the Omnibus Plan, at target. The grants were based on each NEO’s long-term incentive target (set forth in the table above) and weighted 80% in stock options and 20% in RSUs. The Company has chosen this allocation of stock options and RSUs for its overall relationship to performance as well as the longer time horizon that stock options provide for a new public company. It has been determined that the LTI grant in 2024 will be comprised of RSUs and PSUs to further align management’s interests with those of shareholders.

Following the grant in 2023, the CEO proposed to the Board a reduction to his own LTI target going forward, from 300% to 250% to better align his compensation with that of his team and to reduce overall Company G&A. His proposal was accepted by the Board and his compensation package has been adjusted going forward.

The stock options expire seven years after the grant date and have an exercise price equal to the fair value on the date of grant. The stock options vest as to one-third on each of the first three anniversaries of their grant dates and the RSUs vest in full on the third anniversary of their grant date.

The following table shows the number of stock options and RSUs granted to the NEOs in 2023:

NEO	Number of RSUs	Grant date value of RSUs	Number of Stock Options	Grant date value of Options	Total grant date value
Shaun Usmar	24,990	$339,614	399,675	$1,358,895	$1,698,509
Sheldon Vanderkooy	9,726	$132,176	155,549	$528,867	$661,043
Warren Beil(1)	51,667	$702,155			$702,155
James Dendle	5,592	$75,995	89,441	$304,099	$380,095
Katy Board	3,715	$50,487	59,411	$201,997	$252,484
Eban Bari	3,715	$50,487	59,411	$201,997	$252,484

1            Mr. Beil received a grant of RSUs in connection with starting his employment with Triple Flag.

Stock Options

The exercise price for stock options is determined by our Board and may not be less than the fair market value of a Common Share (i.e., the closing price of a Common Share on the TSX on the last trading day immediately prior to the applicable date (the ‘‘Market Value’’) on which the stock option is granted). Generally, one-third of the stock options vest on each of the first three anniversaries of the grant date.

Stock options must be exercised within a period fixed by our Board that may not exceed seven years from the date of grant, provided that if the expiry date falls during a blackout period, the expiry date will be automatically extended until 10 business days after the end of the blackout period. The Omnibus Plan will also provide for earlier expiration of stock options upon the occurrence of certain events, including the termination of a participant’s employment.

To facilitate the payment of the exercise price of the stock options, the Omnibus Plan has a cashless exercise feature (with a full deduction from the number of Common Shares available for issuance under the Omnibus Plan). The cashless exercise feature permits a participant (or his or her personal legal representative in the event of a participant’s death) to receive (i) an amount in cash equal to the cash proceeds realized upon the sale of the Common Shares underlying the stock options by a securities dealer in the capital markets, less the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer, (ii) an aggregate number of Common Shares that is equal to the number of Common Shares underlying the stock options, minus the number of Common Shares sold by a securities dealer in the capital markets as required to realize cash proceeds equal to the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer, or (iii) a combination of (i) and (ii).

RSUS

The terms and conditions of grants of RSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to the awards, are set out in the participant’s grant agreement.

PSUs

The same terms and conditions will apply to grants of PSUs, which were not part of our pay program in 2023, but will be beginning in 2024.

In the case of PSUs, the performance-related vesting conditions may include financial or operational performance of the Company, total shareholder return (either absolute or relative or both), individual performance criteria or other criteria as determined by our Board, which are measured over a specified period, generally until the end of the third calendar year from the date of the grant.

Subject to the achievement of the applicable vesting and performance-related conditions (if applicable), on the settlement date of an RSU or PSU, the Company will either, in its sole discretion (i) issue from treasury the number of Common Shares covered by the RSUs or PSUs and related Dividend Share Units (as defined below), or (ii) deliver to the participant an amount in cash (net of applicable withholding taxes) equal to the number of Common Shares covered by the RSUs or PSUs and related Dividend Share Units multiplied by the Market Value as at the settlement date, or (iii) a combination of (i) and (ii).

Dividend Share Units

When dividends (other than stock dividends) are paid on Common Shares, additional share units (‘‘Dividend Share Units’’) will be automatically credited to each participant who holds RSUs (or PSUs) on the record date for such dividends. The number of Dividend Share Units to be credited to a participant is equal to the aggregate number of RSUs (and PSUs) held by the participant on the relevant record date multiplied by the amount of the dividend paid by the Company on each Common Share, and then divided by the Market Value of the Common Shares on the dividend payment date. Dividend Share Units are in the form of RSUs (or PSUs, as applicable). Dividend Share Units credited to a participant are subject to the same vesting conditions applicable to the related RSUs (or PSUs).

Administration and Eligibility

The Omnibus Plan is administered by our Board, provided that the Board may, in its discretion, delegate its administrative powers under the Omnibus Plan to the Compensation & Talent Committee. Employees and consultants of the Company and its designated affiliates are eligible to participate in the Omnibus Plan. Non-employee directors are not eligible to participate in the Omnibus Plan.

Common Shares Subject to the Omnibus Plan and Participation Limits

The maximum number of Common Shares available for issuance under the Omnibus Plan is 5% of the issued and outstanding Common Shares from time to time, provided that the maximum number of Common Shares that may be issued pursuant to RSUs and PSUs cannot exceed 4% of the issued and outstanding Common Shares from time to time. Common Shares underlying stock options that have been exercised or disposed of or that have expired or terminated for any reason will become available for subsequent issuance under the Omnibus Plan. Common Shares underlying RSUs and PSUs that have been settled or disposed of or that have expired or terminated for any reason will become available for subsequent issuance under the Omnibus Plan. As a result, the Omnibus Plan is considered an evergreen plan pursuant to the rules of the TSX. The TSX requires that the approval of all unallocated awards under the Omnibus Plan be sought by the Company every three years from a majority of the votes cast by shareholders. As discussed above under “Omnibus Equity Incentive Plan”, at the Meeting shareholders will be asked to approve all unallocated awards under the Omnibus Plan.

As at December 31, 2023, 3,934,333 Options and 255,065 RSUs had been granted under the Omnibus Plan, representing approximately 2% of the issued and outstanding Common Shares as of that date. As of December 31, 2023, 5,818,300 Common Shares remain available for future issuance under the Omnibus Plan, representing approximately 3% of the issued and outstanding Common Shares as of that date.

No more than 5% of the outstanding Common Shares may be issued under the Omnibus Plan or pursuant to any other security-based compensation arrangements of the Company to any one person. The number of Common Shares that may be (i) issued to insiders of the Company within any one-year period, or (ii) issuable to insiders of the Company at any time, in each case, under the Omnibus Plan alone, or when combined with all of the Company’s other security-based compensation arrangements, cannot exceed 10% of the outstanding Common Shares.

2024 Long-term Incentive Plan

In 2024, Triple Flag has introduced PSUs and has removed Stock Options from the LTI award mix. PSUs will cliff vest after three years based on meeting certain performance goals over a three-year performance period, with the payout on the third anniversary, in cash (less applicable withholding taxes). Going forward, RSUs will vest pro rata, one-third each year, in cash (again, less applicable withholding taxes). RSUs granted up to and including those awarded in 2023 will continue to cliff vest at the end of the three-year period.

The performance-related vesting condition for 2024 is based solely on total shareholder return (TSR) relative to the following four categories of peer groups, with crossover between the compensation peer benchmark group: streaming & royalties, gold producers, silver producers and gold indices & ETFs. For 2024, these are Wheaton Precious Metals Corp., Sandstorm Gold Ltd., Royal Gold Inc., Franco-Nevada Corporation, Osisko Gold Royalties Ltd, VanEck ETF Trust, Junior Gold Miners ETF, Gold Miners ETF, SPDR Gold trust, iShares Silver Trust, Eldorado Gold Corporation, SSR Mining Inc., Kinross Gold Corporation, Alamos Gold Inc., B2Gold Corp., Equinox Gold Corp., Coeur Mining, Inc., First Majestic Silver Corp., Hecla Mining Company and Fortuna Silver Mines Inc.

Maverix Legacy Stock Options

In connection with the Maverix Acquisition, certain former members of Maverix’s management, including Mr. Beil, had their previously issued Maverix incentive stock options exchanged for replacement options under the terms and conditions of the Triple Flag Precious Metals Corp. Legacy Stock Option Plan (the “Legacy Plan”). Options granted under the Legacy Plan are on the same terms and conditions as the previous option plan but have had their number and exercise price adjusted in the context of the Maverix Acquisition (being on the basis of the exchange ratio of 0.36). The replacement options under the Legacy Plan are fully vested and have their original applicable five-year term (being the original term of the Maverix options). As at December 31, 2023, there were 1,016,589 options outstanding under the Legacy Plan, representing 0.5% of the issued and outstanding shares.

The Legacy Plan is administered by our Board. The purpose of the Legacy Plan is to grant replacement options in Triple Flag to individuals who were previously granted stock options in Maverix, in accordance with the plan of arrangement that gave effect to the Maverix Acquisition. No additional options may be granted under the Legacy Plan.

Termination of Employment and Services

Unless otherwise determined by our Board, upon an employee participant’s termination of employment, all rights, title and interest in awards granted to the participant under the Omnibus Plan that are vested or unvested on the termination date will be handled according to the following table:

Termination Event	RSUs	PSUs	Stock Options
Voluntary Termination
Resignation	Forfeit unvested	Forfeit unvested	• Forfeit unvested • 60 days to exercise vested
Death	Accelerated vesting	If 12 or more months through performance period, vest based on performance to date; if less than 12 months through performance period, vest based on target performance	• Accelerated vesting of unvested • 1 year to exercise vested
Retirement/Disability	Continued vesting over remaining vesting period	Continued vesting over remaining vesting period	Continued vesting over remaining vesting period

Termination Event	RSUs	PSUs	Stock Options
Involuntary Termination
Not For Cause	Vest through applicable severance period, then forfeit thereafter	If 18 or more months through performance period at termination date, vest based on performance to end of applicable severance period; if less than 18 months through performance period at termination date, forfeit unvested	• Vest through applicable severance period, then forfeit thereafter • 90 days to exercise vested
For Cause	Forfeit unvested	Forfeit unvested	• Forfeit unvested • 30 days to exercise vested
Change of Control(1) & Termination/Good Reason (double-trigger)	Accelerated vesting	If 12 or more months through performance period, vest based on performance to date; if less than 12 months through performance period, vest based on target performance	• Accelerated vesting of unvested • 1 year to exercise vested

1            Eligible if termination without cause or resignation for good reason occurs within 12 months following the change of control.

Unless otherwise determined by our Board, (i) if a consultant participant’s service is terminated for cause, all awards held by the participant on the participant’s termination date, whether vested or unvested, will automatically terminate and be of no further force or effect, and (ii) if a consultant participant’s service is terminated for any other reason, (a) all unvested awards held by the participant on the participant’s termination date will automatically terminate and be of no further force or effect, and (b) the consultant participant will have 60 days or such shorter period as is remaining in the term of the vested stock options to exercise any vested stock options.

Change of Control

In the event of a change of control, the surviving, successor or acquiring entity may assume any outstanding awards or substitute similar awards for the outstanding awards, as applicable. If the surviving, successor or acquiring entity does not assume the outstanding awards or substitute similar awards for the outstanding awards, as applicable, or if the Board otherwise determines in its discretion, the Company will give written notice to all participants advising that the Omnibus Plan will be terminated effective immediately prior to the change of control and all stock options and RSUs (and related Dividend Share Units) and a specified number of PSUs (and related Dividend Share Units) will be deemed to be vested and, unless otherwise exercised, settled, forfeited or canceled prior to the termination of the Omnibus Plan, will expire or, with respect to RSUs and PSUs, be settled, immediately prior to the termination of the Omnibus Plan. The number of PSUs which will be deemed to be vested will be determined by the Board, in its sole discretion, having regard to the level of achievement of the applicable performance vesting conditions prior to the change of control.

In the event of a change of control, the Board has the power to: (i) make such other changes to the terms of the awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the participants; (ii) otherwise modify the terms of the awards to assist the participants to tender into a takeover bid or other arrangement leading to a change of control, and thereafter; and (iii) terminate, conditionally or otherwise, the awards not exercised or settled, as applicable, following successful completion of such change of control. If the change of control is not completed within the specified time (as the same may be extended), the awards which vest will be returned by the Company to the participant and, if exercised or settled, as applicable, the Common Shares issued on such exercise or settlement will be reinstated as authorized but unissued Common Shares and the original terms applicable to such awards will be reinstated.

Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement, consolidation, spin-off or other distribution (other than normal cash dividends) of the Company’s assets to shareholders, or any other change in the capital of the Company affecting Common Shares (collectively, ‘‘Adjustment Events’’), our Board will make such proportionate adjustments, if any, as it deems appropriate to reflect such change with respect to the number or kind of securities subject to outstanding awards, the exercise price of outstanding stock options and the number of RSUs or PSUs credited to a participant, in order to preserve proportionately the rights and obligations of the participants under the Omnibus Plan.

Amendment and Termination

Our Board is able to amend, suspend or terminate the Omnibus Plan or any award, subject to applicable law and stock exchange rules that require the approval of shareholders or any governmental or regulatory body, provided that no such action may be taken that materially adversely alters or impairs any rights of a participant under any award previously granted without the consent of such affected participant.

Our Board is able to make certain amendments to the Omnibus Plan or to any award outstanding thereunder without seeking shareholder approval, including housekeeping amendments, amendments to comply with applicable law or stock exchange rules, amendments necessary to receive favorable treatment under applicable tax laws, amendments to reduce or restrict participation or amendments to the vesting, termination or early termination provisions of the Omnibus Plan. The following types of amendments will not be able to be made without obtaining shareholder approval:

•	increasing the number of Common Shares available for issuance under the Omnibus Plan;

•	increasing the length of the period after a blackout period during which stock options may be exercised;

•	causing the exercise price of a stock option to be below Market Value on the grant date;

•	permitting the introduction or reintroduction of non-employee directors as eligible participants on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation;

•	removing or exceeding the insider participation limit specified under ‘‘Common Shares Subject to the Omnibus Plan and Participation Limits”;

•	reducing the exercise price of a stock option or allowing for the cancellation and reissuance of a stock option, which would be considered a repricing under the rules of the TSX, except, in each case, pursuant to an Adjustment Event;

•	extending the expiry date of an award, except for an automatic extension of an award that expires during or shortly following a blackout period;

•	permitting awards to be transferred or assigned other than for normal estate settlement purposes;

•	deleting or reducing the range of amendments which require approval by shareholders under the amendment provision of the Omnibus Plan; and

•	any other amendment required to be approved by security holders under applicable law or the rules, regulations and policies of the TSX or any other stock exchange on which the Common Shares are listed.

Assignment

Except as required by law, the rights of a participant under the Omnibus Plan are not transferable or assignable.

Burn Rate

The annual burn rate for each security-based compensation arrangement for the most recently completed financial year, expressed as a percentage and calculated by dividing the number of awards granted during the financial year by the weighted average number of Shares outstanding for the financial year, is set forth in the following table:

Burn Rate	2023 (%)	2022(%)
Number of RSUs and Options granted / Weighted average number of Common Shares outstanding at year end	1%	1%

Equity Compensation Plan Information

The following table sets forth the securities of Triple Flag that are authorized for issuance under the Omnibus Plan as at the end of the Company’s most recently completed fiscal year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	4,189,398	US$13.14 per Common Share(1)	5,878,300
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total(2)	4,189,398	US$13.14 per Common Share(1)	5,878,300

1     This reflects the average exercise price of outstanding stock options granted. RSUs do not have an exercise price.

2     There are 1,016,589 stock options issued, outstanding and exercisable under the Legacy Plan. No additional options will be granted under the Legacy Plan. The Legacy Plan was implemented in connection with the Maverix Acquisition to grant replacement options in Triple Flag to individuals who were previously granted stock options in Maverix. Options granted under the Legacy Plan are on the same terms and conditions as the previous option plan but have had their number and exercise price adjusted in the context of the Maverix Acquisition (being on the basis of the exchange ratio of 0.36).

Benefit Plans

The Company provides its executive officers, including the NEOs, with a health care spending account, life, short-term and long-term disability, health (including medical and prescription drug coverage) and travel insurance coverage on the same basis as other employees of the Company. The Company offers these benefits consistent with local market practice. The Company also requires its executive officers to undergo mandatory, partially funded executive medical examinations to ensure the health and well-being of our executives and the sustainability of the Company.

Retirement Plans

The Company does not currently set aside any amounts for pension or other retirement benefits.

Perquisites

The Company does not offer significant perquisites as part of the compensation program.

Risk and Executive Compensation

In reviewing the Company’s compensation policies and practices each year, the Compensation & Talent Committee seeks to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with the risk profile of the Company. The Compensation & Talent Committee also seeks to ensure the Company’s compensation practices did not encourage excessive risk-taking behavior by the executive team. The Compensation & Talent Committee has not identified any risks that are reasonably likely to have a material adverse effect on the Company. In addition to our Insider Trading and Anti-Hedging Policy discussed above, the key risk-mitigating practices that we have incorporated into our compensation program are discussed below.

Executive Share Ownership Guidelines

The Company has established executive share ownership guidelines to align the interests of our NEOs with those of the Company’s shareholders and mitigate against the likelihood of undue risk taking. The executive share ownership guidelines establish minimum equity ownership levels for our NEOs based on a multiple of their base salary and their level of seniority.

NEOs are expected to meet the prescribed ownership levels within five years of the later of our IPO and the date of their appointment to an NEO position. The equity ownership interest may be satisfied through the value of (i) Common Shares, (ii) vested and unvested RSUs and (iii) such other equity-based incentives as determined by the Board from time to time, in each case, held directly or indirectly by the NEO.

The following table shows the ownership guidelines for the NEOs and their ownership levels as at December 31, 2023, illustrated as multiples of base salary. An additional column has been added to illustrate the current ownership multiple calculating only common shares held by each NEO:

							Current
				Share			Ownership
	Base Salary		Current	Ownership	Underlying equity		Multiple –
	Multiple		Ownership	Guidelines	Common		Common
Executive	Requirement		Multiple[1]	Achieved	Shares	RSUs	Shares Only[2]
Shaun Usmar, Chief Executive Officer	10	x	46.28	Yes	2,476,847	99,442	44.50
Sheldon Vanderkooy, Chief Financial Officer	5	x	53.54	Yes	1,509,209	33,010	52.39
Warren Beil, General Counsel	2	x	3.57	Yes	20,037	52,472	1.0
James Dendle, Senior Vice President, Corporate Development	2	x	21.09	Yes	571,866	15,290	20.54
Katy Board, Vice President, Talent & ESG	2	x	7.04	Yes	135,600	9,901	6.56
Eban Bari, Vice President, Finance	2	x	10.64	Yes	209,766	10,052	10.15

1     The value of the ownership is calculated based on the closing price of a Common Share on the NYSE on December 29, 2023 of US$13.31, including both Common Shares and RSUs.

2     The value of the ownership is calculated based on the closing price of a Common Share on the NYSE on December 29, 2023 of US$13.31, including only Common Shares.

If an NEO has not achieved the minimum equity investment under the executive share ownership guidelines within the prescribed time allotment, at the time any stock options are being exercised, the NEO must continue to hold at least 50% or the lesser number of the Common Shares issuable upon the exercise as required to achieve the minimum equity ownership requirements, or in the event of the vesting of RSUs or PSUs, at least 50% or the lesser amount of the proceeds from the settlement of the awards must be applied to the purchase of Common Shares on the open market to achieve the minimum equity ownership requirements.

Compensation Recovery Policy

The Board has adopted an amended and restated compensation recovery policy, effective November 7, 2023, for the recoupment of incentive compensation in certain situations (the “Clawback Policy”). The Clawback Policy requires Triple Flag to recover certain cash or equity-based incentive compensation from executive officers in the event it is required to prepare an accounting restatement of its financial statements as the result of a correction of material error due to noncompliance with any financial reporting requirement under U.S. federal securities laws, including any required accounting restatement to correct a material error in previously issued financial statements, or that would result in a material misstatement if the error were corrected or left uncorrected in the current period (“Accounting Restatement”).

The Clawback Policy will apply to the pre-tax amount of erroneously awarded cash or equity-based incentive-based compensation that is based wholly or in part on the attainment of a company financial reporting measure (including the stock price or total shareholder return). Meaning, the Clawback Policy will seek the recovery of the pre-tax amount of incentive-based compensation received by executive officers in excess of what would otherwise have been received if the compensation had been determined based on the restated financial measure. Such compensation is subject to the Clawback Policy regardless of whether there has been any formal adjudication of wrongdoing (such as in connection with a shareholder lawsuit or SEC enforcement action) and whether the executive officers had knowledge of or direct involvement in the error that led to an accounting restatement. As disclosed above, the Clawback Policy will apply to both restatements that are required to correct a material error in previously issued financial statements (referred to colloquially as a Big R Restatement) and restatements that are required in the current period only to avoid a material misstatement from either the uncorrected or corrected error (so-called Little r Restatements). The Clawback Policy also applies to former executive officers who served at any time during the applicable performance period. The requirement to recover incentive-based compensation under the Clawback Policy is subject to certain impracticality exceptions, the application of which is subject to the confirmation of Triple Flag’s Compensation & Talent Committee.

Performance Graph

The following graph compares the yearly cumulative total shareholder return on a C$100 investment in the Company’s common shares against the cumulative total shareholder return of the S&P/TSX Composite and the S&P/TSX Global Mining Indices from the period beginning May 20, 2021 (the date of our IPO) and ending December 31, 2023. It assumes reinvestment of all dividends during the covered period.

Total annual compensation of all of our NEOs over the same period increased by 17.5% and is aligned with the experience of our shareholders of 16.9%, as illustrated in the accompanying graph.

Summary Compensation Table

The following table sets out information concerning the fiscal 2023 compensation earned by, paid to, or awarded to the NEOs, denoted in USD.

		Base Salary[1]	Share Based Awards[2]	Option Based Awards[2]	Annual Incentive Plans	Long Term Incentive Plans	All Other Compensation[3]	Total
	Year	$	$	$	$	$	$	$
Shaun Usmar	2023	740,905	339,614	1,358,456	1,321,516			3,760,492
Chief Executive Officer	2022	710,828	426,497	1,705,986	1,467,326	-	-	4,310,636
	2021	1,055,461	442,760	1,771,041	581,123	-	-	3,850,386

Sheldon Vanderkooy	2023	383,419	132,176	528,705	546,736			1,591,036
Chief Financial Officer	2022	345,808	133,251	533,005	558,653	-	-	1,570,718
	2021	345,832	138,333	553,331	484,164	-	-	1,521,659

Warren Beil[4]	2023	256,215	702,155		304,437		-	1,262,807
General Counsel

James Dendle	2023	370,638	75,995	303,981	492,355			1,242,970
SVP, Corporate Development	2022	265,119	69,162	276,646	356,917	-	-	967,845
	2021	239,330	43,941	175,764	239,330	-	-	698,365

Katy Board	2023	275,061	50,487	201,947	341,296			868,791
VP, Talent & ESG	2022	211,327	39,384	157,535	189,666	-	-	597,912
	2021	163,542	32,708	130,834	163,542	-	-	490,626

Eban Bari	2023	275,061	50,487	201,947	330,293			857,789
VP, Finance	2022	211,327	40,344	161,377	189,666	-	-	602,715
	2021	167,531	33,506	134,025	184,284	-	-	519,346

1     Compensation in respect of the NEOs is determined and paid in CAD and converted to USD for reporting purposes using the Bank of Canada daily average exchange rate. The rate used for currency exchange into USD is the Bank of Canada daily average rate for the relevant year, being C$1.3497=US$1.00 for 2023, C$1.3013=US$1.00 for 2022 and C$1.2535=US$1.00 for 2021. Messrs. Dendle and Bari and Ms. Board’s base salaries were raised in 2023 to reflect the broader scope of their roles in a public company and market competitiveness.

2     The value of the long-term incentive grant is calculated as a multiple of the NEO’s base salary. This value is then allocated 20% to an RSU award and 80% to stock options. The calculation to determine the number of RSUs granted divides the total RSU grant value by the 5-day average of the Common Share price preceding the grant date. The calculation to determine the number of stock options granted divides the total stock option grant value by their value established according to the Black-Scholes model. This methodology was chosen in order to be consistent with the accounting fair value used by Triple Flag in its financial statements and since the Black-Scholes model is a commonly used methodology for valuing stock options, which provides an objective and reasonable estimate of fair value. For the 2023 grant, the options were valued using the Black-Scholes model and incorporated several key assumptions, which include volatility of 36%, expected dividend yield of 1.5%, option life of 4.5 years, forfeiture rate of 10% and risk-free rate of 3%. Mr. Beil received a grant of RSUs in connection with starting his employment with Triple Flag.

3     None of the NEOs are entitled to perquisites or other personal benefits which, in aggregate, are worth over $50,000 or over 10% of their base salary.

4     Mr. Beil was appointed General Counsel effective January 20, 2023. Mr. Beil is the former General Counsel of Maverix.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth for each NEO all awards outstanding at the end of 2023, denoted in USD, unless otherwise specified; no awards were granted prior to 2021.

	Option-Based Awards						Share-Based Awards
Name	Number of Securities Underlying Unexercised Options		Exercise Price ($)	Option Expiration Date		Value of Unexercised In-The- Money Options ($)[1]	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share Based Awards That Have Not Vested ($)[2]	Market or Payout Value of Vested Share Based Awards not paid out or distributed
Shaun Usmar, CEO	399,675		$13.59	03-Mar-30		Nil	25,378	$337,781	nil
	766,842		$13.00	04-Mar-29		$237,721	36,058	$479,932	nil
	800,661		$13.00	26-May-28		$248,205	38,006	$505,860	nil
Sheldon Vanderkooy, CFO	155,549		$13.59	03-Mar-30		Nil	9,876	$131,450	nil
	239,586		$13.00	04-Mar-29		$74,272	11,264	$149,924	nil
	250,153		$13.00	26-May-28		$77,547	11,870	$157,990	nil
Warren Beil[3], General Counsel	38,595	C	$17.31	21-Mar-27	C	$12,736	52,472	$698,402	nil
	27,835	C	$18.25	26-Mar-26		Nil		$0
	34,295	C	$14.37	10-Mar-25		Nil		$0
James Dendle, SVP, Corporate Development	89,441		$13.59	03-Mar-30		Nil	5,678	$75,574	nil
	124,353		$13.00	04-Mar-29		$38,549	5,846	$77,810	nil
	79,460		$13.00	26-May-28		$24,633	3,766	$50,125	nil
Katy Board, VP, Talent & ESG	59,411		$13.59	03-Mar-30		Nil	3,770	$50,179	nil
	70,812		$13.00	04-Mar-29		$21,952	3,327	$44,282	nil
	59,148		$13.00	26-May-28		$18,336	2,804	$37,321	nil
Eban Bari, VP, Finance	59,411		$13.59	03-Mar-30		Nil	3,770	$50,179	nil
	72,539		$13.00	04-Mar-29		$22,487	3,409	$45,374	nil
	60,591		$13.00	26-May-28		$18,783	2,873	$38,240	nil

1            Calculated using the closing price of the Company’s Common Shares on the NYSE on December 29, 2023, of US$13.31. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Company’s Common Shares on the date of exercise.

2            The figures in this column are calculated using the closing price of the Company’s Common Shares on the NYSE on December 29, 2023 of US$13.31, including dividends.

3            Mr. Beil’s stock option awards pertain to the Legacy Plan and are calculated using the closing price of the Company’s Common Shares on the TSX on December 29, 2023 of C$17.64. The strike price is noted in C$. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Company’s Common Shares on the date of exercise.

Incentive Plan Awards – Value Vested or Earned During the Year

	Option-Based Awards
Name	Option- Based Awards – Value Vested[1]	Share- Based Awards – Value Vested	Non-Equity Incentive Plan Compensation Value Earned During the Year
Shaun Usmar CEO	542,575	nil	$1,321,516
Sheldon Vanderkooy CFO	169,519	nil	$546,736
Warren Beil[2] General Counsel	27,946	nil	$304,437
James Dendle SVP, Corporate Development	64,170	nil	$492,355
Katy Board VP, Talent & ESG	46,455	nil	$341,296
Eban Bari VP, Finance	47,589	nil	$330,293

1            Calculated using the closing price of the Company’s Common Shares on the vesting date. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Company’s Common Shares on the date of exercise.

2            Mr. Beil’s stock option awards pertain to the Legacy Plan and are calculated using the closing price of the Company’s Common Shares on the TSX on January 18, 2023. The rate used for currency exchange into USD of salary is the Bank of Canada daily average rate for the relevant year, being C$1.3497=US$1.00 for 2023.

NEO Employment Agreements

Shaun Usmar, Chief Executive Officer; Sheldon Vanderkooy, Chief Financial Officer; Warren Beil, General Counsel; James Dendle, Senior Vice President, Corporate Development; Katy Board, Vice President, Talent & ESG; and Eban Bari, Vice President, Finance

Each of Messrs. Usmar, Vanderkooy, Beil, Dendle and Bari and Ms. Board have entered into an employment agreement that provides for base salary, a discretionary annual cash short-term incentive, benefits and participation in the Omnibus Plan.

The employment agreements with Messrs. Usmar, Vanderkooy, Beil, Dendle and Bari and Ms. Board specify the amounts of benefits payable, including severance, if employment were to be terminated. In the event that employment is terminated without cause, each of Messrs. Usmar, Vanderkooy, Beil, Dendle and Bari and Ms. Board are entitled to receive (i) the NEO’s accrued compensation to the date of termination, (ii) pay in lieu of notice and severance pay calculated as the number of months in the Severance Period (as defined below) multiplied by the sum of (a) 1/12th of the NEO’s annual salary at the rate in effect as at the termination date, and (b) 1/12th of the NEO’s target STI in effect as at the termination date, (iii) a pro-rated target STI amount in respect of the year in which the termination occurred, and (iv) subject to plan terms, continued participation in the group benefit plans for four months following the termination date and a one-time lump sum payment equal to the aggregate premium that would be incurred by the Company to maintain any benefits that cannot be continued for such four-month period (including life, disability, accidental death and dismemberment and travel accident insurance coverage). Any such termination payments and benefits that are in excess of the minimum requirements under applicable employment standards legislation are conditional on the NEO signing a full and final release of claims in favor of the Company (see ‘‘Termination and Change of Control Benefits’’ below for further details).

The ‘‘Severance Period’’ is defined in Messrs. Usmar and Vanderkooy’s employment agreements as 12 months plus two months or one month, respectively, per year of service, up to an aggregate maximum of 24 months, or 18 months, respectively. However, in the event Messrs. Usmar and Vanderkooy’s employment is terminated without cause or the NEO resigns for good reason, in each case, within 12 months following a change of control of the Company, the Severance Period will be 24 months for each of Messrs. Usmar and Vanderkooy.

The ‘‘Severance Period’’ is defined in Messrs. Dendle, Beil and Bari and Ms. Board’s employment agreements as six months plus one month per year of service, up to an aggregate maximum of 12 months. Mr. Beil’s years of service shall take into account Mr. Beil’s service with Maverix. However, in the event the NEO’s employment is terminated without cause or the NEO resigns for good reason, in each case, within 12 months following a change of control of the Company, the Severance Period will be 24 months for Mr. Dendle and 18 months for Messrs. Beil and Bari and Ms. Board.

In addition to their accrued compensation to the date of termination, each of the NEOs is also entitled to receive a pro-rated target STI amount in respect of the year in which the termination occurred in the event of a termination due to retirement, death or disability.

Any outstanding equity-based or other long-term awards held by the NEO, including under the Omnibus Plan, shall be treated in accordance with the terms of the applicable plan and award agreements (see ‘‘Components of Compensation — Long-term Equity Incentive Plan’’ above for further details).

Messrs. Usmar, Vanderkooy, Beil, Dendle and Bari and Ms. Board’s employment agreements also contain customary confidentiality and non-disparagement covenants and certain restrictive covenants that will continue to apply following the termination of employment, including non-competition and non-solicitation provisions which are in effect during employment and for the 12 months following the termination of employment.

Termination and Change of Control Benefits

For a summary of the termination and change of control benefits provided under the Omnibus Plan, please refer to the ‘‘Components of Compensation — Long-term Equity Incentive Plan’’ section above.

The table below summarizes the termination and change of control benefits provided under the NEOs’ employment agreements:

Termination Event	Severance	Bonus	Benefits
Voluntary Termination
Resignation	None	None	None
Death	None	Pro-rata stub bonus for current year to termination date	2 months
Retirement/Disability	None/Per LTD plan (at least minimum statutory requirements)	Pro-rata stub bonus for current year to termination date	None/per LTD plan
Involuntary Termination
Not For Cause	• CEO: 12 months + 2 months/year of service (max 24 months) • CFO: 12 months + 1 month/year of service (max 18 months) • SVP/VP: 6 months + 1 month/year of service (max 12 months)	Target bonus opportunity divided by 12, then multiplied by the number of months in the severance period, plus pro-rata stub bonus for current year to termination date	4 months
For Cause	None	None	None
Change of Control(1) & Termination Without Cause/Good Reason (double-trigger)	• CEO: 24 months • CFO/SVP: 24 months • VP: 18 months	Greater of prior year’s actual or target bonus opportunity divided by 12, then multiplied by the number of months in the severance period, plus pro-rata stub bonus for current year to termination date	4 months

1            Eligible if termination without cause or resignation for good reason occurs within 12 months following the change of control.

The following table sets forth the estimated incremental payments (using each NEO’s base salary and annual incentive plan target, which are disclosed in the Summary Compensation Table and the Short-term Incentive Plan sections of this Circular) and benefits that the NEOs would have received if (i) the NEO was terminated without cause, (ii) the NEO was terminated without cause or resigned with good reason within 12 months following a change of control, (iii) the NEO retires or becomes disabled and unable to continue in their capacity as an executive or (iv) the NEO passes away, in each case, had the termination occurred December 31, 2023. The rate used for currency exchange is the Bank of Canada daily average rate for the relevant year: C$1.3497=US$1.00 for 2023.

	Termination Event	Severance & Bonus [1]	Equity [2]	Other Payments [3]	Total
Shaun Usmar	Not for Cause [4]	3,960,141	0	1,482	3,961,623
Chief Executive Officer	Change of Control & termination without cause or good reason	5,446,358	2,200,588	1,482	7,648,429
	Resignation	0	0	0	0
	Retirement/Disability[5]	0	0	0	0
	Death	0	2,200,588	741	2,201,329
Sheldon Vanderkooy	Not for Cause [4]	1,485,748		1,482	1,487,230
Chief Financial Officer	Change of Control & termination without cause or good reason	2,407,044	713,371	1,482	3,121,897
	Resignation	0	0	0	0
	Retirement/Disability[5]	0	0	0	0
	Death	0	713,371	741	714,112
Warren Beil	Not for Cause [4]	659,644	0	1,482	661,126
General Counsel	Change of Control & termination without cause or good reason	1,166,738	530,186	1,482	1,698,407
	Resignation	0	0	0	0
	Retirement/Disability[5]	0	0	0	0
	Death	0	530,186	741	530,927
James Dendle	Not for Cause [4]	$1,037,786	0	1,482	1,039,268
Senior Vice President, Corporate Development	Change of Control & termination without cause or good reason	2,218,342	330,112	1,482	2,549,936
	Resignation	0	0	0	0
	Retirement/Disability[5]	0	0	0	0
	Death	0	330,112	741	330,853
Katy Board	Not for Cause [4]	715,159	0	1,482	716,641
Vice President, Talent & ESG	Change of Control & termination without cause or good reason	1,265,831	208,184	1,482	1,475,497
	Resignation	0	0	0	0
	Retirement/Disability [5]	0	0	0	0
	Death	0	208,184	741	208,925

	Termination Event	Severance & Bonus [1]	Equity [2]	Other Payments [3]	Total
Eban Bari	Not for Cause [4]	715,159	0	1,482	716,641
Vice President, Financial	Change of Control & termination without cause or good reason	1,238,325	212,057	1,482	1,451,864
	Resignation	0	0	0	0
	Retirement/Disability [5]	0	0	0	0
	Death	0	212,057	741	212,798

1                Annual stub STI is added to the calculation, pro-rated to the termination date.

2                Includes stock options and RSUs previously awarded to the NEOs. As at December 31, 2023 stock options that were in-the-money were calculated using the closing price of the Company’s Common Shares on the NYSE on December 29, 2023 of US$13.31, or the TSX of C$17.64, as applicable, and subtracting the exercise price of the in-the-money options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Company’s Common Shares on the date of exercise.

3                  Includes extended medical benefit premiums, where applicable.

4            Includes $0 equity value as RSUs remain outstanding and continue to vest in the ordinary course through the applicable severance period. There is no accelerated vesting in connection with this termination event. As it pertains to the Initial RSU Grant made to Mr. Beil, these RSUs shall be subject to, among other things, time-based vesting over three (3) years from the grant date (in accordance with the grant document and the Omnibus Plan), with protections against forfeiture in the case of termination without Cause (as defined in the Omnibus Plan).

5            Includes $0 equity value as RSUs remain outstanding and continue to vest according to the normal vesting schedule. There is no accelerated vesting in connection with this termination event.

REPORT ON DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

Introduction

The following discussion outlines the significant elements of the compensation program for the Company’s Non-Executive Directors. The CEO and Mr. Cicirelli do not receive any additional compensation for their roles on the Board. The compensation of the Non-Executive Directors is designed to attract and retain committed and qualified directors and to align their compensation with the long-term interests of our shareholders.

Director Compensation – Non-executive directors

Our Board, on the recommendation of our Compensation & Talent Committee, is responsible for reviewing and approving any changes to the Non-Executive Directors’ compensation arrangements. In consideration for serving on our Board, each Non-Executive Director receives an annual retainer paid in a combination of cash and deferred share units (‘‘DSUs’’). Non-Executive Directors also can elect to take their annual cash retainer in DSUs. All directors are reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors. Once share ownership guidelines have been achieved, Non-Executive Directors have the option to receive a greater portion of their compensation in cash, if elected in the prior calendar year.

In addition, in lieu of meeting fees, Triple Flag offers an annual charitable donation of $6,000 per director. In 2023, Triple Flag donated to several charitable causes at the behest of the directors; these included Doctors Without Borders, Toronto Sick Kids Hospital, Big Life Foundation, Children’s Wish Foundation of Canada, Canadian Mental Health Association, Alzheimer Society, Pheasants Forever and The Walrus (a non-profit, independent Canadian newsmagazine).

The table below outlines the compensation program for our Non-Executive Directors. All values are in USD.

Board Role	Annual Cash Retainer[1]	Annual DSU Grant[1]	Additional Chair Fee[1]
Board Member	$40,000	$160,000
Chair of the Board			$100,000
Committee Chair			$25,000

1            Non-Executive Directors who have reached their share ownership guidelines may elect alternative values for the breakdown of their total compensation, provided the election is submitted no later than the end of the calendar year preceding the year in which the election is to apply.

Deferred Share Unit Plan

As part of their annual retainer, Non-Executive Directors are granted DSUs under the Director Deferred Share Unit Plan (the ‘‘DSU Plan’’) to ensure alignment between our shareholders and the Board.

The DSU Plan also allows our Non-Executive Directors to elect to take all or a portion of their annual cash retainer in the form of DSUs. Each director wishing to make an election to receive all or a portion of their annual cash retainer in DSUs must do so by no later than the end of the calendar year preceding the year in which the election is to apply. Once share ownership guidelines are achieved, our Non-Executive Directors may elect to take a portion of their annual DSU grant in the form of cash. Each director wishing to make an election to receive a portion of their annual DSU grant in cash must do so by no later than the end of the calendar year preceding the year in which the election is to apply.

A DSU is a unit, equivalent in value to a Common Share, credited by a bookkeeping entry in the books of the Company, to an account in the name of the director. When cash dividends are paid on Common Shares, additional DSUs will automatically be granted to each director who holds DSUs on the record date for the dividends. When an eligible director no longer holds a position with the Company and its related entities, the director will receive a payment in cash at the fair market value of the Common Shares represented by his or her DSUs on the director’s elected redemption date. Each director’s elected redemption date (up to four) will not be earlier than the date the director ceases to hold all positions with the Company and its related entities and will not be later than December 15 of the year following the year in which the director ceases to hold all positions with the Company and its related entities.

Director Share Ownership Guidelines

We have established share ownership guidelines for Non-Executive Directors to align their interests with those of our shareholders and mitigate against the likelihood of undue risk taking. The ownership guidelines establish minimum equity ownership levels for each Non-Executive Director based on a multiple of their annual cash retainer, which is currently set at 10 times the annual cash retainer. Directors are expected to meet the prescribed ownership levels within five years of the later of (i) completion of the IPO and (ii) the date of their appointment to the Board. Common Shares and the value of DSUs and other equity-based awards are included in determining an individual’s equity ownership value. Once the share ownership guidelines have been achieved, Non-Executive Directors have the option to receive a greater portion of their compensation in cash, if elected in the prior calendar year. (see “Director Share Ownership Multiples”)

Director Compensation – Board of directors

The following table sets out information concerning the fiscal 2023 compensation earned by, paid to, or awarded to the Board of Directors.

	Fees earned[1]	Share-based awards[2]	Option-based awards	Non-equity incentive plans compensation	Pension value	All other compensation	Total
Dawn Whittaker[3]		$300,000					$300,000
Susan Allen[4]	$160,000	$65,000					$225,000
Timothy Baker[4]	$65,000	$160,000					$225,000
Peter O'Hagan[4]	$65,000	$160,000					$225,000
Geoff Burns[5]	$160,000	$40,000					$200,000
Blake Rhodes	$40,000	$160,000					$200,000
Elizabeth Wademan[6]	$200,000						$200,000
Mark Cicirelli[7]	NA	NA	NA	NA	NA	NA	NA
Shaun Usmar[7]	NA	NA	NA	NA	NA	NA	NA

1            Cash retainer paid to the directors in USD

2            Represents DSUs credited (with immediate vesting) in 2023.

3            Prior to the end of 2022, Ms. Whittaker elected to receive all of her compensation for 2023 in DSUs

4            Prior to the end of 2022, Messrs. Baker and O’Hagan elected to receive their chair fees in cash and Ms. Allen elected to receive her chair fees in DSUs.

5            Prior to joining the Board, Mr. Burns elected to receive three quarters of his fees in cash and the remainder in DSUs.

6            Ms. Wademan is the President and CEO of Canada Development Investment Corporation (“CDEV”), a Federal Crown corporation that reports to the Canadian Minister of Finance, and is subject to the provisions of the Conflicts of Interest Act (Canada). Due to her role with CDEV, Ms. Wademan is prohibited from receiving DSUs and receives an additional award of cash in lieu of such award.

7            Non-Independent Directors are not eligible for director compensation. For more information about Mr. Usmar’s compensation, please refer to the NEO Summary Compensation Table. Mr. Cicirelli is an employee of an affiliated entity of the Principal Shareholders and, as such, does not receive any compensation for his role on the Board.

Outstanding Share-Based Awards

The following grants of DSUs were awarded to the Non-Executive Directors under the DSU Plan, in USD, and remained outstanding as of December 31, 2023. All such DSUs were vested as of December 31, 2023.

Name	Number of DSUs	Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed ($)[1]
Dawn Whittaker	67,946	-	$904,361
Susan Allen	30,832	-	$410,374
Timothy Baker	38,013	-	$505,953
Peter O'Hagan	38,013	-	$505,953
Geoff Burns	3,024	-	$40,249
Blake Rhodes	12,094	-	$160,971
Elizabeth Wademan[2]	nil	nil	nil

1            Under the terms of the DSU Plan, DSUs cannot be paid out until redeemed by the Participant following termination of Board service. All outstanding DSU awards vested on the day they were granted. The value of the DSUs is calculated based on the closing price of a Common Share on the NYSE on December 29, 2023, being US$13.31.

2            Ms. Wademan is the President and CEO of Canada Development Investment Corporation (“CDEV”), a Federal Crown corporation that reports to the Canadian Minister of Finance, and is subject to the provisions of the Conflicts of Interest Act (Canada). Due to her role with CDEV, Ms. Wademan is prohibited from receiving DSUs and receives an additional award of cash in lieu of such award.

Beginning in fiscal 2022, the Non-Executive Directors were granted fully vested DSUs under the DSU Plan in respect of their Annual DSU Grant and for the Chair of the Board, the additional Chair Fee, on a quarterly basis in arrears. None of our Non-Executive Directors currently holds any option-based awards.

Incentive Plan Awards Value Vested or Earned During the Year

The following table sets out, for each of our Non-Executive Directors, the value of the share-based awards that vested in accordance with their terms during fiscal 2023, in USD.

Name	Principal Position	Share-Based Awards – Value Vested During the Year ($) [1]
Dawn Whittaker	Board Chair	$301,760
Susan Allen	Audit & Risk Committee Chair	$65,380
Timothy Baker	Governance & Sustainability Committee Chair	$160,941
Peter O'Hagan	Compensation & Talent Committee Chair	$160,941
Geoff Burns	Board Member	$40,242
Blake Rhodes	Board Member	$160,941
Elizabeth Wademan[2]	Board Member	Nil

1            Under the terms of the DSU Plan, DSUs cannot be paid out until redeemed by the Participant following termination of Board service. All outstanding DSU awards vested on the day they were granted. The value of the DSUs is calculated based on the closing price of a Common Share on the NYSE on the applicable vesting date.

2            Ms. Wademan is the President and CEO of Canada Development Investment Corporation (“CDEV”), a Federal Crown corporation that reports to the Canadian Minister of Finance, and is subject to the provisions of the Conflicts of Interest Act (Canada). Due to her role with CDEV, Ms. Wademan is prohibited from receiving DSUs and receives an additional award of cash in lieu of such award.

OTHER INFORMATION

Director and Officer Liability Insurance

Our and our subsidiaries’ directors and officers are covered under our existing directors’ and officers’ liability insurance. Under this insurance coverage, we and our subsidiaries will be reimbursed for insured claims where payments have been made under indemnity provisions on behalf of our and our subsidiaries’ directors and officers, subject to a deductible for each loss, which will be paid by us. Our and our subsidiaries’ individual directors and officers will also be reimbursed for insured claims arising during the performance of their duties for which they are not indemnified by us or our subsidiaries. Excluded from insurance coverage are illegal acts, acts which result in personal profit and certain other acts.

Interest of Management and Others in Material Transactions

Management of the Company is not aware of a material interest, direct or indirect, of any director or officer of the Company, any director or officer of a body corporate that is itself an insider or subsidiary of the Company, any proposed nominee for election as a director of the Company, any principal shareholder, or any associate or affiliate of any such person, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Interests of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed, management of the Company is not aware of a material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, of any director or officer of the Company at any time since the beginning of the Company’s last financial year, of any proposed nominee for election as a director of the Company, or of any associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors.

Indebtedness of Directors and Officers

None of our, or our subsidiaries’, directors, executive officers, employees, former directors, former executive officers or former employees and none of their associates is or has within 30 days before the date of this Circular or at any time since the beginning of the most recently completed financial year been indebted to us or any of our subsidiaries or another entity whose indebtedness is subject to a guarantee, support agreement or letter of credit or other similar agreement or understanding provided by us or any of our subsidiaries.

Corporate Cease Trade Orders

None of the directors or executive officers of the Company is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

Bankruptcies

Other than as set out below, none of the directors or executive officers of the Company, nor, to the Company’s knowledge, any shareholder holding a sufficient number of securities to affect materially the control of the Company, has, within the 10 years prior to the date of this Circular (a) been a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Susan Allen served as a director of A Brand Company, Inc. (“Brand Company”), a privately held U.S. promotions and marketing firm, from March 2016 to June 2020, at which time it completed a sale of its U.S. assets. Ms. Allen also served as a director of BrandAlliance, Inc., a Canadian Brand Company subsidiary whose assets were not included in the sale, from February 2018 until her resignation on June 1, 2020. On June 1, 2020, BrandAlliance, Inc. filed for bankruptcy under the Bankruptcy and Insolvency Act (Canada) and a receiver was appointed.

From June 2021 to December 2023, Eban Bari served as a director of 11272420 Canada Inc., the parent company of Stornoway Diamonds (Canada) Inc. (“Stornoway”), a privately-held Canadian company that owns and operated the Renard diamond mine in Northern Quebec. Both 11272420 Canada Inc. and Stornoway filed for creditor protection under the Companies’ Creditors Arrangement Act (Canada) on October 27, 2023, and a monitor was appointed.

Penalties or Sanctions

None of the directors or executive officers of the Company, nor, to the Company’s knowledge, any shareholder holding a sufficient number of securities to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

To the Company’s knowledge, there are no existing potential conflicts of interest among the Company or its subsidiaries and the directors or officers of the Company or its subsidiaries as a result of their outside business interests as at the date of this Circular. The Principal Shareholder owns or controls, directly or indirectly, approximately 67% of the issued and outstanding Common Shares. Certain members of our Board are also members of the boards of directors or executive officers of other public companies. Our Board has not adopted a director interlock policy but will keep informed of other public and private directorships held by its members (see “Director Profiles”). Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company.

The Company’s directors and officers are required by law to act honestly and in good faith with a view to the best interests of the Company and are also required to comply with the conflict of interest provisions of the CBCA. A director who has a material interest in a matter before our Board or any committee on which they serve is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our Board or any committee on which they serve, such director may be required to recuse themselves from the meeting while discussions and voting with respect to the matter are taking place. The contract or transaction resulting from the matter is not invalid, and the director is not accountable to the Company or its shareholders for any profits realized from the contract or transaction, because of the director’s interest in the contract or transaction or because the director was present or was counted to determine whether a quorum existed at the meeting of directors that considered the contract or transaction, if the interest was properly disclosed as detailed above, the directors approved the contract or transaction, and the contract or transaction was reasonable and fair to the Company when it was approved. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict of interest.

The directors and officers of the Company have been advised of their obligations to act at all times in good faith and in the interests of the Company and to disclose any conflicts to the Company if and when they arise. Further, our directors and executive officers are prohibited from purchasing financial instruments designed to hedge or offset a decrease in the market value of our Common Shares.

Normal Course Issuer Bid

In November 2023, the Company received approval from the TSX to renew its normal course issuer bid (“NCIB”). A copy of the Company’s Notice of Intention to make a NCIB, which has been filed with the TSX, can be obtained by shareholders, without charge, by contacting the Company. Under the NCIB, the Company may acquire up to 10,078,488 of its Common Shares from time to time in accordance with the NCIB procedures of the TSX. The Company is permitted to make purchases through the facilities of the TSX, the NYSE and alternative trading systems, if eligible, or by such other means as permitted by the TSX, the NYSE or under applicable law by a registered investment dealer (or an affiliate of the dealer), including private agreement purchases or share purchase program agreement purchases if Triple Flag receives, if applicable, an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. Repurchases under the NCIB are authorized until November 14, 2024. Daily purchases will be limited to 26,350 Common Shares, representing 25% of the average daily trading volume of the Common Shares on the TSX for the period from May 1, 2023 to October 31, 2023 (being 105,401 Common Shares), net of repurchases made by the Company during that period, except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All Common Shares that are repurchased by the Company under the NCIB will be cancelled. In November 2023, Triple Flag also re-established an Automatic Share Purchase Plan (“ASPP”) with the designated broker responsible for the NCIB to allow for the purchase of Common Shares under the NCIB at times when Triple Flag would ordinarily not be permitted to purchase Common Shares due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, prior to entering into a blackout period, the Company may instruct the designated broker to make purchases under the NCIB in accordance with the terms of the ASPP. Such purchases will be made by the designated broker in its sole discretion based on parameters established by us prior to the blackout period in accordance with the rules of the TSX, the NYSE, applicable securities laws and the terms of the ASPP. As at December 31, 2023, the Company had purchased 1,485,820 of its Common Shares under the NCIB for $20.7 million.

Non-IFRS Financial Measures

Certain financial measures discussed in this Circular, such as GEOs, Adjusted EBITDA, Adjusted Net Earnings, Asset Margin, and Free Cash Flow, are non-IFRS financial measures. For more information on the Company’s use of non-IFRS financial measures and detailed reconciliations to the most directly comparable IFRS measures, please see the “Non-IFRS Financial Performance Measures – Gold Equivalent Ounces (“GEOS”)”, “Non-IFRS Financial Performance Measures – Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per Share”, “Non-IFRS Financial Performance Measures – Adjusted EBITDA”, “Non-IFRS Financial Performance Measures – Gross Profit Margin and Asset Margin”, and “Non-IFRS Financial Performance Measures – Free Cash Flow” sections included in the Management’s Discussion & Analysis of the Company’s 2023 Annual Report, available on our SEDAR profile at www.sedarplus.com, which disclosures are incorporated by reference herein. These measures do not have a standardized meaning prescribed by IFRS and therefore they may not be comparable to similarly titled measures presented by other publicly traded companies, and they should not be construed as an alternative to other financial measures determined in accordance with IFRS.

Additional Information

The Company is a reporting issuer under the applicable legislation of all of the provinces and territories of Canada and is required to file consolidated financial statements and information circulars with the various securities commissions or similar regulatory authority in each of the provinces and territories of Canada. The Company has filed its AIF which, among other things, contains all of the disclosure required by Form 52-110F1 under National Instrument 52-110 – Audit Committees.

Copies of the Company’s latest AIF, the Company’s 2023 Annual Report and this Circular can be obtained free of charge upon request from the Vice President, Investor Relations of the Company at 4535-161 Bay Street, Toronto, Ontario M5J 2S1.

Financial information is provided in the Company’s audited consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year. Additional information about or relating to the Company can also be found at www.tripleflagpm.com and www.sedarplus.com or by dialing in for regularly scheduled conference calls.

Shareholder Proposals

There were no shareholder proposals received in relation to the Meeting during the prescribed period for submission.

Subject to the requirements set forth in Section 137 of the CBCA, an eligible shareholder may: (i) submit to the Company notice of any matter that the person proposes to raise at the next annual meeting of shareholders of the Company (a “proposal”); and (ii) discuss at such meeting any matter in respect of which the person would have been entitled to submit a proposal. For a proposal to be included in the management proxy circular in connection with the next annual meeting of shareholders of the Company, an eligible shareholder must submit the proposal after December 9, 2024 but no later than February 7, 2025.

CONTACTING THE BOARD OF DIRECTORS

Shareholders, employees and other interested parties may communicate directly with the Board through the Chair of the Board by writing to:

Chair of the Board
c/o Chief Financial Officer
Triple Flag Precious Metals Corp.
4535-161 Bay Street
Toronto, ON
M5J 2S1

Shareholders may also contact the Chair with any proposals for director nominees. See “Advance Notice Provisions”.

BOARD APPROVAL

The contents and sending of this Circular to shareholders entitled to receive notice of the Meeting, to each director, to the external auditor of the Company and to the appropriate government agencies have been approved by the Board.

Sheldon Vanderkooy
Chief Financial Officer
Dated in Toronto, Ontario
March 26, 2024

APPENDIX A – BOARD OF DIRECTORS MANDATE

MANDATE OF THE BOARD OF DIRECTORS (“THE MANDATE”)

Approved by the Board of Directors on May 3, 2021 and amended and restated on February 21, 2023.

1.	INTRODUCTION

The members of the board of directors (respectively, the “Directors” and the “Board”) of Triple Flag Precious Metals Corp. (the “Company”) are elected by the shareholders of the Company and are responsible for the stewardship of the Company. The purpose of this Mandate is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

Certain aspects of the composition and organization of the Board are prescribed and/or governed by the Canada Business Corporations Act and the constating documents of the Company, and applicable agreements, including the investor rights agreement between the Company and its principal shareholders (the “Investor Rights Agreement”). Certain of the provisions of the Mandate may be modified or superseded by the provisions of the Investor Rights Agreement. In the event of a conflict between this Mandate and the Investor Rights Agreement, the Investor Rights Agreement shall prevail.

2.	ROLE AND RESPONSIBILITIES OF THE BOARD

The Board is responsible for supervising the management of the business and affairs of the Company and is expected to focus on guidance and strategic oversight with a view to increasing shareholder value.

In accordance with the Canada Business Corporations Act, in discharging his or her duties, each Director must act honestly and in good faith, with a view to the best interests of the Company. Each Director must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3.	CHAIR OF THE BOARD

The Board will appoint an independent director to act as Chair of the Board (the “Chair”). If the Board determines that this is not appropriate in the circumstances and instead appoints a non-independent director to act as a Chair, the Board will also appoint an independent director to act as lead director (the “Lead Director”). Either an independent Chair or the Lead Director will act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties. The Chair and the Lead Director, as applicable, may be removed at any time at the discretion of the Board.

4.	POSITION DESCRIPTIONS

The Board shall review and, if determined appropriate, approve the recommendations of the Governance & Sustainability Committee, concerning formal position descriptions for:

(a)	the Chair;

(b)	the Lead Director, if the Chair is not an independent Director;

(c)	the chair of each standing committee of the Board; and

(d)	the CEO.

5.	BOARD SIZE

The constating documents of the Company provide that the Board shall be comprised of a minimum of three (3) Directors and a maximum of ten (10) Directors, as determined from time to time by the Directors. The Board shall initially be comprised of seven (7) Directors. The Board shall periodically review its size in light of its duties and responsibilities. Applicable residency requirements will be complied with in respect of the composition of the Board.

6.	INDEPENDENCE

The Board shall be comprised of a majority of independent Directors. A Director shall be considered independent if they would be considered independent for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices and any other applicable securities laws and the rules of any stock exchanges upon which the Company’s securities are listed.

7.	BOARD MEETINGS

(a)	The proceedings and meetings of the Board are governed by the provisions of the constating documents of the Company relating to the regulation of the meetings and proceedings of the Board. In accordance with the constating documents of the Company, meetings of the Board may be held at such times and places as the Chair may determine and as many times per year as necessary to effectively carry out the Board’s responsibilities.

(b)	The non-employee Directors may meet without the Chief Executive Officer, Chief Financial Officer, any Vice-President and/or any Managing Director of the Company (each, an “executive officer”), as required. The independent Directors may meet without executive officers of the Company and any non-independent Directors, as required.

(c)	The Chair shall be responsible for establishing or causing to be established the agenda for each Board meeting, and for ensuring that regular minutes of Board proceedings are kept and circulated on a timely basis for review and approval.

(d)	The Chair (or other Directors as delegated by the Chair from time to time) may invite, at its discretion, any other individuals to attend its meetings. Executive officers of the Company shall attend a meeting if invited by the Chair (or another Director delegated by the Chair).

8.	DELEGATIONS AND APPROVAL AUTHORITIES

(a)	The Board shall appoint the chief executive officer of the Company (the “CEO”) and delegate to the CEO and other executive officers of the Company the authority for the day-to-day management of the business and affairs of the Company.

(b)	The Board may delegate certain matters it is responsible for to the committees of the Board, currently consisting of the Audit & Risk Committee, the Compensation & Talent Committee and the Governance & Sustainability Committee. The Board may appoint other committees, as it deems appropriate, subject to compliance with the Investor Rights Agreement and to the extent permissible under applicable law. The Board will, however, retain its oversight function and ultimate responsibility for such matters and associated delegated responsibilities.

9.	STRATEGIC PLANNING PROCESS AND RISK MANAGEMENT

(a)	The Board shall adopt a strategic planning process to establish objectives and goals for the Company’s business and shall review, approve and modify as appropriate the strategies proposed by executive officers of the Company to achieve such objectives and goals. The Board shall review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business and affairs.

(b)	The Board, in conjunction with management, shall be responsible for identifying the principal risks of the Company’s business and oversee management’s implementation of appropriate systems to seek to effectively monitor, manage and mitigate the impact of such risks. Pursuant to its duty to oversee the implementation of effective risk management policies and procedures, the Board may delegate to applicable Board committees the responsibility for assessing and implementing appropriate policies and procedures to address specified risks, including delegation of financial and related risk management to the Audit & Risk Committee, delegation of risks associated with compensation policies and practices to the Compensation & Talent Committee and delegating to the Audit & Risk Committee the responsibility and authority to monitor, assess and manage risk-related environmental and social issues.

10.	SUCCESSION PLANNING, APPOINTMENT AND SUPERVISION OF EXECUTIVE OFFICERS OF THE COMPANY

(a)	The Board shall approve the corporate goals and objectives of the CEO and review the performance of the CEO against such corporate goals and objectives. The Board shall take steps to satisfy itself as to the integrity of the CEO and other executive officers of the Company and that the CEO and other executive officers of the Company create a culture of integrity throughout the organization.

(b)	The Board shall approve the succession plan for the Company, including the selection, appointment, supervision and evaluation of the executive officers of the Company, and shall also approve the compensation of the executive officers of the Company upon recommendation of the Compensation & Talent Committee and/or the Governance & Sustainability Committee.

11.	FINANCIAL REPORTING AND INTERNAL CONTROLS

The Board shall review and monitor, with the assistance of the Audit & Risk Committee, the adequacy and effectiveness of the Company’s system of internal control over financial reporting, including any significant deficiencies or changes in internal control and the quality and integrity of the Company’s external financial reporting processes.

12.	REGULATORY FILINGS

The Board shall approve all applicable regulatory filings that require or are advisable for the Board to approve, which the Board may delegate in accordance with Section 8(b) of this mandate. These include, but are not limited to, the annual audited financial statements, interim financial statements and related management’s discussion and analysis accompanying such financial statements, management proxy circulars, annual information forms, earnings press releases, annual reports, prospectuses, offering documents and other applicable disclosure.

13.	CORPORATE DISCLOSURE AND COMMUNICATIONS

The Board will seek to ensure that corporate disclosure of the Company complies with all applicable laws, rules, regulations, including the rules and regulations of the stock exchanges upon which the Company’s securities are listed. In addition, the Board shall adopt appropriate procedures designed to permit the Board to receive feedback from shareholders on material issues.

14.	CORPORATE POLICIES

The Board shall adopt and periodically review policies and procedures. The policies and procedures adopted by the Board are designed to ensure that the Company and its Directors, officers and employees comply with all applicable laws, rules and regulations, including the rules and regulations of the stock exchanges upon which the Company’s securities are listed, and conduct the Company’s business ethically and with honesty and integrity.

15.	INDEPENDENT ADVICE

In discharging its mandate, the Board shall have the authority to retain and receive advice from, special legal, accounting or other advisors and outside consultants, if appropriate.

16.	REVIEW OF MANDATE

The Board may, from time to time, permit departures from the terms of this Mandate, either prospectively or retrospectively. This Mandate is not intended to give rise to civil liability on the part of the Company or its Directors or officers, to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

The Board may review and recommend changes to the Mandate from time to time and the Governance & Sustainability Committee may periodically review and assess the adequacy of this Mandate and recommend any proposed changes to the Board for consideration.